As filed with the Securities and Exchange Commission on March 11, 1996
                                                                File No. 333-387

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

   Pre-Effective Amendment No.  1


o  Post-Effective Amendment No. ____

                        (Check appropriate box or boxes)
         --------------------------------------------------------------

               (Exact Name of Registrant as Specified in Charter)
                                MUTUAL FUND GROUP

              (Registrant's Telephone Number, Including Area Code)
                                 (212) 492-1600

                    (Address of Principal Executive Offices)
                              125 West 55th Street
                            New York, New York 10019

                     (Name and Address of Agent for Service)
                                   George Martinez
                                Mutual Fund Group
                              125 West 55th Street
                            New York, New York 10019

                                    Copy to:
                              Carl Frischling, Esq.
                Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                                919 Third Avenue
                            New York, New York 10022

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective. The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No filing fee is required under the Securities Act of 1933 because an indefinite number of shares of beneficial interest, without par value, has previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. The Registrant's Rule 24f-2 Notice for its most recent fiscal year was filed on November 27, 1995.

                                  BALANCED FUND
                                    series of
                                MUTUAL FUND GROUP
                              Cross Reference Sheet
                           Items Required by Form N-14

PART A
 N-14
Item No.               Item Caption                       Prospectus Caption

1.            Beginning of Registration Statement         COVER PAGE OF
              and Outside Front Cover Page of             REGISTRATION
              Prospectus                                  STATEMENT; FRONT
                                                          COVER OF
                                                          PROSPECTUS/PROXY
                                                          STATEMENT

 2.           Beginning and Outside Back Cover            TABLE OF CONTENTS
              Page of Prospectus

 3.           Fee Table, Synopsis Information and         SUMMARY
              Risk Factors

 4.           Information About the Transaction           SUMMARY; PROPOSED
                                                          REORGANIZATION

 5.           Information About the Registrant            COVER PAGE;
                                                          SUMMARY;
                                                          COMPARISON OF THE
                                                          BALANCED FUND AND
                                                          THE IEEE FUND;
                                                          ADDITIONAL
                                                          INFORMATION ABOUT
                                                          THE TRUST

 6.           Information About the Company               COVER PAGE;
              Being Acquired                              SUMMARY;
                                                          COMPARISON OF THE
                                                          BALANCED FUND AND
                                                          THE IEEE FUND;
                                                          ADDITIONAL
                                                          INFORMATION ABOUT
                                                          THE TRUST;
                                                          ADDITIONAL
                                                          INFORMATION ABOUT
                                                          THE IEEE FUND

PART A
 N-14
Item No.             Item Caption                          Prospectus Caption

 7.           Voting Information                           COVER PAGE; NOTICE
                                                           OF SPECIAL MEETING
                                                           OF SHAREHOLDERS;
                                                           SUMMARY;
                                                           INFORMATION
                                                           RELATING TO VOTING
                                                           MATTERS

 8.           Interest of Certain Persons and Experts      INFORMATION
                                                           RELATING TO THE
                                                           PROPOSED
                                                           REORGANIZATION

 9.           Additional Information Required for          NOT APPLICABLE
              Reoffering by Persons Deemed to be
              Underwriters


10.           Cover Page                                   COVER PAGE

11.           Table of Contents                            INCORPORATION OF
                                                           DOCUMENTS BY
                                                           REFERENCE IN
                                                           STATEMENT OF
                                                           ADDITIONAL
                                                           INFORMATION

12.           Additional Information About the             INCORPORATION OF
              Registrant                                   DOCUMENTS BY
                                                           REFERENCE IN
                                                           STATEMENT OF
                                                           ADDITIONAL
                                                           INFORMATION

13.           Additional Information About the             NOT APPLICABLE
              Company Being Acquired

14.           Financial Statements                          EXHIBITS TO
                                                            STATEMENT OF
                                                            ADDITIONAL
                                                            INFORMATION

PART A
 N-14
Item No.           Item Caption                             Prospectus Caption


15.                Indemnification                          INDEMNIFICATION

16.                Exhibits                                 EXHIBITS

17.                Undertakings                             UNDERTAKINGS

SIGNATURES

                 Preliminary Proxy Material for the Information of the Securities and Exchange Commission Only

                               IEEE BALANCED FUND

                              125 West 55th Street
                            New York, New York 10019


                         SPECIAL MEETING OF SHAREHOLDERS

                         To Be Held on ___________, 1996


Dear Valued Shareholder:

         As you may be aware, The Chase Manhattan Corporation ("Chase") has entered an Agreement and Plan of Merger with Chemical Banking Corporation ("Chemical") pursuant to which Chase will merge with and into Chemical (the "Holding Company Merger"). As required by the Investment Company Act of 1940, as amended, consummation of the Holding Company Merger will result in the automatic termination of the investment advisory agreement between the IEEE Balanced Fund and The Chase Manhattan Bank, N.A. (the "Adviser") and the sub-advisory agreement between the Adviser and Atlanta Capital Management Company. In addition, subsequent to the Holding Company Merger, the Adviser will be merged with and into Chemical Bank in a secondary merger of the principal operating entities of Chase and Chemical (the "Bank Merger"). The Bank Merger may also be deemed to result in the automatic termination of the investment advisory agreement and sub-advisory agreement. In anticipation of the completion of the Holding Company Merger and the Bank Merger, and to provide continuity in investment advisory services to the IEEE Balanced Fund, we urge you to review the enclosed proxy statement. In the proxy statement you are asked to vote on the approval of new advisory agreements between and sub-advisory agreements in addition to other items.

         You are also being asked to approve a Plan of Reorganization (the "Reorganization Plan") whereby all of the assets of the IEEE Balanced Fund will be transferred to the Vista Balanced Fund, another series of Mutual Fund Group (the "Trust"). Currently, Atlanta Capital Management Company ("Atlanta Capital") serves as sub-adviser to the IEEE Balanced Fund.

         If shareholders approve the reorganization of IEEE Balanced Fund into Vista Balanced Fund, Atlanta Capital will no longer serve as sub-adviser. This is being proposed as a result of the Adviser's determination that portfolio management of the equity and fixed income portfolios of the Vista Funds should be consolidated within Chase and its affiliates.

Balanced Fund shareholders are being asked to vote upon an arrangement whereby Chase Asset Management, Inc. ("CAM Inc."), a wholly-owned subsidiary of Chase, will provide sub-advisory services to the Balanced Fund.

                  The Board of Trustees has voted unanimously in favor of each proposal and recommends that you vote "FOR" them as well. You will find more information on the proposals in the enclosed proxy statement.

                  Please be assured that there is no increase to the contractual advisory fee rate in the proposed advisory agreement.

         PLEASE VOTE YOUR PROXIES AND RETURN THEM AS SOON AS POSSIBLE IN THE POSTAGE PAID ENVELOPE PROVIDED. EVERY VOTE COUNTS.



                                   -------------------------------



_______________, 1996

                 Preliminary Proxy Material for the Information of the Securities and Exchange Commission Only

                               IEEE BALANCED FUND

                              125 West 55th Street
                            New York, New York 10019


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                         To Be Held on ___________, 1996


To the Shareholders of the IEEE Balanced Fund:

         NOTICE IS HEREBY GIVEN that a Special Meeting of the Shareholders of the IEEE Balanced Fund (the "IEEE Fund") a series of Mutual Fund Group (the "Trust") will be held at the offices of the Trust, 125 W. 55th Street, New York, New York at 9:00 a.m., Eastern Time on ____________, 1996 for the following purposes:

          1. To consider and act upon a Plan of Reorganization (the "Reorganization Plan") and the transactions contemplated thereby providing for (a) the transfer of all of the assets of the IEEE Fund to the Vista Balanced Fund (the "Balanced Fund"), another series of the Trust, in exchange for the assumption of the liabilities of the IEEE Fund by the Balanced Fund and the delivery to the IEEE Fund of Class A shares of the Balanced Fund;
               (b) the pro rata distribution of the Class A shares of the Balanced Fund so received to the shareholders of the IEEE Fund in liquidation of their interests in IEEE Fund; and (c) the termination of IEEE Fund;

          2. To approve or disapprove a new investment advisory agreement between the IEEE Fund and The Chase Manhattan Bank, N.A. (or the successor entity thereto) (the "Adviser") and a sub-advisory agreement between the Adviser and Atlanta Capital Management Company to take effect after the merger of The Chase Manhattan Corporation (the parent company of the Adviser) and Chemical Banking Corporation. No fee increase is proposed;

          3. To elect eleven trustees to serve as members of the Board of Trustees of the Trust;

          4. To ratify the selection of Price Waterhouse LLP as independent accountants for the 1996 fiscal year of IEEE Fund; and

          5. To approve or disapprove an amendment to the Trust's Declaration of Trust.

         To transact such other business as may properly come before the Special Meeting or any adjournment(s) thereof.

         Shareholders of record as of the close of business on ___________, 1996, are entitled to notice of, and to vote at, the Special Meeting and any adjournment(s) thereof. The proposed Reorganization, including the actions that will occur without the need for further shareholder consideration (if shareholders approve the Reorganization), are described in the attached Combined Proxy Statement/Prospectus. Appendix A to the Combined Proxy Statement/Prospectus is a copy of the Reorganization Plan.

         SHAREHOLDERS ARE REQUESTED TO EXECUTE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE THE ACCOMPANYING PROXY CARD WHICH IS BEING SOLICITED BY THE BOARD OF TRUSTEES OF THE TRUST ON BEHALF OF IEEE FUND. THIS IS IMPORTANT TO ENSURE A QUORUM AT THE MEETING. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY SUBMITTING TO THE IEEE FUND A WRITTEN NOTICE OF REVOCATION OR A SUBSEQUENTLY EXECUTED PROXY, OR BY ATTENDING THE MEETING AND VOTING IN PERSON.



                                           -------------------------------
                                                      Ann Bergin
                                                      Secretary

_______________, 1996

                       Preliminary Proxy Material for the
                        Information of the Securities and
                            Exchange Commission Only

                               IEEE BALANCED FUND
                              125 West 55th Street
                            New York, New York 10019
                                  800-348-4782

                               VISTA BALANCED FUND
                              125 West 55th Street
                            New York, New York 10019
                                  800-348-4782


                           PROSPECTUS/PROXY STATEMENT
                             Dated __________, 1996



         This Combined Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Board of Mutual Fund Group on behalf of IEEE (the "IEEE Fund") in connection with a Special Meeting of Shareholders (the "Meeting") to be held at the offices of the IEEE Fund, 125 W. 55th Street, New York, New York on _____, 1996 at 9:00 a.m., Eastern Time, at which shareholders will be asked to consider and approve a proposed Plan of Reorganization adopted December 14, 1995 (the "Reorganization Plan"), by the Board of Trustees of the Mutual Fund Group, a Massachusetts business trust (the "Trust"), with respect to two of the Trust's existing investment portfolios: the Vista Balanced Fund (the "Balanced Fund") and the IEEE Fund.

         The Trust is an open-end management investment company; the Trust is organized as a "series company" which means that separate investment portfolios are organized under the common company with each portfolio having separate assets and shareholders. The Balanced Fund and the IEEE Fund are both such portfolios. The investment objective and policies of the Balanced Fund are substantially identical to those of the IEEE Fund. Both seek to provide their shareholders with maximum total return through a combination of long-term growth of capital and current income by investing in a diversified portfolio of equity and debt securities, including common stocks, convertible securities and government and corporate fixed-income senior securities. The Chase Manhattan Bank, N.A. ("Chase" or the "Adviser") serves as investment adviser to both the IEEE Fund and the Balanced Fund, and if the Reorganization Plan is approved by shareholders of the IEEE Fund, Chase will continue to provide investment advisory services to the Balanced Fund.

         The Reorganization Plan provides that all of the assets of the IEEE Fund will be transferred to the Balanced Fund. In exchange for the transfer of those assets, the Balanced Fund will assume all liabilities of the IEEE Fund and issue Class A shares of the Balanced Fund to the IEEE Fund. The IEEE Fund will then make a liquidating pro rata distribution of the Balanced Fund's shares to the shareholders of the IEEE Fund, so that someone who is an IEEE Fund shareholder at the time of the reorganization will receive full and fractional Class A shares of the Balanced Fund with an aggregate net asset value equal to the aggregate net asset value of the shares of the IEEE Fund held by the shareholder immediately before the reorganization.

         The above described transfer of assets, assumption of all liabilities, delivery of shares of the Balanced Fund, and pro rata distribution of such shares to the shareholders of the IEEE Fund are collectively referred to as a "Reorganization" with respect to the IEEE Fund. Following the Reorganization of the IEEE Fund, it will be terminated.

         No commissions, sales loads or similar charges will be incurred by shareholders of the IEEE Fund in connection with the Reorganization. In addition, all ordinary and reasonable expenses incurred in connection with the Reorganization will be borne by Chase or its affiliates.

         As a result of the Reorganization, an account will be established for the Shareholders of the IEEE Fund, which will be credited with full and fractional Class A shares of the Balanced Fund equal in value to the value of the shares of the IEEE Fund held by its shareholders immediately prior to the Reorganization.

         As you may be aware, The Chase Manhattan Corporation ("Chase") has entered an Agreement and Plan of Merger with Chemical Banking Corporation ("Chemical") pursuant to which Chase will merge with and into Chemical (the "Holding Company Merger"). As required by the Investment Company Act of 1940, as amended, consummation of the Holding Company Merger will result in the automatic termination of the investment advisory agreement between the IEEE Fund and The Chase Manhattan Bank, N.A. (the "Adviser") and the sub-advisory agreement between the Adviser and Atlanta Capital Management Company ("Atlanta Capital"). In addition, subsequent to the Holding Company Merger, the Adviser will be merged with and into Chemical Bank in a secondary merger of the principal operating entities of Chase and Chemical (the "Bank Merger"). The Bank Merger may also be deemed to result in the automatic termination of the investment advisory agreement and sub-advisory agreement. Balanced Fund shareholders are being asked to vote upon the investment advisory agreements. In anticipation of the completion of the Holding Company Merger and the Bank Merger, and to provide continuity in investment advisory services to the IEEE Fund, we urge you to review the enclosed proxy statement. In the proxy statement you are asked to vote on the approval of a new advisory agreement between the IEEE Fund and the Adviser and a sub-advisory agreement between the Adviser and Atlanta Capital Management in addition to other items.

               The Board of Trustees has voted unanimously in favor of each proposal and recommends that you vote "FOR" them as well. You will find more information on the proposals in the enclosed proxy statement.

               Please be assured that there is no increase to the contractual advisory fee rates in the proposed advisory agreements.


         This Combined Prospectus/Proxy Statement sets forth concisely the information that a shareholder should know before voting, and should be retained for future reference. This Combined Proxy Statement/Prospectus is expected to first be sent to Shareholders on or about ________, 1996. The current Prospectus and Statement of Additional Information for the IEEE Fund, dated March 1, 1996, have been filed with the Securities and Exchange Commission (the 1996 "SEC") and are incorporated by reference into this Combined Prospectus/Proxy Statement. A copy of the Vista Balanced Fund Prospectus dated March 1, 1996 is attached to the copy of this Combined Prospectus/Proxy Statement. Copies of the Prospectus and Statement of Additional Information are available without charge upon oral or written request by writing or calling the IEEE Fund at the address or telephone number indicated on the previous page.



--------------------------------------------------------------------------------
THE SECURITIES OF THE VISTA BALANCED FUND HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS COMBINED PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS COMBINED PROXY STATEMENT/PROSPECTUS AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY IEEE BALANCED FUND OR THE VISTA BALANCED FUND.

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS                       Page

Summary  ................................................................  1
         Proposed Reorganization.........................................  1
         Reasons for Reorganization......................................  1
         Voting Information..............................................  3
         Federal Income Tax Consequences.................................  3
         Organizational Structure........................................  3
         Risk Factors....................................................  4

Information Relating to the Proposed Reorganization......................  4
         Description of the Reorganization Plan..........................  4
         Board Consideration.............................................  5
         Federal Income Tax Consequences.................................  6

Comparison of the Balanced Fund and the IEEE Fund........................  8
         Investment Objectives, Policies and Restrictions................  8
         Investment Advisory Fees and Other Expenses.....................  9
         Shareholder Service Agreements.................................. 11
         Distribution and Purchase Procedures............................ 11
         Plan of Distribution............................................ 12
         Redemption and Exchange Procedures.............................. 12
         Income Dividends, Capital Gain Distributions and Taxes.......... 13
         Governance and Shareholders' Rights............................. 13

Information Relating To Voting Matters................................... 13
         General Information............................................. 13
         Quorum   ....................................................... 14
         Shareholder Approvals........................................... 14
         Appraisal Rights................................................ 14

Information About the Balanced and IEEE Funds' Investment Adviser
          Administrator, Distributor and Sub-Administrator,
          Distribution Plan, Shareholder Servicing Agents, Transfer
          Agent, Custodian, Independent Accountants and
          Counsel........................................................ 15

          The Investment Adviser......................................... 15
          The Administrator.............................................. 16
          The Glass-Steagall Act......................................... 17
          The Distributor and Sub-Administrator.......................... 18
          The Distribution Plans......................................... 18
          Shareholder Servicing Agents................................... 18
          Transfer Agent and Custodian................................... 19
          Independent Accountants........................................ 20
          Counsel ....................................................... 20

Information about the IEEE Fund's Sub-Adviser and Other Relationships.... 20
         The IEEE Fund's Sub-Adviser..................................... 20
         The IEEE Fund's Other Relationships............................. 20

Additional Information About the Trust................................... 20
         Trustees ....................................................... 21

Additional Information About the IEEE Fund............................... 22

Financial Statements..................................................... 22

Shareholder Inquiries.................................................... 23

Appendix A - Plan of Reorganization
Appendix B - Form of Investment Advisory Agreement
Appendix C - Form of Proposed Investment Advisory Agreement
Appendix D - Form of Proposed CAM Inc. Sub-Advisory Agreement
Appendix E - Form of Proposed Atlanta Capital Management Company
                  Sub-Advisory Agreement
Appendix F - Form of Rule 12b-1 Distribution Plan for Class A Shares

                              PROPOSAL 1
            APPROVAL OR DISAPPROVAL OF A REORGANIZATION OF
              IEEE BALANCED FUND INTO VISTA BALANCED FUND



Summary

         The following is a summary of certain information relating to the proposed Reorganization, the parties thereto and the related transactions, and is qualified in its entirety by the more detailed information appearing elsewhere in this Combined Prospectus/Proxy Statement, the Reorganization Plan, and the prospectuses and statements of additional information of the IEEE Fund and the Balanced Fund.

         Proposed Reorganization

         Based upon their evaluation of the relevant information presented to them, and in light of their fiduciary duties under federal and state law, the Board of Trustees of the Trust including its members who are not "interested persons" of the Trust, as defined by the Investment Company Act of 1940, as amended (the "1940 Act"), have unanimously determined that the proposed Reorganization is in the best interests of the IEEE Fund and the Balanced Fund and their respective shareholders.

         Subject to shareholder approval,  the Reorganization Plan provides for:
(a) the acquisition by the Balanced Fund of all of the assets of the IEEE Fund in exchange for the assumption of all of the liabilities of the IEEE Fund by the Balanced Fund and the delivery to the IEEE Fund of Class A shares of the Balanced Fund; (b) the pro rata distribution by the IEEE Fund of Balanced Fund shares to the shareholders of the IEEE Fund in liquidation of the IEEE Fund; and
(c) the termination of the IEEE Fund following the Reorganization. Consummation of the Reorganization with respect to the IEEE Fund is contingent on the Reorganization Plan being approved by shareholders of the IEEE Fund.

         If the proposed Reorganization is consummated, each shareholder of the IEEE Fund will become a shareholder of the Balanced Fund and will hold, immediately after the time the Reorganization becomes effective (the "Effective Time of Reorganization"), full and fractional Class A shares of the Balanced Fund with an aggregate net asset value equal to the aggregate net asset value of the shares of the IEEE Fund held by the shareholder immediately before the Effective Time of Reorganization.

         Reasons for Reorganization

         At a meeting of the Board of Trustees (the "Trustees" or the "Board") of the Trust held on December 14, 1995, the Trustees, including all of the Trustees who are not "interested persons," as defined in the 1940 Act, of the Trust, Chase, or Atlanta Capital

Management Company, unanimously approved the proposed Reorganization and Reorganization Plan as in the best interest of the IEEE Fund, the Balanced Fund and their respective shareholders. The Trustees considered all factors they considered relevant, including, among other factors, (i) the fact that (A) Chase will continue to serve as Investment Adviser, Administrator, Shareholder Servicing Agent, and Custodian to the Balanced Fund and (B) Vista Broker-Dealer Services, Inc., a wholly-owned subsidiary of The BISYS Group, Inc., will continue to serve as Distributor; (ii) the experience, reputation and financial resources of Chase; (iii) the experience, reputation and financial resources of Vista Broker-Dealer Services, Inc.; (iv) the expenses and expense ratio proposed for the Balanced Fund, compared with those of the IEEE Fund; and (v) the fact that the various shareholder services available to shareholders of the IEEE Fund are substantially identical to those currently available to Balanced Fund shareholders. The Trustees also determined that the opportunity to continue to exchange shares of the Balanced Fund for shares of the other funds of the Trust would be beneficial to IEEE Fund shareholders. For more detailed information, see "Information Relating to the Proposed Reorganization - Board Consideration." If for any reason the Reorganization of the IEEE Fund is not approved or consummated, then the IEEE Fund will continue to operate with its then-current advisory and distribution arrangements.

         The Board of Trustees recommends that shareholders vote FOR the proposed Reorganization.

         Voting Information

         Only shareholders of the IEEE Fund of record at the close of business on _______, 1996 (the "Record Date"), will be entitled to notice of and to vote at the meeting, including any adjournments thereof. The votes of shareholders of the Balanced Fund are not being solicited in connection with the Reorganization because their approval or consent is not necessary for the Reorganization. Any proxy which is properly executed and returned in time to be voted at the Meeting will be counted in determining whether a quorum is present and will be voted in accordance with the instructions marked thereon, or in the absence of any instructions, such proxy will be voted to approve the Reorganization Plan and the transactions contemplated thereby. A Shareholder may revoke his or her proxy at any time prior to its exercise by delivering written notice of revocation or by executing and delivering a later dated proxy to the address of the IEEE Fund set forth on the cover page of this combined Prospectus/Proxy Statement, or by attending and voting at the Meeting.

         As of __________, 1996, the following shareholders of record owned 5% or more of the outstanding shares of the IEEE Fund:


[insert 5% shareholders]

         Federal Income Tax Consequences

         Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, counsel to the Trust, is expected to issue an opinion as of the Effective Time of Reorganization stating that the Reorganization will not give rise to the recognition of income, gain or loss for Federal income tax purposes to the IEEE Fund, the Balanced Fund, or their respective shareholders. See "Information Relating to the Proposed Reorganization -- Federal Income Tax Consequences."

         Organizational Structure

         The Trust is an open-end, management investment company organized as a Massachusetts business trust with 15 existing investment portfolios and aggregate assets, as of , 1995, of approximately $ billion. Of the 15 investment portfolios of the Trust, two are covered by this Combined Prospectus/Proxy
Statement: the Balanced Fund and the IEEE Fund. Assuming that the IEEE Fund obtains the necessary shareholder approval and is reorganized with the Balanced Fund, the Trust will have 14 separate investment portfolios: Vista U.S. Government Income Fund, Vista Balanced Fund, Vista Equity Income Fund, Vista
Bond Fund, Vista Short Term Bond Fund, Vista Equity Fund, Vista Growth and Income Fund, Vista Capital Growth Fund, Vista International Equity Fund, Vista Global Fixed Income Fund, Vista Small Cap Equity Fund, Vista Southeast Asia Fund, Vista Japan Fund and Vista European Fund. Certain of the series, including the Balanced Fund, are authorized to issue multiple classes of shares. Chase, one of the largest commercial banks in the United States, serves as investment adviser to the Vista Funds. The investment objectives, restrictions and policies of the IEEE Fund are substantially identical to those of the Balanced Fund. See "Comparison of the Balanced Fund and the IEEE Fund" for a more complete description.

         Risk Factors

         Because of the similarities of the investment objectives, restrictions and policies of the IEEE Fund and the Balanced Fund, the Adviser believes that an investment in the Balanced Fund involves investment risks that are substantially similar to those of the IEEE Fund. There are differences, however, between the IEEE Fund and the Balanced Fund with respect to some features. See "Comparison of the Balanced Fund and the IEEE Fund" for a discussion of these differences.




Information Relating to the Proposed Reorganization

         The terms and conditions under which the Reorganization may be consummated are set forth in the Reorganization Plan. Significant provisions of the Reorganization Plan are summarized below; however, this summary is qualified in its entirety by reference to the Reorganization Plan, a copy of which is attached as Appendix A to this Combined Proxy Statement/Prospectus.

         Description of the Reorganization Plan

         The Reorganization Plan provides that at the Effective Time of Reorganization, all of the assets of the IEEE Fund will be transferred to the Balanced Fund.

         In exchange for the transfer of the assets of the IEEE Fund, the Balanced Fund will assume all of the liabilities and obligations of the IEEE Fund and simultaneously will issue to the IEEE Fund at the Effective Time of Reorganization full and fractional Class A shares in the Balanced Fund. The aggregate net asset value of the Class A shares issued by the Balanced Fund will be equal to the aggregate net asset value of the shares of the IEEE Balanced Fund that will be outstanding immediately prior to the Effective Time of the Reorganization.

         Following the transfer of the assets and assumption of the liabilities and obligations existing at the Effective Time of Reorganization, the IEEE Fund will distribute the Balanced Fund shares so received to the IEEE Fund's shareholders in liquidation of the IEEE Fund. Each shareholder owning shares of the IEEE Fund at the Effective Time of Reorganization will receive the same dollar amount in Balanced Fund shares as the shareholder had in the IEEE Fund, plus the right to receive any unpaid dividends or distributions which were declared before the Effective Time of Reorganization on shares of the IEEE Fund. If the Reorganization of the IEEE Fund is approved and consummated, the IEEE Fund will be terminated.

         The share transfer books of the IEEE Fund will be permanently closed as of the close of business immediately preceding the Effective Time of Reorganization. Redemption requests received thereafter by the IEEE Fund will be deemed to be redemption requests for shares of the Balanced Fund to be distributed to the former IEEE Fund shareholders. If any IEEE Fund shares held by a former IEEE Fund shareholder are represented by a share certificate, the certificate must be surrendered to the Balanced Fund's transfer agent for cancellation before the Balanced Fund shares issued to the shareholder in the Reorganization will be redeemed.

         The current fundamental policies (changeable only by shareholder vote) of the IEEE Fund might be deemed to prevent it from taking the actions necessary to effectuate the Reorganization as described in this Combined Proxy Statement/Prospectus. In general, these policies prohibit the IEEE Fund from purchasing more than a stated percentage of another company, including the Balanced Fund, such as would occur in connection with this Reorganization. By approving the Reorganization Plan, shareholders of the IEEE Fund will be deemed to have agreed to waive the application of the fundamental policies to the extent necessary to consummate the Reorganization.

         The Reorganization is subject to a number of other conditions, including the receipt of certain legal opinions described in the Reorganization Plan; certain regulatory approvals; and the parties' performance in all material respects of their respective agreements and undertakings in the Reorganization Plan. Assuming satisfaction of the conditions in the Reorganization Plan, the Effective Time of Reorganization will be on _________, 1996 or such other date as is agreed to by the parties.

         The Reorganization Plan provides that the Board of Trustees of the Trust may terminate the Reorganization Plan and abandon the Reorganization contemplated thereby at any time prior to the Effective Time of Reorganization, notwithstanding approval thereof by the shareholders of the IEEE Fund, if, in the judgment of the Board, proceeding with the Reorganization would be inadvisable. The Board of Trustees of the Trust may terminate the Reorganization Plan and abandon the Reorganization contemplated thereby if any of the conditions set forth in the Reorganization Plan have not been satisfied or the Reorganization has not occurred by the mutually agreed upon date of closing of the Reorganization. In the event of any such termination, there will be no liability for damages on the part of either party to the other.

         Chase or its affiliates shall pay the costs and expenses of the Reorganization and all transactions contemplated therein.

         Board Consideration

         On December 14, 1995, the Board of Trustees of the Trust approved the proposed Reorganization Plan and the transactions contemplated therein, subject to shareholder approval. The Board of Trustees voted to approve the Reorganization because the Board believed that the opportunity for shareholders of the IEEE Fund to become shareholders of the Balanced Fund would provide them with substantial advantages.

         In determining to recommend approval of the Reorganization to the shareholders, the Board of Trustees inquired into a number of matters and considered the following factors, among others:

               (1)  the  terms  and  conditions  of  the  Reorganization   Plan,
                    including the fact that the IEEE Fund would not bear the expense of the reorganization transactions;

               (2) the current and anticipated size of the IEEE Fund and the Balanced Fund, including recent sales and redemptions, and the potential for greater economies of scale and diversification that would be achieved for shareholders of the IEEE Fund as investors in a larger portfolio;

               (3) the substantial similarity of the investment objectives and policies of the IEEE Fund and the Balanced Fund;

               (4) the fact that Chase will continue to serve as Investment Adviser, Administrator, shareholder Servicing Agent, and custodian of the Balanced Fund, and its experience, capabilities and resources;

               (5) the fact that Vista Broker-Dealer Services, Inc. ("VBDS") will continue to serve as Distributor, and its experience, capabilities and resources;

               (6) the federal tax consequences to the IEEE Fund, the Balanced Fund and their shareholders resulting from the proposed Reorganization, and the likelihood that no recognition of income, gain or loss for federal income tax purposes to the IEEE Fund, the Balanced Fund or their shareholders will occur as a result thereof; and

               (7)  the alternative options to the proposed Reorganization.

         In considering these factors and reaching the decision to recommend that the shareholders of the IEEE Fund vote to approve the Reorganization and the Reorganization Plan, the Board concluded that the Reorganization is in the best interests of the shareholders of the IEEE Fund.

         Federal Income Tax Consequences


         Consummation of the Reorganization is subject to the condition that the Trust receives an opinion from Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, counsel to the Trust, stating that for Federal income tax purposes: (i) the transfer of all of the assets of the IEEE Fund to the Balanced Fund in exchange for the assumption of all the liabilities of the IEEE Fund by the Balanced Fund and the delivery to the IEEE Fund of shares of the Balanced Fund, and the distribution by the IEEE Fund pro rata to its shareholders of such shares of the Balanced Fund and the termination of the IEEE Fund, as described in the Reorganization Plan, will constitute a reorganization within the meaning of
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended; (ii) no gain or loss will be recognized by the IEEE Fund as a result of such transactions;
(iii) no gain or loss will be recognized by the Balanced Fund as a result of such transactions; (iv) no gain or loss will be recognized by the shareholders of the IEEE Fund on the distribution to them by the IEEE Fund of shares of the Balanced Fund in exchange for their shares of the IEEE Fund; (v) the basis of Balanced Fund shares received by a shareholder of the IEEE Fund will be the same as the basis of the shareholder's IEEE Fund shares immediately prior to the transactions; (vi) the basis to the Balanced Fund of the assets of the IEEE Fund received pursuant to such transactions will be the same as the basis of the assets in the hands of the IEEE Fund immediately before such transactions; (vii) a shareholder's holding period for Balanced Fund shares will be determined by including the period for which the shareholder held IEEE Fund shares exchanged therefor, provided that the shareholder held IEEE Fund shares as a capital asset; and (viii) the Balanced Fund's holding period with respect to the assets received in the transactions will include the period for which such assets were held by the IEEE Fund.


         The IEEE Fund and the Balanced Fund have not sought a tax ruling from the Internal Revenue Service (the "IRS") with respect to the tax aspects of the Reorganization, but will act in reliance upon the opinion of counsel discussed in the previous paragraph. Such opinion is not binding on the IRS and does not preclude the IRS from adopting a contrary position. If for any reason the Reorganization did not qualify as a tax-free Reorganization for Federal income tax purposes, then the Reorganization would be treated as a taxable asset sale and purchase. In such event, the IEEE Fund would recognize gain or loss on the transaction measured by the difference between the consideration received by the IEEE Fund and the tax basis of the IEEE Fund assets; the tax basis of the assets acquired by the Balanced Fund would equal the purchase price plus the amount of any liabilities transferred to the Balanced Fund; and upon distribution of the shares of the Balanced Fund in dissolution of the IEEE Fund, the shareholders of the IEEE Fund would recognize gain or loss on the disposition of their IEEE Fund shares measured by the difference between the fair market value of the Balanced Fund shares received by them and the basis of the IEEE Fund shares held by them. Shareholders should consult their own advisers concerning the potential tax consequences of the Reorganization to them, including state and local income tax consequences.


                      THE BOARD OF TRUSTEES RECOMMENDS THAT
               SHAREHOLDERS VOTE "FOR" THE PROPOSED REORGANIZATION




                             ADDITIONAL INFORMATION

         Chase also serves as each Fund's administrator pursuant to separate Administration Agreements. Under the Administration Agreement, Chase generally assists in all aspects of each Fund's operations, other than providing investment advice, subject to the overall authority of the Board of Trustees in
accordance  with  applicable   state  law.  Under  the  terms  of  the  relevant
Administration  Agreement,  Chase  receives a monthly  fee at the annual rate of
 .10% of the value of each Fund's average daily net assets. For each Fund, the administration fee payable, the amount by which such fee was reduced pursuant to a waiver by Chase, and the net administration fees paid by each Fund under the Administration Agreement for the indicated period are set forth below under "Fees and Fee Waivers."

         The Funds have engaged Vista Broker-Dealer Services, Inc. (the "Sub-Administrator"), a wholly-owned subsidiary of BISYS Fund Services, Inc., located at 125 West 55th Street, New York, New York 10019, to assist it in providing certain administrative services for the Funds pursuant to a Sub-Administration Agreement between the Trust, on behalf of the Funds, and the Sub-Administrator. The Sub-Administrator receives an annual fee, payable monthly, of .05% of the average daily net assets of each Fund.

         On November 6, 1995, the Trust, other investment companies advised by Chase, and Chase filed an application (the "Application") with the Securities and Exchange Commission (the "Commission") requesting an order of the Commission permitting implementation, without prior stockholder approval, of the New Advisory Agreements during the interim period commencing on the date of the closing on the Holding Company Merger and ending at the earlier of such time as sufficient votes are cast by the IEEE Fund's shareholders to approve or disapprove the relevant Agreement or April __, 1996 (but in no event later than _______, 1996) (the "Interim Period").

         As a condition to the requested exemptive relief, the Trust has undertaken in the Application that the advisory compensation payable by the IEEE Fund during the Interim Period will be maintained in an interest-bearing escrow account and amounts in the account will be paid to Chase only upon approval by the shareholders of the IEEE Fund of the New Advisory Agreement and the compensation payable thereunder. In addition, the Application contains representations that Chase (and its successor, if applicable), will take all appropriate steps so that the scope and quality of its advisory and other services provided to the Funds during the Interim Period will be at least equivalent to the scope and quality of the services previously provided; and that, in the event of any material change in the personnel providing services pursuant to the New Advisory Agreements during the Interim Period, the Board will be apprised and consulted to assure that they are satisfied that the services provided will not be diminished in scope or quality.

         The Trust's Board of Trustees concluded that payment of the investment advisory fee under the New Advisory Agreement, during the Interim Period would be appropriate and fair considering that (1) the fee would be paid at the same rate as was previously in effect under the Existing Advisory Agreement and services would be provided in the same manner, (2) because of the relatively short time frame necessary to complete the Mergers, there was a possibility that the IEEE Fund would not obtain the requisite number of votes to approve the New Advisory Agreement prior to the Mergers, and (3) the non-payment of advisory fees during the Interim Period would be an unduly harsh result in view of the services provided to IEEE Fund under the New Advisory Agreement.


Comparison of the Balanced Fund and the IEEE Fund

         Investment Objectives, Policies and Restrictions

1.       Investment Objectives and Policies

         The investment objectives and policies of the Balanced Fund are similar but not identical to those of the IEEE Fund. The discussion below summarizes the material differences between the investment objectives and policies of the Funds and is qualified in its entirety by the discussion elsewhere herein and in the prospectuses and statements of additional information of the Balanced Fund and the IEEE Fund.

         The investment objective of both the Balanced Fund and the IEEE Fund is to provide shareholders with a maximum total return through a combination of long-term growth of capital and current income.

         Both the IEEE Fund and the Balanced Fund seek to achieve their investment objective through a policy of diversified investments in equity and debt securities, including common stocks, convertible securities, and government and corporate fixed-income senior securities. Under normal market conditions, between 40%-70% of the IEEE Fund's total assets are invested in common stocks and other equity investments (including preferred stocks, convertible debt, warrants and other securities convertible into or exchangeable for common stocks). Similarly, the Balanced Fund normally invests between 35%-70% of its assets in such instruments. The majority of both Funds' common stock and other equity investments are invested in companies with a market capitalization of at least $200 million. In addition, the IEEE Fund and the Balanced Fund invest at least 30% and 35%, respectively, of their assets in fixed-income senior securities, defined for this purpose to include non-convertible corporate debt securities and government obligations. Non-convertible corporate debt obligations held in both Funds' portfolios are rated, at the time of purchase, BBB or higher by Standard & Poor's Corporation ("S&P") or Baa or higher by Moody's Investor Service, Inc. ("Moody's"), or if unrated, determined to be of comparable quality by the Adviser or the Fund under criteria approved by the Adviser and the Board of Trustees. Both Funds may also purchase obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and may invest in high quality short-term debt securities such as commercial paper rated A-1 by S&P or P-1 by Moody's.


2.       Investment Restrictions

         In general, the investment restrictions of the Balanced Fund are, in substantial respects, similar to those of the IEEE Fund. There are, however, differences. The following discussion summarizes some of the significant differences in the investment restrictions of the Balanced Fund and the IEEE Fund, and is qualified in its entirety by the discussion elsewhere herein and in the prospectuses and statements of additional information of the Balanced Fund and the IEEE Fund.

         The significance of any investment restriction being fundamental is that it may not be changed without the approval of a "majority of outstanding voting securities" (within the meaning of the 1940 Act) of the Balanced Fund or the IEEE Fund, as the case may be.

         One distinction between the Balanced Fund and the IEEE Fund derives from the circumstances under which each fund is allowed to make loans to other persons. The Balanced Fund is not permitted to make loans to other persons, except (i) through the lending of its portfolio securities and provided that any such loans not exceed 30% of the Fund's total assets (taken at market value),
(ii) through the use of repurchase agreements or the purchase of short-term obligations and provided that not more than 10% of the Fund's total assets will be invested in repurchase agreements maturing in more than seven days, or (iii) by purchasing a portion of an issue of debt securities of types commonly distributed privately to financial institutions, for which purposes the purchase of short-term commercial paper or a portion of an issue of debt securities which are part of an issue to the public shall not be considered the making of a loan. The IEEE Fund is subject to a restriction which is identical in all respects except that with regard to the use of repurchase agreements or the purchase of short-term obligations it requires that not more that 15% of the Fund's total assets be invested in repurchase agreements maturing in more than seven days.

         The Balanced Fund has a fundamental investment restriction prohibiting the writing, purchasing or selling of any put or call option or any combination thereof. The IEEE Fund, for the purpose of hedging its portfolio, will "write" or sell covered call and put option contracts on its portfolio securities in an amount not to exceed 25% of its net assets.

         Currently, the fundamental investment restrictions of IEEE Fund and Balanced Fund are substantially identical.

         At this time, Balanced Fund shareholders are being asked to consider the approval of amendments to, defundamentalization of and/or elimination of certain fundamental investment restrictions for purposes of clarification, modernization or adding flexibility to the Balanced Fund's investment program. In each case, the current Restriction is set forth in the left hand column under "Current" and it is proposed that the Restriction be restated, eliminated, reclassified, or otherwise changed as indicated in the right hand column under "Proposed".

Current:                              Proposed:
The Fund may not borrow money or Fundamental Restriction The Fund pledge, mortgage or hypothecate its may not borrow money, except that assets and, except that, as a the Fund may borrow money for temporary measure for extraordinary temporary or emergency purposes, or or emergency purposes it may borrow by engaging in reverse repurchase in an amount not to exceed 1/3 of transactions, in an amount not the current value of its net exceeding 33 1/3% of the value of
assets,    including   the   amount   its  total  assets at the time when
borrowed, and may pledge, mortgage the loan is made and may pledge, or hypothecate not more than 1/3 of mortgage or hypothecate no more such assets to secure such than 1/3 of its net assets to borrowings (it is intended that secure such borrowings. Any money would be borrowed by the Fund borrowings representing more than only from banks and only to 5% of the Fund's total assets must accommodate requests for the be repaid before the Fund may make
repurchase  of  shares  of the Fund   additional investments.
while    effecting    an    orderly
liquidation       of      portfolio
securities),      provided     that
collateral     arrangements    with
respect to the  Fund's  permissible
futures and  options  transactions,
including   initial  and  variation
margin,  are not considered to be a
pledge of assets  for  purposes  of
this restriction; the Fund will not
purchase  investment  securities if
its     outstanding      borrowing,
including  repurchase   agreements,
exceeds  5% of  the  value  of  the
Fund's total assets.


Current:                               Proposed:
The Fund may not purchase              Nonfundamental Restriction The Fund
securities of any issuer if such may not, with respect to 75% of its purchase at the time thereof would assets, hold more than 10% of the cause more than 10% of the voting outstanding voting securities of an
securities  of  such  issuer  to be    issuer.
held by the Fund.

Current:                               Proposed:
The  Fund  may  not   purchase  any    Nonfundamental Restriction
security  or  evidence  of interest    The Fund may not make  short  sales
therein on margin, except that such of securities, other than short short-term credit as may be sales "against the box," or obtained as may be necessary for purchase securities on margin the clearance of purchases and except for short-term credits sales of securities and except necessary for clearance of
that,  with  respect  to the Fund's    portfolio  transactions,   provided
permissible options and futures that this restriction will not be transactions, deposits of initial applied to limit the use of and variation margin may be made in options, futures contracts and connection with the purchase, related options, in the manner
ownership,   holding   or  sale  of    otherwise    permitted    by    the
futures or options positions.          investment  restrictions,  policies
                                       and investment program of the Fund.


Current:                               Proposed:
The  Fund may not  concentrate  its    Fundamental Restriction
investments   in   any   particular    The  Fund  may  not   purchase  the
industry, but if it is deemed securities of any issuer (other appropriate for the achievement of than securities issued or the Fund's investment objective, up guaranteed by the U.S. government to 25% of its assets at market or any of its agencies or value at the time of each instrumentalities, or repurchase
investment,  may be invested in any    agreements  secured thereby) if, as
one industry, except that this a result, more than 25% of the restriction does not apply to U.S. Fund's total assets would be
Government securities (in addition, invested in the securities of so long as a single foreign companies whose principal business government or supra-national activities are in the same organization is considered to be an industry. Notwithstanding the
"industry" for purposes of this 25%    foregoing,   with  respect  to  the
limitation,  the Fund  will  comply    Fund's   permissible   futures  and
therewith), and except that, with options trans- actions, positions respect to the Fund's permissible in options and futures shall not be
futures and  options  transactions,    subject to this restriction.
positions  in options  and  futures
shall  not  be   subject   to  this
restriction.

For  purposes of this  restriction,
industrial development bonds, where
the   payment  of   principal   and
interest     is    the     ultimate
responsibility  of companies within
the  same  industry,   are  grouped
together as an "industry".

Current:                                Current:
The Fund may not  purchase  or sell     Fundamental Restriction
real estate (including limited The Fund may not purchase or sell partnership interests but excluding physical commodities unless securities secured by real estate acquired as a result of ownership or interests therein), interests in of securities or other instruments oil, gas or mineral leases, (but this shall not prevent the commodities or commodity contracts Fund from (i) purchasing or selling in the ordinary course of business, options and futures contracts or
other  than  with  respect  to  the     from  investing  in  securities  or
Fund's permissible futures and other instruments backed by options transactions (the Fund physical commodities or (ii)
reserves  the  freedom of action to     engaging  in forward  purchases  or
hold  and  to  sell   real   estate     sales  of  foreign   currencies  or
acquired   as  a   result   of  its     securities).
ownership of securities).

                                        Fundamental  Restriction
                                        The Fund may not  purchase  or sell
                                        real  estate  unless  acquired as a
                                        result of ownership  of  securities
                                        or  other   instruments  (but  this
                                        shall  not  prevent  the Fund  from
                                        investing  in  securities  or other
                                        instruments  backed by real  estate
                                        or securities of companies  engaged
                                        in  the  real   estate   business).
                                        Investments    by   the   Fund   in
                                        securities  backed by  mortgages on
                                        real   estate   or  in   marketable
                                        securities of companies  engaged in
                                        such   activities  are  not  hereby
                                        precluded.

                                        Nonfundamental Restriction
                                        The Fund may not  purchase  or sell
                                        interests  in oil,  gas or  mineral
                                        leases.

Current:                                Proposed:
The Fund may not  knowingly  invest     Nonfundamental Restriction
in securities  which are subject to     The Fund may not  invest  more than
legal or  contractual  restrictions     15% of its net  assets in  illiquid
on  resale  (including   securities     securities.  This limitation may be
that  are not  readily  marketable,     subject to additional  restrictions
but   not   including    repurchase     imposed by  jurisdictions  in which
agreements  maturing  in  not  more     the Fund's  shares are  offered for
than  seven  days)  if, as a result     sale.
thereof,   more  than  15%  of  the
Fund's  total   assets   (taken  at
market  value) would be so invested
(including   repurchase  agreements
maturing in more than seven  days).
This  limitation  may be subject to
additional  restrictions imposed by
jurisdictions  in which the  Fund's
shares   are   offered   for   sale
(currently 10%).


Current:                                Proposed:
The Fund may not write, purchase or     It   is    proposed    that    this
sell any put or call  option or any     restriction  be   reclassified   as
combination thereof,  provided that     nonfundamental.
this shall not prevent the writing,
purchasing   or  selling  of  puts,
calls or combinations  thereof with
respect    to    U.S.    government
securities  or with  respect to the
Fund's   permissible   futures  and
options transactions,  the writing,
purchasing,  ownership,  holding or
selling  of  futures   and  options
positions  or  of  puts,  calls  or
combinations  thereof  with respect
to futures.

Current                                 Proposed:
The Fund may not issue  any  senior     Fundamental Restriction
security  (as that term is  defined     The Fund may not issue  any  senior
in the 1940 Act) if such issuance security (as defined in the 1940 is specifically prohibited by the Act), except that (a) the Fund may
1940   Act   or   the   rules   and     engage  in  transactions  that  may
regulations promulgated thereunder,     result  in the  issuance  of senior
provided      that       collateral     securities to the extent  permitted
arrangements with respect to the under applicable regulations and Fund's permissible options and interpretations of the 1940 Act or futures transactions, including an exemptive order; (b) the Fund deposits of initial and variation may acquire other securities, the margin, are not considered to be acquisition of which may result in the issuance of a senior security the issuance of a senior security,
for purposes of this restriction.       to  the  extent   permitted   under
                                        applicable      regulations      or
                                        interpretations  of the  1940  Act;
                                        (c) subject to the restrictions set
                                        forth  below,  the Fund may  borrow
                                        money  as  authorized  by the  1940
                                        Act.    For    purposes   of   this
                                        restriction,             collateral
                                        arrangements  with  respect  to the
                                        Fund's   permissible   options  and
                                        futures   transactions,   including
                                        deposits of initial  and  variation
                                        margin,  are not  considered  to be
                                        the issuance of a senior security.


Current:                                Proposed:
The Fund may not make  short  sales     It   is    proposed    that    this
of  securities  or maintain a short     restriction  be  eliminated,  as it
position;  except  combined  with a     has been nonfundamental restriction
that the Fund  may only  make  such     concerning  purchases of securities
short   sales  of   securities   or     on margin.
maintain a short position if when a
short  position  is open  the  Fund
owns  an  equal  amount  of such or
securities   convertible   into  or
exchangeable,  without  payment  of
any  further   consideration,   for
securities  of the same  issue  as,
and   equal  in  amount   to,   the
securities sold short, and not more
than 10% of the  Fund's  net assets
(taken at market  value) is held as
collateral  for  such  sales at any
one   time   (it  is  the   present
intention  of  management  to  make
such sales only for the  purpose of
deferring  realization  of  gain or
loss   for   federal   income   tax
purposes;  such sales  would not be
made  of   securities   subject  to
outstanding options).

                                                         Vista
                                                        Balanced        IEEE
                                                         Fund         Balanced
                                                        Class A         Fund


Shareholder Transaction Expenses

Maximum Initial Sales Charge Imposed on Purchases
(as a percentage of offering price)*....................  4.50%         None

Maximum Sales Charge Imposed on Reinvested
Dividends...............................................  None          None

Exchange Fee                                              None          None

Annual Fund Operating Expenses (as a percentage of net assets)

Investment Advisory Fee (After waivers of fees).........  .12%          .60%

Rule 12b-1 Distribution Plan Fee (After waivers of fees)  .20%          .25%

Administration Fee (After waiver of fees)...............  .03%          .10%

        --   Sub-administration Fee.....................  .05%          .05%

        --   Shareholder Servicing Fee..................  .05%          .25%

        --   Other Operating Expenses+..................  .80%           00%
                                                          -----          ---

Total Fund Operating Expenses..........................   1.25%          1.25%


* No commission, sales load, or other similar charge will be incurred by shareholders of the IEEE Fund in connection with the Reorganization. The rules of the Securities and Exchange Commission require that the Fund's maximum sales charge be reflected in the expense summary.

+        A shareholder may incur a $10.00 charge for certain wire redemptions.

         Chase serves as Administrator, Shareholder Servicing Agent, and Custodian to both the IEEE Fund and the Balanced Fund. VBDS serves as Distributor to both the IEEE Fund and the Balanced Fund. DST Systems, Inc. ("DST") acts as transfer agent and dividend disbursing agent (the "Transfer Agent") for the Balanced Fund and the IEEE Fund.

         For further information about the advisory and administrative arrangements for the Balanced Fund and the IEEE Fund, see "Information About the IEEE and Balanced Funds' Investment Adviser, Administrator, Distributor and Sub-Administrator, Distribution Plans, Shareholder Servicing Agents, Independent Accountants, Counsel, Transfer Agent and Custodian" and "Information About The IEEE Fund's Sub-Adviser and Other Relationships" below.

         Shareholder Service Agreements

         The Trust, on behalf of the Balanced Fund and the IEEE Fund, has entered into shareholder servicing agreements with each Shareholder Servicing Agent to provide certain services for a fee which will not exceed, an on annualized basis, 0.25% of each Fund's average daily net assets represented by shares owned during the period for which payment is being made by investors with whom such Shareholder Servicing Agent maintains a servicing relationship. Services to be provided include, among others, account maintenance, including responding to shareholder inquiries, directing shareholder communications, account balances, and dividend policy. Each Shareholder Servicing Agent may, from time to time, voluntarily waive all or a portion of the fees payable to it.

         Distribution and Purchase Procedures

         No sales charge is imposed by the IEEE Fund on the purchase of shares or on the reinvestment of dividends or capital gains distributions. Balanced Fund Class A shares however, are sold at net asset value plus an initial sales charge of up to a maximum of 4.50% of the public offering price.

         The IEEE Fund and the Balanced Fund have identical minimum initial and additional investments for the purchase of shares. The minimums detailed below vary by the type of account being established:

Account Type                                         Minimum Initial Investment
Individual..........................................     $     2,500  (1)
Individual Retirement Account (IRA).................     $     1,000  (2)
Spousal IRA.........................................     $       250
SEP-IRA.............................................     $     1,000  (2)
Purchase Accumulation Plan..........................     $       250  (3)
Payroll Deduction Program...........................     $       100  (4)
   (401K, 403B, Keogh)


------------------------------------


(1) Employees of the Adviser and its affiliates, and Qualified Persons are eligible for a $1,000 minimum initial investment.
(2) A $250 minimum initial investment is allowed if the new account is established with a $100 minimum monthly Systematic Investment Plan as described below.
(3) Account must be established with a $200 minimum monthly Systematic Investment Plan as described below.
(4) A $25 minimum monthly investment must be established through an automated payroll cycle.

The minimum additional investment is $100 for all types of accounts.


         Shares of the IEEE Fund and the Balanced Fund may be purchased through selected financial service firms such as broker-dealer firms and banks, who have entered into a selected dealer agreement with VBDS, at net asset value which is computed once daily as of the close of trading on the New York Stock Exchange (the "Exchange") (normally 4:00 p.m.

Eastern time) on each business day during which the Exchange is open for trading. The net asset value becomes effective at the New York Stock Exchange closing time. The public offering price of Class A shares is the next determined net asset value, plus applicable initial sales charge.

         Plan of Distribution

         The Balanced Fund has adopted a Distribution Plan (the "Class A Distribution Plan") for Class A shares in accordance with Rule 12b-1 under the 1940 Act which provides that Class A shares shall pay a distribution fee (the "Basic Distribution Fee"), including payments to the Distributor, brokers and shareholder servicing agents, at an annual rate not to exceed 0.20% of its Shares' average daily net assets for distribution services (exclusive of any expenses incurred by the Distributor in connection with print or electronic media advertising). The Distributor may use all or any portion of such Basic Distribution Fee to pay for Fund expenses of printing prospectuses and reports used for sales purposes, expenses of the preparation and printing of sales literature and other such distribution-related expenses. The Balanced Fund Class A is also permitted to pay an additional fee not to exceed 0.05% per annum of its Shares' average daily net assets in anticipation of, or as reimbursement for, expenses incurred in connection with print or electronic media advertising for its shares.

Management has proposed, and the Board of Trustees, including a majority of the disinterested Trustees, has unanimously approved, a modification to the Class A Distribution Plan of the Balanced Fund whereby the additional .05% fee be changed to a "compensation" fee from a "reimbursement" fee. Class A shareholders of the Balanced Fund are being asked to approve this proposed modification.

         The IEEE Fund has adopted a plan of distribution pursuant to Rule 12b-1 under the 1940 Act which provides that the IEEE Fund shall pay a distribution fee to the Distributor at an annual rate not to exceed 0.25% of the average daily net assets for distribution.

         Redemption and Exchange Procedures

         The Balanced Fund, except for having different procedures for Class A and Class B shares, has substantially the same exchange rights and redemption procedures as the IEEE Fund. Shares of the IEEE Fund and the Balanced Fund may be redeemed through an authorized broker, by mail, wire or telephone.

         Shares of the IEEE Fund may be redeemed, in whole or in part, on any business day at the net asset value as next determined after receipt of a redemption request in good order. Shareholders may exchange, at respective net asset value, shares of the IEEE Fund for shares of the other Vista Funds, in accordance with the terms of the other current prospectus of the Fund being acquired.

         Class A shares of the Balanced Fund may also be redeemed, in whole or in part, on any business day at the net asset value as next determined after receipt of a redemption request in good order. Balanced Fund shareholders may exchange, at respective net asset value, Class A shares of the Fund for Class A shares of the other Vista Funds which has a similar class of shares in accordance with the terms of the then current prospectus of the Funds being acquired. No initial shares charge is imposed on the Class A shares being acquired.

         Both the IEEE Fund and the Balanced Fund may redeem shares in an account that has been reduced below $500, unless the Shareholder makes an additional investment within 60 days to bring the value of the account to $500.

         The Balanced Fund has substantially the same special investor services as those provided by the IEEE Fund, including the Systematic Investment Plan, the Systematic Redemption Plan, and the ability to invest through certain retirement plans.

         Income Dividends, Capital Gain Distributions and Taxes

         The IEEE Fund and the Balanced Fund have substantially the same policies with respect to dividends, distributions and taxes. The IEEE Fund and the Balanced Fund distribute substantially all net capital gains, if any, to shareholders each year, to the extent necessary to qualify for favorable federal tax treatment. Both funds distribute net realized short-term and long-term capital gains, if any, to shareholders annually after the close of the fiscal year. Both funds distribute substantially all of the net income from dividends and interest (if any) to shareholders quarterly. It is the intention of both the IEEE Fund and the Balanced Fund to qualify as regulated investment companies under Subchapter M of the Internal Revenue Code of 1986, as amended.

         Governance and Shareholders' Rights

         The Trust is organized as a business trust under the laws of the Commonwealth of Massachusetts. The Board of Trustees oversees all aspects of the operations of the Trust. Because the Balanced Fund is a separate series of the Trust, its operations will be governed by the Trust's Declaration of Trust and By-laws, and applicable Massachusetts law. The Trust's Declaration of Trust permits the issuance of an unlimited number of shares of beneficial interest in each of the Vista Funds, and the creation of an unlimited number of series. Shares of each of the Vista Funds are entitled to one vote per share (including a fractional vote for fractional shares) and are voted in the aggregate and not by series except as otherwise required by law and when the matter to be voted upon affects only the interests of shareholders of a particular fund. Voting rights are non-cumulative. None of the shares of any of the Vista Funds has preemptive or conversion rights. The Trust does not intend to hold annual meetings of shareholders. Such meetings may be called, however, at the discretion of the Board of Trustees or upon demand of the holders of at least 10% of the outstanding shares of any Fund. In the event of such demand by the shareholders of at least 10% of the outstanding securities, the Trust will call a meeting and assist in communicating with other shareholders as required under the Section 16(c) of the 1940 Act.

-----------------------------------------------------------

Information Relating To Voting Matters

         General Information

         This Combined Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies by the Board of Trustees in connection with the Meeting. It is expected that the solicitation of proxies will be primarily by mail. The IEEE Fund's officers and service contractors may also solicit proxies by telephone, telegraph or personal interview. Chase or its affiliates will bear the cost of solicitation of proxies. It is anticipated that banks, brokerage houses and other institutions, nominees and fiduciaries will be requested to forward proxy materials to beneficial owners and to obtain authorization for the execution of proxies. Chase or its affiliates may, upon request, reimburse banks, brokerage houses and other institutions, nominees and fiduciaries for their expenses in forwarding proxy materials to beneficial owners.

         Only shareholders of record at the close of business on _______, 1995 (the "Record Date"), will be entitled to vote at the Meeting. As of the Record Date, the IEEE Fund had __________ shares outstanding and entitled to vote. Each share or fraction thereof is entitled to one vote or fraction thereof.

         If the accompanying proxy is executed and returned in time for the Meeting, the shares covered thereby will be voted in accordance with the instructions thereon. Any shareholder giving a proxy may revoke it at any time before it is exercised by submitting to the IEEE Fund a written notice of revocation or a subsequently executed proxy, or by attending the Meeting and voting in person.

         Quorum

         A quorum is constituted with respect to the IEEE Fund by the presence in person or by proxy of the holders of a majority of the total number of outstanding shares of the IEEE Fund entitled to vote at the Meeting. In the event that a quorum is not present at the Meeting, or in the event that a quorum is present at the Meeting but sufficient votes to approve the Reorganization Plan and the transactions contemplated thereby are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies, without notice other than announcement at the Meeting. Any such adjournment will require the affirmative vote of a majority of those shares affected by the adjournment that are represented at the Meeting in person or by proxy. If a quorum is present, the persons named as proxies will vote those proxies which they are entitled to vote FOR the Reorganization Plan, in favor of such adjournment, and will vote those proxies required to be voted AGAINST or to abstain from voting on such proposal against any adjournment.

         Shareholder Approvals

         Pursuant to applicable provisions of the Declaration of Trust, approval of the Reorganization Plan and the transactions contemplated thereby requires approval by the holders of at least two thirds of the outstanding shares of the IEEE Fund.

         The Board of Trustees of the Trust may terminate the Reorganization Plan and abandon the Reorganization at any time prior to the Closing, notwithstanding approval of the Reorganization Plan by the shareholders of the IEEE Fund if, in the judgment of such Board, proceeding with the Reorganization would be inadvisable.

         Appraisal Rights

         The Declaration of Trust and Bylaws of the Trust do not grant shareholders any rights of appraisal. A shareholder intending to dissent from the Reorganization and demand payment for the shares may do so by notifying the IEEE Fund, in writing, of the shareholders's intent to demand payment, if the Reorganization is effected, and by not voting in favor of the Reorganization. The exercise of any appraisal rights existing under the laws of the Commonwealth of Massachusetts are subject to the "forward pricing" requirements of Rule 22c-1 under the 1940 Act, which supersedes any contrary provision of state law. Under such requirements, shareholders have the right to redeem their shares from the IEEE Fund at net asset value at any time until the Effective Time of Reorganization and, thereafter, shareholders may redeem from the Balanced Fund the shares acquired by them in the Reorganization at net asset value.


-------------------------------------------------------------------------------

Information About the Balanced and IEEE Funds' Investment Adviser, Administrator, Distributor and Sub-Administrator, Distribution Plans, Shareholder Servicing Agents, Transfer Agent, Custodian, Independent Accountants and Counsel.

         The Balanced Fund and the IEEE Fund, as two series of the same trust, share many of the same service providers. For example, the Adviser, Administrator, Distributor, Transfer Agent, Custodian, Independent Accountants and Counsel are the same for both of the Funds. The form of relationship with each of these service providers is substantially similar for both of the Funds and is described below. Significant distinctions in the arrangements are also discussed below. The IEEE Fund has certain relationships with service providers in addition to those described below. For further information concerning the IEEE Fund's other relationships, see "Information About The IEEE Fund's Sub-Adviser and Other Relationships" below.

         The Investment Adviser

         The Chase Manhattan Bank, N.A. manages the assets of both the Balanced Fund and the IEEE Fund. Subject to such policies as the Board of Trustees may determine, the

Adviser makes investment decisions for the Fund. For its services under the Investment Advisory Agreement, Chase is entitled to receive an annual fee computed daily and paid monthly based at an annual rate equal to 0.50% and 0.65% of the average daily net assets of the Balanced Fund and the IEEE Fund, respectively. The Adviser may, from time to time, voluntarily waive all or a portion of its fees payable under the Advisory Agreement. With respect to the IEEE Fund only, the Adviser has retained a "Sub-Adviser" to provide portfolio advisory services. For information concerning this relationship, see "Information About the IEEE Fund's Sub-Adviser and Other Relationships" below.

         Under the Existing Advisory Agreement and the New Advisory Agreement, the Adviser may periodically reduce all or a portion of its advisory fee with respect to the IEEE Fund. In the fiscal year ended October 31, 1995, the IEEE Fund paid to the Adviser aggregate investment advisory fees of $62,347, of which $14,796 was waived by the Adviser.

         The Adviser, a wholly-owned subsidiary of The Chase Manhattan Corporation, a registered bank holding company, is a commercial bank offering a wide range of banking and investment services to customers throughout the United States and around the world. Its headquarters is at One Chase Manhattan Plaza, New York, NY 10081. The Adviser, including its predecessor organizations, has over 100 years of money management experience and renders investment advisory services to others. Also included among the Adviser's accounts are commingled trust funds and a broad spectrum of individual trust and investment management portfolios. These accounts have varying investment objectives.

         Chase has entered an Agreement and Plan of Merger with Chemical pursuant to which Chase will merge with and into Chemical. As required by the Investment Company Act of 1940, as amended, consummation of the Holding Company Merger will result in the automatic termination of the investment advisory agreement between the IEEE Fund, the Adviser and the sub-advisory agreement between the  Adviser  and  Atlanta  Capital  Management  Company.  In  addition, subsequent to the Holding Company Merger, the Adviser will be merged with and into Chemical Bank in a secondary merger of the principal operating entities of Chase and Chemical. The Bank Merger may also be deemed to result in the automatic termination of the investment advisory agreement and sub-advisory agreement. Balanced Fund shareholders are being asked to vote upon new investment advisory agreements. The Adviser also recommended to the Board that the Adviser be permitted to utilize the services of its wholly-owned subsidiary, Chase Asset Management, Inc. ("CAM Inc."), to render advisory services to the
Funds.  CAM  Inc.  is  a  registered   investment  adviser  which  was  recently
incorporated for the purpose of rationalizing the delivery of investment advisory services by The Chase Manhattan Bank to its institutional clients. CAM Inc. will be retained pursuant to a proposed Sub-Advisory Agreement (the "CAM Inc. Agreement"). The Board has approved, and recommends that the shareholders of the Balanced Fund approve, the Proposed Advisory Agreement and CAM Inc. Agreement (collectively, the "Agreements"). In addition, the Board of Trustees approved the continuation of the Agreements after the Bank Merger, on the same terms and conditions as in effect immediately prior to the merger (except for effective and termination dates) in the event the Agreements are deemed to terminate as a result of the Bank Merger. Shareholder approval of the Agreements will also be deemed to approve such continuation of the Agreements after the Bank Merger, if applicable. In the event shareholder approval is not obtained, the Trust's Board of Trustees will then decide on the appropriate course of action for the Vista Balanced Fund.

         No increase is proposed to the contractual fee rates under the Proposed Advisory Agreement and the Adviser, and not the Balanced Fund, will compensate CAM Inc. for its services as Sub-Adviser. Therefore, the Balanced Fund will not bear any increase in the contractual advisory fee rates resulting from the Proposed New Advisory Agreement or the CAM Inc. Agreement.

         While the Proposed Advisory Agreement is described below, the discussion is qualified by the provisions of the complete agreement, a copy of which is attached as Appendix C. If the shareholders of the Balanced Fund do not approve this Proposal, then Chase will continue to act, commencing on the Holding Company Merger, as the adviser to the Balanced Fund under the terms of the New Advisory Agreement. The New Advisory Agreement should be read in conjunction with the following.

         Background. In connection with the Mergers, New Chase intends to rationalize its corporate wide investment management operations in order to more fully take advantage of portfolio management skills that will exist within the various corporate entities controlled by New Chase. As part of this structuring, New Chase would like to consolidate its mutual fund supervisory functions within one entity (Chase), and its portfolio management responsibilities within another entity (CAM Inc.). The Adviser also seeks to retain the ability to utilize portfolio managers employed by the various investment management entities affiliated with the Adviser through common ownership by New Chase.

         Thus, the Proposed Advisory Agreement would provide the Adviser with the ability to utilize the specialized portfolio skills of employees of all its various affiliates, thereby providing the Balanced Fund with greater opportunities and flexibility in accessing investment expertise. For the foreseeable future, the Adviser would employ certain members of the Adviser's senior management.

Similarities Between the Current and Proposed Advisory Agreements:

         The Proposed Advisory Agreement is similar in many respects to the Current Advisory Agreement and New Advisory Agreement. The Proposed Advisory Agreement contains the material terms of the Current Advisory Agreement, but reflects the proposed change of the investment adviser from The Chase Manhattan Bank, N.A. to its successor entity, and incorporates additional provisions designed to clarify and supplement the rights and obligations of the parties.

         Most importantly, the contractual rate at which fees are required to be paid by the Balanced Fund for investment advisory services, as a percentage of average daily net assets, will remain the same. Under the provisions of both the Current and the Proposed Advisory Agreements, the Balanced Fund is required to pay the Adviser a monthly fee equal to a stated percentage per annum of its average daily net assets. These amounts are set forth below under "Fees and Fee Waivers."

         The following  summarizes certain additional aspects of the Current and
Proposed  Advisory  Agreements   (collectively,   the  "Agreements")  which  are
materially the same in both Agreements:

         In the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties of the Adviser, the Adviser shall not be liable to the Balanced Fund or to any shareholder for any losses that may be sustained by the Balanced Fund in connection with its performance of the Agreement.

         The Adviser bears all expenses in connection with the performance of its services under the Agreement. The Balanced Fund bears the expenses incurred in its operations. Both agreements provide that the Adviser shall, at its expense, provide the Balanced Fund with office space, furnishings and equipment and personnel required by it to perform the services to be provided by the Adviser and that the Trust shall be responsible for all of the Balanced Fund expenses and liabilities.

         Under the Agreement, if the aggregate expenses incurred by the Balanced Fund in any fiscal year is in excess of the lowest applicable expense limitation imposed by state securities laws or regulations thereunder, the Adviser shall reduce its investment advisory fee, but not below zero, to the extent of its share of such excess expenses; provided, however, that certain provided expenses are specifically excluded from such calculation. No such reimbursement was required during the Balanced Fund's most recent fiscal period.

         The Balanced Fund may terminate the Agreement as to the Balanced Fund without penalty on not more than 60 days' written notice when authorized by either a vote of shareholders holding a "majority of the outstanding voting securities" (within the meaning of the 1940 Act) of the Balanced Fund or by a vote of a majority of the Trust's Board of Trustees. The Adviser may terminate the Agreement on 60 days' written notice to the Trust. The Agreement terminates in the event of its assignment (as defined in the 1940 Act).

Differences Between the Current and Proposed Advisory Agreements:

         The following highlights summarize some of the additional provisions which are included in the Proposed Advisory Agreement:

         After the Bank Merger, Chase Manhattan Bank, a New York state chartered bank, the successor entity to The Chase Manhattan Bank, N.A., will be the adviser to the Balanced Fund rather than The Chase Manhattan Bank, N.A., and will continuously supervise the investment and reinvestment of cash, securities and other property comprising the assets of the Balanced Fund. The Chase Manhattan Bank, N.A. will be the Adviser to the Balanced Fund until the Bank Merger.

         Details Regarding the Adviser's Duties. The Proposed Advisory Agreement clearly specifies the duties of the Adviser. For example, the Adviser will be required to obtain and evaluate pertinent data and other significant events and developments which affect the economy, the Balanced Fund's investment program, the issuers of securities and the industries in which they engage, and furnish a continuous investment program for the Balanced Fund. The Adviser will be obligated to furnish such reports, evaluations, information or analyses to the Trust as the Board may request, make recommendations to the Board with respect to Trust policies, and carry out such policies as are adopted by the Board.

         Use of Affiliated Entities. The Proposed Advisory Agreement clarifies that the Adviser may render services through its own employees or the employees of one or more affiliated companies that are qualified to act as an investment adviser to the Trust under applicable laws and are under the common control of New Chase as long as all such persons are functioning as part of an organized group of persons, and such organized group of persons is managed at all times by authorized officers of the Adviser. The Adviser will be as fully responsible to the Trust for the acts and omissions of such persons as it is for its own acts and omissions.

         Use of a Sub-Adviser. The Proposed Advisory Agreement clarifies that the Adviser may from time to time employ or associate with such other entities or persons (a "Sub-Adviser") as it believes appropriate to assist in the performance of the Proposed Advisory Agreement with respect to the Balanced Fund. However, the Balanced Fund will not pay any additional compensation for any Sub-Adviser, and the Adviser will be as fully responsible to the Trust for the acts and omissions of the Sub-Adviser as it is for its own acts and omissions, and the Adviser must review, monitor and report to the Board regarding the performance and investment procedures of any Sub-Adviser.

         Execution of Portfolio Transactions. The Proposed Advisory Agreement sets forth specific terms as to brokerage transactions and the Adviser's use of broker-dealers. For example, the Adviser will be obligated to use its best efforts to seek to execute portfolio transactions at prices which, under the circumstances, result in total costs or proceeds being the most favorable to the Balanced Fund. In assessing the best overall terms available for any transaction, the Adviser will consider all factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, research services provided and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis.

         "Soft Dollars." A provision of the Proposed Advisory Agreement explicitly allows the Adviser to select brokers or dealers who also provide brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934) to the Adviser, the funds and/or the other accounts over which the Adviser exercises investment discretion, and provides that, notwithstanding the above, the Adviser may pay a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for the Balanced Fund which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if the Adviser determines in good faith that the total commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the overall responsibilities of the Adviser with respect to accounts over which it exercises investment discretion.

         Aggregation of Orders. There is also a clarification of the authority of the Adviser to aggregate the securities to be sold or purchased with those of other funds or its other clients if, in the Adviser's reasonable judgment, such aggregation will result in an overall benefit to a fund, taking into consideration the advantageous selling or purchase price, brokerage commission and other expenses, and trading requirements.

         Other Clarifications. The Proposed Advisory Agreement contains certain additional provisions which are intended to clarify the status, rights or obligations of the parties. For example, the Adviser is deemed to be an independent contractor and the provisions of the Proposed Advisory Agreement are deemed to apply to the Balanced Fund severally and not jointly.

         The Advisory Agreements currently in effect for each Fund were approved by the full Board and by those Trustees who were not interested persons of any party to the agreements, as defined by the 1940 Act (the "Disinterested Trustees"), and by the shareholders of each of the Funds. After its initial term, each Advisory Agreement continues in effect from year to year thereafter, provided that each Advisory Agreement is approved at least annually by the Board of Trustees, including the vote of a majority of the Disinterested Trustees cast in person at a meeting called for the purpose of voting on approval, or by the vote of the holders of a "majority" of the outstanding voting securities of the Fund.

         The Trust, on behalf of each Fund, may terminate any Advisory Agreement without penalty on not more than 60 days' nor less than 30 days' written notice when authorized by either a vote of the shareholders of a Fund or by a vote of a majority of the Board of Trustees, including the vote of a majority of the Disinterested Trustees. The investment adviser may terminate an Advisory Agreement on not more than 60 days' nor less than 30 days' written notice. The Advisory Agreements terminate in the event of their assignment (as defined in the 1940 Act).

         The Administrator

         Pursuant to an Administration Agreement, Chase serves as administrator of each of the Balanced and IEEE Funds. The Administrator provides certain administrative services, including, among other responsibilities, coordinating relationships with independent contractors and agents; preparing for signature by officers and filing of certain documents required for compliance with applicable laws and regulations excluding those of the securities laws of the various states; preparing financial statements; arranging for the maintenance of books and records; and providing office facilities necessary to carry out the duties thereunder. The Administrator is entitled to receive from each Fund a fee computed daily and paid monthly at an annual rate equal to 0.10% of each Fund's average daily net assets. The Administrator may, from time to time, voluntarily waive all or a portion of its fees payable to it under the Administration Agreement. The Administrator does not have any responsibility or authority for the Fund's investments, the determination of investment policy, or for any matter pertaining to the distribution of Fund shares.

         The Glass-Steagall Act

         The Glass-Steagall Act prohibits banks from engaging in the business of issuing, underwriting, selling or distributing securities, although national and state-chartered banks generally are permitted to purchase and sell securities upon the order and for the account of their customers. In 1971, the United States Supreme Court held in Investment Company Institute v. Camp that the
Glass-Steagall Act prohibits a national bank from operating a fund for the collective investment of managed agency accounts. Subsequently, the Board of Governors of the Federal Reserve System (the "Board of Governors") issued a regulation and interpretation to the effect that the Glass-Steagall Act and such decision forbid a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or any non-bank affiliate thereof from sponsoring, organizing or controlling a registered, open-end investment company continuously engaged in the issuance of its shares, but does not prohibit such a holding company or affiliate from acting as investment adviser, transfer agent and custodian to such an investment company. In 1981, the United States Supreme Court held in Board of Governors of the Federal Reserve System v. Investment Company Institute that the Board of Governors did not exceed its authority when it adopted its regulation and interpretation authorizing bank holding companies and their non-bank affiliates to act as investment advisers to registered open-end investment companies.

         Legislation has been proposed from time to time, has been introduced in Congress, and may be reintroduced, which would permit a bank, a bank holding company or a subsidiary thereof to organize, sponsor, control, and distribute shares of an investment company such as the Trust notwithstanding present restrictions under the Glass-Steagall Act and the Bank Holding Company Act of 1956. As described herein, each Fund is currently distributed by VBDS. If current restrictions preventing a bank or a bank holding company affiliate from legally sponsoring, organizing, controlling, or distributing shares of an investment company were relaxed, the Funds expect that the Adviser would consider the possibility of offering to perform some or all of the services now provided by VBDS or its affiliates. It is not possible, of course, to predict whether or in what form such legislation might be enacted or the terms under which the Adviser might offer to provide services for consideration by the Trustees.

         The Distributor and Sub-Administrator

         Vista Broker-Dealer Services, Inc. (the "Distributor") serves as the principal underwriter of each of the IEEE and Balanced Funds' shares pursuant to a Distribution and Sub-Administration Agreement (the "Distribution Agreement") The Distribution Agreement provides that the Distributor shall bear the expenses of printing, distributing and filing prospectuses and statements of additional information and reports used for sales purposes, and of preparing and printing sales literature and advertisements not paid for by the Distribution Plan. In addition, the Distributor will provide certain sub-administration services, including providing officers, clerical staff and office space. The Distributor currently receives a fee for sub-administration from each Fund at an annual rate equal to 0.05% of each Fund's average daily net assets, on an annualized basis for the Fund's then-current fiscal year. The Distributor may, from time to time, waive all or a portion of the fees payable to it under the Distribution Agreement.

         The Distribution Plans

         The Balanced Fund Distribution Plan. The Trustees have adopted a Distribution Plan for the Class A shares of the Balanced Fund (the "Balanced Fund Distribution Plan") in accordance with Rule 12b-1 under the 1940 Act, after having concluded that there is a reasonable likelihood that the Distribution Plan will benefit that class and its respective shareholders. The Class A Distribution Plan provides that the Fund shall pay distribution fees including payments to the Distributor, at an annual rate not to exceed 0.20% of its average daily net assets for distribution services. Some payments under the Distribution Plan may be used to compensate broker-dealers with trail or maintenance commissions in amounts not to exceed 0.20% annualized of the average net asset value of Class A shares. The distribution fees are not directly tied to expenses; therefore, the amount of distribution fees paid by the Fund during any year may be more or less than actual expenses incurred pursuant to the Distribution Plan. Under its Distribution Plan, the Class A shares are also permitted to pay an additional fee at an annual rate not to exceed 0.05% of its average daily net assets in anticipation of, or as reimbursement for, expenses incurred in connection with print or electronic media advertising in connection with the sale of Fund shares.

         Management has proposed, and the Board of Trustees, including a majority of the disinterested Trustees, has unanimously approved, a modification to the Class A Distribution Plans of the Balanced Fund whereby the additional
 .05% fee be changed to a "compensation" fee from a "reimbursement" fee. Class A shareholders of the Balanced Fund are being asked to approve this proposed modification.

         The IEEE Fund Distribution Plan. The Trustees have adopted a Distribution Plan on behalf of the IEEE Fund (the "IEEE Distribution Plan") in accordance with Rule 12b-1 under the 1940 Act, after having concluded that there is a reasonable likelihood that the Distribution Plan will benefit the IEEE Fund and its shareholders. The IEEE Distribution Plan provides that the IEEE Fund shall pay distribution fees (the "Distribution Fee"), including payments to the Distributor, at an annual rate not to exceed 0.25% of its average daily net assets for distribution services. Some payments under the Plan may be used to compensate broker-dealers with trail or maintenance commissions in an amount not to exceed 0.25% annualized, of the assets maintained in the Fund by such broker-dealers' customers. However, the IEEE Fund is not liable for any distribution expenses incurred in excess of the Distribution Fee paid.

         The Shareholder Servicing Agents

         The Trust, on behalf of the IEEE Fund and the Balanced Fund, has adopted a Shareholder Servicing Agreement to compensate various shareholder Servicing Agents for services performed on behalf of each Fund. The shareholder servicing agreement with each Shareholder Servicing Agent provides that such Shareholder Servicing Agent will, as agent for its customers perform various services, including but not limited to the following: answer customer inquiries regarding account status and history, the manner in which purchases and redemptions of shares may be effected for each Fund as to which the Shareholder Servicing Agent is so acting and certain other matters pertaining to the Fund; assist shareholders in designating and changing dividend options, account designations and addresses; provide necessary personnel and facilities to establish and maintain shareholder accounts and records; assist in processing purchase and redemption transactions; arrange for the wiring of funds; transmit and receive funds in connection with customer orders to purchase or redeem shares; verify and guarantee shareholder signatures in connection with redemption orders and transfers and changes in shareholder-designated accounts; furnish (either separately or on an integrated basis with other reports sent to a shareholder by a Shareholder Servicing Agent) quarterly and year-end statements and confirmations of purchases and redemptions; transmit, on behalf of each Fund, proxy statements, annual reports, updated prospectuses and other communications to shareholders of the Fund; receive, tabulate and transmit to each Fund proxies executed by shareholders with respect to meetings of shareholders of the Fund; and provide such other related services as each Fund or a shareholder may request. For performing these services, each Shareholder Servicing Agent receives certain fees, which may be paid periodically, determined by a formula based upon the number of accounts serviced by such Shareholder Servicing Agent during the period for which payment is being made, the level of activity in accounts serviced by such Shareholder Servicing Agent during such period, and the expenses incurred by such Shareholder Servicing Agent. The fees relating to acting as liaison to shareholders and providing personal services to shareholders will not exceed, on an annual basis, 0.25% of the average daily net assets of each class of each Fund represented by shares owned during the period for which payment is being made by investors for whom such Shareholder Servicing Agent maintains a servicing relationship. Each Shareholder Servicing Agent may, from time to time, voluntarily waive all or a portion of the fees payable to it. In addition, Chase may provide other related services to each Fund, for which it may receive compensation.

         The Shareholder Servicing Agent, and its affiliates, agents and representatives acting as Shareholder Servicing Agents, may establish custodial investment accounts ("Accounts"), known as Chase Investment Accounts or by any other name designated by a Shareholder Servicing Agent. Through such Accounts, customers can purchase, exchange and redeem shares, receive dividends and distributions on Fund investments, and take advantage of any services related to an Account offered by such Shareholder Servicing Agent from time to time. All Accounts and any related privileges or services shall be governed by the laws of the State of New York, without regard to its conflicts of laws provisions.

         Transfer Agent and Custodian

         DST Systems, Inc. ("DST") acts as transfer agent and dividend disbursing agent (the "Transfer Agent") for both Funds. In this capacity, DST maintains the account records of all shareholders in the Funds, including statement preparation and mailing. DST is also responsible for disbursing dividend and capital gain distributions to shareholders, whether taken in cash or additional shares. From time to time, DST and/or the Fund may contract with other entities to perform certain services for the Transfer Agent. For its services as Transfer Agent, DST receives such compensation as is from time to time agreed upon by the Trust and DST. DST's address is 127 W. 10th Street, Kansas City, MO 64105.

         Pursuant to a Custodian Agreement, Chase acts as the custodian of the assets of the IEEE Fund and the Balanced Fund for which Chase receives compensation as is from time to time agreed upon by the Trust and Chase. The Custodian's responsibilities include safeguarding and controlling the Funds' cash and securities, handling the receipt and delivery of securities, determining income and collecting interest on the Funds' investments, maintaining books or original entry for portfolio and fund accounting and other required books and accounts, and calculating the daily net asset value of shares of the Funds. Portfolio securities and cash may be held by sub-custodian banks if such arrangements are reviewed and approved by the Trustees. The internal division of Chase which serves as the Funds' Custodian does not determine the investment policies of the Funds or decide which securities will be bought or sold on behalf of the Funds or otherwise have access to or share material inside information with the internal division that performs advisory services for the Funds.

         Independent Accountants

         Price Waterhouse, LLP, 1177 Avenue of the Americas, New York, New York 10036, is the independent accountant of the Trust. Price Waterhouse provides the Trust with audit services, preparation and signing of tax returns, and assistance and consultation with respect to the preparation of filings with the SEC.

         Counsel

         Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, 919 Third Avenue, New York, New York 10022, acts as counsel to the Trust.

---------------------------------------------------------------------

Information About the IEEE Fund's Sub-Adviser and
Other Relationships

         The IEEE Fund's Sub-Adviser

         With respect to the IEEE Fund only, the Adviser has retained a "Sub-Adviser" to provide portfolio advisory services. The Sub-Adviser is Atlanta Capital Management Company, an investment advisory firm in operation since 1969. The Sub-Adviser currently manages over $2.5 billion and has 25 years experience in equity management. The Sub-Adviser is registered as an investment adviser with the Securities and Exchange Commission.

         The Adviser retained the Sub-Adviser to provide portfolio management services pursuant to a Sub-Advisory Agreement ("Agreement") dated July 26, 1993. Pursuant to this Agreement the Adviser agreed to pay the Sub-Adviser a monthly fee at the annual rate of .65% of the average daily net assets of the Fund less any amount of the advisory fee waived by the Adviser.

         Under the terms of the Agreement, the Sub-Adviser has discretion to purchase and sell securities for the Fund, except as limited by the Fund's investment objective, policies and restrictions. Although the Sub-Adviser's activities are subject to general oversight by the Adviser and the Fund's trustees, specific portfolio securities decisions are made by the Sub-Adviser.

         Atlanta Capital, founded in 1969, manages institutional funds for a limited number of corporate sponsors, governments and foundations. The firm was acquired in April 1990 by London-based Hill Samuel Investment Management Group Limited, but operates as an independent subsidiary.

         IEEE Fund's Other Arrangements

         The Sub-Adviser has entered into a Fixed Income Management Agreement with the Institute of Electrical and Electronics Engineers, Inc. ("IEEE"), dated as of August 30, 1993, pursuant to which IEEE will provide advice and recommendations with respect to fixed income instruments, futures contracts and options on fixed income instruments for the Fund's portfolio. In compensation for IEEE's services to the Fund, IEEE will receive from the Sub-Adviser 50% of the sub-advisory fee (after waivers, if any). IEEE is a professional organization and is registered as an investment adviser with the Securities and Exchange Commission.

---------------------------------------------------------------------

Additional Information About the Trust

         This Combined Proxy Statement/Prospectus constitutes the Proxy Statement of the IEEE Fund for the meeting of its shareholders. Because the operations of the IEEE Fund will be continued by the Balanced Fund, this Combined Proxy Statement/Prospectus constitutes a preliminary prospectus for the shares that will be issued in the Reorganization and shareholders of the IEEE Fund will receive a final prospectus with their confirmations following the closing of the Reorganization. Information about other portfolios of the Vista Funds is contained in prospectuses and statements of additional information dated ________________ and ______________, copies of which may be obtained without charge by writing to or calling the Vista Funds at the address or telephone number shown on the cover page of this Combined Proxy Statement/Prospectus. The Trust is subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, as applicable, and, in accordance with such requirements, files proxy materials, reports and other information with the SEC. These materials can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.

         Trustees. The current Trustees of the Trust will continue as Trustees following the Reorganization. The name of each Trustee as well as information concerning his principal occupation during the past five years are set forth below. Their titles may have varied during that period. Asterisks indicate those Trustees and officers that are "interested persons" (as defined in the 1940
Act).


                                   PROPOSAL 2
                   APPROVAL OR DISAPPROVAL OF A NEW INVESTMENT
                       ADVISORY AGREEMENT BETWEEN THE FUND
                   AND THE CHASE MANHATTAN BANK, N.A. (OR THE
             SUCCESSOR ENTITY THERETO) AND A SUB-ADVISORY AGREEMENT
            BETWEEN THE CHASE MANHATTAN BANK, N.A. (OR THE SUCCESSOR
                 THERETO) AND ATLANTA CAPITAL MANAGEMENT COMPANY

INTRODUCTION

         The Chase Manhattan Bank, N.A. (the "Adviser") currently serves as the IEEE Fund's investment adviser pursuant to a separate Investment Advisory Agreement (the "Existing Advisory Agreement"). The Adviser is a wholly-owned subsidiary of The Chase Manhattan Corporation, a registered bank holding company. Atlanta Capital Management Company ("Atlanta Capital") currently serves as sub-adviser to the IEEE Fund pursuant to an investment sub-advisory agreement between the Adviser and Atlanta Capital.

         On August 27, 1995, The Chase Manhattan Corporation announced its entry into an Agreement and Plan of Merger (the "Merger Agreement") with Chemical Banking

Corporation ("Chemical"), a bank holding company, pursuant to which The Chase Manhattan Corporation will merge with and into Chemical (the "Holding Company Merger"). Under the terms of the Merger Agreement, Chemical will be the surviving corporation in the Holding Company Merger and will continue its corporate existence under Delaware law under the name "The Chase Manhattan Corporation" ("New Chase"). The board of directors and shareholders of each holding company has approved the Holding Company Merger, which will create the second largest bank holding company in the United States based on assets. The consummation of the Holding Company Merger is subject to certain closing conditions. The Holding Company Merger is expected to be completed during the first quarter of 1996.

         Subsequent to the Holding Company Merger, it is expected that the Adviser will be merged with and into Chemical Bank, a New York State chartered bank ("Chemical Bank") and one of the two principal operating subsidiaries of Chemical (the "Bank Merger" and together with the Holding Company Merger, the "Mergers"). The surviving bank will continue operations under the name The Chase Manhattan Bank (as used herein, the term "Chase" refers to The Chase Manhattan Bank, N.A. and its successor in the Bank Merger, and the term "Adviser" means Chase (including its successor in the Bank Merger) in its capacity as investment Adviser to the Funds). The consummation of the Bank Merger is subject to certain closing conditions, including the receipt of certain regulatory approvals. The Bank Merger is expected to be completed on or about July 31, 1996.

         Chemical is a publicly owned bank holding company incorporated under Delaware law and registered under the Federal Bank Holding Company Act of 1956, as amended. Through its subsidiaries, Chemical managed as of December 31, 1995, more than $___ billion in assets, including approximately $6.9 billion in mutual fund assets in 11 mutual fund portfolios. Chemical Bank is a wholly-owned subsidiary of Chemical and is a New York State chartered bank.

         As required by the 1940 Act, the Existing Advisory Agreement provides for its automatic termination upon its "assignment." Consummation of the Holding Company Merger may be deemed to be an assignment (as defined in the 1940 Act) of the Existing Advisory Agreement and, consequently, to terminate the Existing Advisory Agreement in accordance with its terms. Similarly, the consummation of the Bank Merger may also be deemed to be an assignment and consequently, terminate the then-existing investment advisory contract. In anticipation of the consummation of the Mergers and to provide continuity in investment advisory services, at a meeting held on December 14, 1995, the Trust's Board, including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Investment Company, approved the New Advisory Agreement between the Trust, on behalf of the IEEE Fund, and the Adviser to take effect upon the consummation of the Holding Company Merger. The Board also directed that such agreement be submitted to shareholders for approval at this meeting. In addition, the Board of Trustees approved the continuation of the New Advisory Agreement after the Bank Merger, on the same terms and conditions as in effect immediately prior to the merger (except for effective and termination dates) in the event the New Advisory Agreement is deemed to terminate as a result of the Bank Merger. Approval of Proposal 2 will also be deemed approval of such continuation of the New Advisory Agreement after the Bank Merger, if applicable.

         Subject to shareholder approval of Proposal 1 and this Proposal 2, the New Advisory Agreement will be effective from the consummation of the Holding Company Merger until the Reorganization. EACH NEW ADVISORY AGREEMENT IS IDENTICAL TO THE EXISTING ADVISORY AGREEMENT, EXCEPT FOR ITS EFFECTIVE DATE. THE AGGREGATE CONTRACTUAL RATE CHARGEABLE FOR INVESTMENT ADVISORY SERVICES WILL REMAIN THE SAME.

         In connection with the IEEE Fund's approval of the New Advisory Agreement, the Board considered that the terms of the Mergers do not require any change in IEEE Fund's investment objective or policies, the Adviser's investment management or operation of the IEEE Fund, or the shareholder services or other business activities of the IEEE Fund. Chemical and the Adviser have informed the Board of Trustees that the Mergers will not at this time result in any such change, although no assurance can be given that such a change will not occur. Each also has advised that, at present, neither plans nor proposes to make any material changes in the business, corporate structure or composition of senior management or personnel of the Adviser (or the successor entity thereto), or in the manner in which the Adviser (or the successor entity thereto) renders investment advisory services to each. If, after the Mergers, changes in the Adviser (or the successor entity thereto) are proposed that might materially affect its services to the IEEE Fund, the Board will consider the effect of those changes and take such action as it deems advisable under the circumstances.

         The  Adviser  has  informed  the Trust that it  proposes to comply with
Section 15(f) of the 1940 Act. Section 15(f) provides a non-exclusive safe harbor for an investment adviser or any of its affiliated persons to receive any amount or benefit in connection with a change in control of the investment adviser as long as two conditions are met. First, for a period of three years after the transaction, at least 75% of the Board members of the investment company must not be interested persons of such investment adviser. Second, an "unfair burden" must not be imposed on the investment company as a result of such transaction or any express or implied terms, conditions or understandings applicable thereto. The term "unfair burden" is defined in Section 15(f) to include any arrangement during the two-year period after the transaction whereby the investment adviser, or any interested person of any such adviser, receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services) or, with certain exceptions, from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company. The Adviser, after due inquiry, is not aware of any express or implied term, condition, arrangement or understanding which would impose an "unfair burden" on the Trust as a result of the Mergers. New Chase Holding, the Adviser and their affiliates have agreed to take no action that would have the effect of imposing an "unfair burden" on the Trust as a result of the Mergers. Chase, Chemical and/or one or more of their affiliates have undertaken to pay all costs relating to the Mergers, including the costs of the shareholders' meetings.

The Investment Adviser

         The Advisory Agreements. The Chase Manhattan Bank, N.A., One Chase Manhattan Plaza, New York, New York 10081, currently serves as investment adviser (the "Adviser") to the IEEE Fund pursuant to an investment advisory agreement between the Adviser and the Trust on behalf of the IEEE Fund (the "Existing Advisory Agreement"). The Adviser (or the successor entity thereto) will serve as investment adviser to the IEEE Fund after the Mergers under an investment advisory agreement with the Trust on behalf of the IEEE Fund (the "New Advisory Agreement") which is identical in all material respects to the Existing Advisory Agreement except for its effective date. A copy of the form of the New Advisory Agreement is attached hereto as Appendix B and should be read in conjunction with the following.

EXISTING AND NEW ADVISORY AGREEMENTS

         The Existing and New Advisory Agreements are identical, except for their effective dates. The Existing and New Advisory Agreements provide for the Adviser to render investment, supervisory and certain corporate administrative services subject to the control of the Board of Trustees. The Existing and New Advisory Agreements state that the Adviser shall, at its expense, provide to the IEEE Fund all office space and facilities, equipment and clerical personnel necessary to carry out its duties under each Advisory Agreement and keep the accounting records of the IEEE Fund, including the computation of net asset values per share and dividends.

         Under the Existing and New Advisory Agreements, the Adviser pays all compensation of those officers and employees of the Trust and of those Trustees who are affiliated with the Adviser. The IEEE Fund bears the cost of the preparation and setting in type of its prospectuses and reports to shareholders and the costs of printing and distributing those copies of such prospectuses and reports as are sent to shareholders. Under the Existing and New Advisory Agreements all other expenses of the IEEE Fund not expressly assumed by the Adviser are paid by the IEEE Fund. Each Advisory Agreement lists examples of such expenses; the major categories of such expenses relate to interest, taxes, legal and audit expenses, custodian and transfer agent or shareholder servicing agency expenses, stock issuance and redemption costs, certain printing costs, registration costs of the Trust and its shares under federal and state securities laws, and non-recurring expenses, including litigation.

         For the services it provides under the terms of the Existing and New Advisory Agreements, the IEEE Fund pays the Adviser a monthly fee equal to a specified percentage per annum of its average daily net assets computed at the close of each business day. See "Fees and Fee Waivers" below which sets forth the applicable percentage for the IEEE Fund. The Adviser may voluntarily agree to waive a portion of the fees payable to it.

         The Existing Advisory Agreement is currently in effect until ________________ and continues from year to year thereafter, provided that the Agreement is specifically approved in a manner consistent with the 1940 Act. The Existing Advisory Agreement was approved by sole shareholder consent on September 6, 1993. The 1940 Act requires approval at least annually by the Board of Trustees, including the vote of a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act) of any party to the Agreement cast in person at a meeting called for the purpose of voting on approval, or by the vote of the holders of a "majority" of the outstanding voting securities (as defined in the 1940 Act) of the IEEE Fund.

         The Trust, on behalf of the IEEE Fund, may terminate the Existing and New Advisory Agreements without penalty on not more than 60 days' nor less than 30 days' written notice when authorized by either a vote of the shareholders of the IEEE Fund or by a vote of a majority of the Trust's Board of Trustees, including the vote of a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act) of any party to the Agreement. The Adviser may terminate the Existing and New Advisory Agreements on not more than 60 days' nor less than 30 days' written notice. Both Advisory Agreements will automatically terminate in the event of their assignment (as defined in the 1940
Act).

         In addition, the Existing and New Advisory Agreements provide that, in the event the operating expenses of the IEEE Fund, including all investment advisory and administration fees, but excluding brokerage commissions and fees, distribution fees, taxes, interest and extraordinary expenses such as litigation expenses, for any fiscal year exceed the most restrictive expense limitation applicable to the IEEE Fund imposed by the securities laws or regulations thereunder of any state in which the shares of the IEEE Fund are qualified for a sale, as such limitations may be raised or lowered from time to time, the Adviser shall reduce its advisory fee described above to the extent of its share of such excess expenses. The amount of any such reduction to be borne by the Adviser will be deducted from the monthly fee otherwise payable to the Adviser during such fiscal year; and if such amounts should exceed the monthly fee, the Adviser will pay to the IEEE Fund its share of such excess expenses no later than the last day of the first month of the next succeeding fiscal year.

         The Chase Manhattan Bank, N.A. Chase, a wholly-owned subsidiary of The Chase Manhattan Corporation, a registered bank holding company, is a commercial bank offering a wide range of banking and investment services to customers throughout the United States and around the world. Its headquarters are at One Chase Manhattan Plaza, New York, New York 10081. As of December 31, 1995, Chase was one of the largest commercial banks in the United States, with assets of $____ billion. As of such date, The Chase Manhattan Corporation was one of the largest bank holding companies in the United States, having total assets of approximately $___ billion. As of December 31, 1995, The Chase Manhattan Corporation through various subsidiaries provided personal, corporate and institutional investment management services for approximately $___ billion in assets, of which Chase provided investment management services to portfolios containing approximately $___ billion in assets. Included among Chase's accounts are commingled trust funds and a broad spectrum of individual trust and investment management portfolios. These accounts have varying investment objectives.

         The other mutual funds for which the Adviser also serves as investment adviser, their assets as of December 31, 1995, and their advisory fees are:

                                                                   Total Assets
Mutual Fund Trust                                 Advisory Fee    as of 12/31/95

Vista California Tax Free Money Market Fund           0.10%
Vista New York Tax Free Money Market Fund             0.10
Vista Tax Free Money Market Fund                      0.10
Vista U.S. Government Money Market Fund               0.10
Vista Global Money Market Fund                        0.10
Vista Federal Money Market Fund                       0.10
Vista Treasury Plus Money Market Fund                 0.10
Vista Prime Money Market Fund                         0.10
Vista Tax Free Income Fund                            0.30
Vista New York Tax Free Income Fund                   0.30
Vista California Intermediate Tax Free Income Fund    0.30



                                                                   Total Assets
Mutual Fund Variable Annuity Trust                    Fee         as of 12/31/95

International Equity Portfolio                        0.80%
Capital Growth Portfolio                              0.60
Growth and Income Portfolio                           0.60
Asset Allocation Portfolio                            0.55
Treasury Portfolio                                    0.50
Money Market Portfolio                                0.25



                                                                   Total Assets
Mutual Fund Group                                      Fee        as of 12/31/95

Vista Short Term Bond Fund                            0.25%
Vista U.S. Treasury Income Fund                       0.30
Vista Bond Fund                                       0.30
Vista U.S. Government Securities Fund                 0.30
Vista Equity Income Fund                              0.40
Vista Equity Fund                                     0.40
Vista Small Cap Equity Fund                           0.65
Vista Southeast Asian Fund                            1.00
Vista Japan Fund                                      1.00
Vista European Fund                                   1.00
[Vista Global Fixed Income Fund]                      0.00

The Adviser is currently a wholly-owned subsidiary of The Chase Manhattan Corporation, a registered bank holding company, and is a commercial bank offering a wide range of banking and investment services to customers throughout the U.S. and around the world. Effective upon consummation of the Holding Company Merger, the Adviser will be a wholly-owned subsidiary of New Chase. Upon consummation of the Bank Merger, the Adviser will continue to be a wholly-owned subsidiary of New Chase.

         Certain Relationships and Activities. Chase and its affiliates may have deposit, loan and other commercial banking relationships with the issuers of securities purchased on behalf of the IEEE Fund, including outstanding loans to such issuers which may be repaid in whole or in part with the proceeds of securities so purchased. Chase and its affiliates deal, trade and invest for their own accounts in U.S. Government obligations and municipal obligations and are among the leading dealers of various types of U.S. Government obligations and municipal obligations. Chase and its affiliates may sell U.S. Government obligations and municipal obligations to and purchase them from other investment companies distributed by Vista Broker Dealer Services. The Adviser will not invest any IEEE Fund assets in any U.S. Government obligations or municipal obligations purchased from itself or any affiliate, although under certain circumstances such securities may be purchased from other members of an underwriting syndicate in which the Adviser or an affiliate is a non-principal member. This restriction may limit the amount or type of U.S. Government obligations or municipal obligations available to be purchased on behalf of the IEEE Fund. The Adviser has informed the IEEE Fund that in making its investment decisions it does not obtain or use material inside information in the possession of any other division or department of the Adviser or in the possession of any affiliate of the Adviser.

         Both the Existing and New Advisory Agreements provide that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations thereunder, the Adviser shall not be liable for any act or omission in the course of or in connection with the rendering of its services thereunder.

BOARD CONSIDERATION

         In considering whether to approve the New Advisory Agreement and to submit it to the shareholders for their approval, the Board of Trustees considered the following factors: (1) the representation that there would be no diminution in the scope and quality of advisory and other services provided by the Adviser under the New Advisory Agreement, and (2) the identical nature of the terms and conditions contained in the New Advisory Agreement as compared to the Existing Advisory Agreement. Additionally, the Board considered the benefits that would be obtained by the IEEE Fund in maintaining continuity in the advisory services provided to it, and determined that continuity was advantageous to the IEEE Fund as it would serve to minimize uncertainty and confusion, provide for the continued utilization of the demonstrated skills and capability of the staff of the Adviser and its familiarity with the operations of the Trust, and avoid the possibility of disruptive effects on the Trust that might otherwise result from a change in the management and operations of the Trust.

REQUIRED VOTE AND BOARD OF TRUSTEES' RECOMMENDATION

         Approval of the New Advisory Agreement will require the affirmative vote of a "majority of the outstanding voting securities" of the IEEE Fund, which for this purpose means the affirmative vote of the lesser of (1) more than 50% of the outstanding shares of the IEEE Fund or (2) 67% or more of the shares of the IEEE Fund present at the meeting if more than 50% of the outstanding shares of the IEEE Fund are represented at the meeting in person or by proxy (a "Majority Vote"). If the shareholders of the IEEE Fund do not approve the New Advisory Agreement, Chase and Chemical nevertheless intend to proceed with the Holding Company Merger and, in such case, the affected Existing Advisory Agreement will terminate automatically. In that event, the Board will take such further action as it may deem to be in the best interests of the IEEE Fund's shareholders.

         THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT
SHAREHOLDERS VOTE "FOR" THE FOREGOING PROPOSAL.



                                   PROPOSAL 3
                              ELECTION OF TRUSTEES


         It is proposed that shareholders of the IEEE Fund consider the election of the individuals listed below (the "Nominees") to the Board of Trustees of the Trust, which is currently organized as a Massachusetts business trust. Biographical information about the Nominees and other relevant information is set forth below. Each Nominee has consented to being named in this Proxy Statement and has agreed to serve as a Board member if elected.

         Certain Directors of The Hanover Funds, Inc. and The Hanover Investment Funds, Inc. have been nominated to serve as Trustees of the Trust. Therefore, the Nominees consist of all current Trustees of the Trust and three other individuals who are presently Directors of the Hanover Funds.

         The persons named in the accompanying form of proxy intend to vote each such proxy "FOR" the election of the Nominees, unless shareholders specifically indicate on their proxies the desire to withhold authority to vote for elections to office. It is not contemplated that any Nominee will be unable to serve as a Board member for any reason, but if that should occur prior to the Meeting, the proxy holders reserve the right to substitute another person or persons of their choice as nominee or nominees.

The following are the Nominees:

                                                                     Year First
                                      Principal Occupations          Became a
Nominee                      Age     for the Last Five Years          Trustee
-------                      ---     -----------------------         ----------

Fergus Reid, III             63    Chairman and Chief Executive          1984
971 West Road                      Officer, Lumelite Corporation,
New Canaan, CT  06840              since September 1985; Trustee,
                                   Morgan  Stanley Funds, from
                                   January 1985 through September
                                   1985, Director of Corporate
                                   Finance, Noyes Partners
                                   (investment advisory firm);
                                   from 1982 through 1984,
                                   Managing Director, Bernhard
                                   Associates (venture capital
                                   firm).

Richard E. Ten Haken         61    Former District Superintendent        1984
4 Barnfield Road                   of Schools, Monroe No. 2 and
Pittsford, NY  14534               Orleans Counties, New York;
                                   Chairman of the Finance and the
                                   and the Audit and Accounting
                                   Committees, Member of the
                                   Executive Committee; Chairman of
                                   the Board and President, New York
                                   State Teachers' Retirement System.


William J. Armstrong         54    Vice President and Treasurer,         1987
49 Aspen Way                       Ingersoll-Rand Company.
Upper Saddle River, NJ
07458

John R.H. Blum               66    Attorney in Private Practice;         1984
322 Main Street                    formerly, partner in the law
Lakeville, CT  06039               firm of Richards, O'Neil &
                                   Allegaert (19__-1994);
                                   Commissioner of Agriculture State
                                   of Connecticut, 1992-1995.

                                                                     Year First
                                      Principal Occupations          Became a
Nominee                      Age     for the Last Five Years          Trustee
-------                      ---     -----------------------         ----------

[*]Joseph J. Harkins         64    Retired; Commercial Sector            1990
257 Plantation Circle Sth.         Executive and Executive Vice
Ponte Vedra Beach, FL              President of The Chase
32082                              Manhattan Bank, N.A. from 1985
                                   through 1989.  He has been
                                   been employed by Chase in
                                   numerous capacities and offices
                                   since 1954.  Director of
                                   Blessings Corporation,
                                   Jefferson Insurance Company of
                                   New York, Monticello Insurance
                                   Company and Nationar.


[*]
H. Richard Vartabedian       60    Consultant, Republic Bank of          1992
P.O. Box 296                       New York; formerly, Senior
Beach Road                         Investment Officer, Division
Hendrick's Head                    Executive of the Investment
Southport, ME  04576               Management Division of The Chase
                                   Manhattan Bank, N.A., 1980 through
                                   1991.

Stuart W. Cragin, Jr.        63    Retired; formerly President,          1992
108 Valley Road                    Fairfield Testing Laboratory,
Cos Cob, CT 06807                  inc.  He has previously served
                                   in   a   variety    of marketing,
                                   manufacturing and  general
                                   management positions  with  Union
                                   Camp  Corp., Trinity Paper &
                                   Plastics Corp.,   and   Conover
                                   Industries.

Irving L. Thode              64    Retired; Vice President of            1992
80 Perkins Road                    Quotron Systems.  He has
Greenwich, CT 06830                previously served in a number
                                   of executive positions with
                                   Control   Data   Corp., including
                                   President of its Latin American
                                   Operations, and General Manager of
                                   its   Data    Services   business.

                                                                     Year First
                                      Principal Occupations          Became a
Nominee                      Age     for the Last Five Years          Trustee
-------                      ---     -----------------------         ----------

*W. Perry Neff               67    Independent Financial Consultant;   Proposed
RR 1 Box 102A                      Director of North American Life
Weston, VT  05181                  Assurance Co., Petroleum &
                                   Resources Corp. and The Adams
                                   Express Co.: Director and Chairman
                                   of The Hanover Funds, Inc.;
                                   Director, Chairman and President
                                   of The Hanover Investment Funds,
                                   Inc.

Roland R. Eppley, Jr.        62    Retired: formerly President and     Proposed
105 Ceventry Place                 Chief Executive Officer, Eastern
Palm Beach Gardens,                States Bankcard Association Inc,
FL  33418                          (1971-1988); Director, Janel
                                   Hydraulics, Inc and The Hanover
                                   Funds, Inc.

W.D. MacCallan               67    Director of The Adams Express       Proposed
624 East 45th Street               Co., The Hanover Funds, Inc.,
Savannah, GA  31405                The Hanover Investment Funds, Inc.
                                   and Petroleum & Resources Corp.;
                                   formerly Chairman of the Board
                                   and Chief Executive Officer of The
                                   Adams Express Co. and Petroleum &
                                   Resources Corp.


         The Board of Trustees of the Trust presently has an Audit Committee. The members of the Audit Committee are Messrs. Ten Haken (Chairman), Blum, Armstrong, Harkins, Reid, and Vartabedian who will serve until [Date]. The function of the Audit Committee is to recommend independent auditors and monitor accounting and financial matters.

         The Audit Committee met times during the fiscal year ended October 31, 1995.

Remuneration of Trustees and Certain Executive Officers:

         Each Trustee is reimbursed for expenses incurred in attending each meeting of the Board of Trustees or any committee thereof. Each Trustee who is not an affiliate of the Adviser is compensated for his or her services according to a fee schedule which recognizes
--------
*        Interested Trustee as defined under the 1940 Act.

the fact that each Trustee also serves as a Trustee of other investment companies advised by the Adviser. Each Trustee receives a fee, allocated among all investment companies for which the Trustee serves, which consists of an annual retainer component and a meeting fee component. Effective August 21, 1995, each Trustee of the Vista Funds receives a quarterly retainer of $12,000 and an additional per meeting fee of $1,500. Prior to August 21, 1995, the quarterly retainer was $9,000 and the per-meeting fee was $1,000. The Chairman of the Trustees and the Chairman of the Investment Committee each receive a 50% increment over regular Trustee total compensation for serving in such capacities for all the investment companies advised by the Adviser.

         Set forth below is information regarding compensation paid or accrued during the fiscal year ended October 31, 1995 for each Trustee of the Trust:


                                                                       Growth
                                                      Equity             and            Capital                              IEEE
                                    Balanced          Income           Income            Growth       Equity     Bond      Balanced
                                      Fund             Fund             Fund              Fund        Fund       Fund        Fund
                                      ----             ----             ----              ----        ----       ----        ----

Fergus Reid, III, Trustee            241.30           $96.13            $14,393.16     $7,594.67      $540.99   $468.64      62.24

Richard E. Ten Haken, Trustee        160.88            64.07              9,595.45      5,063.12       360.67    312.41      41.48

William J. Armstrong, Trustee        160.88            64.07               9595.45      5,063.12       360.67    312.41      41.48

John R.H. Blum, Trustee              190.83            62.60              9,376.63      4,955.42       352.06    305.11      41.48

Joseph J. Harkins, Trustee           160.88            64.07              9,595.45      5,063.12       360.67    312.41      41.48

H. Richard Vartabedian, Trustee      169.60            67.79             10,159.13      5,376.61       330.18    330.18      41.48

Stuart W. Cragin, Jr., Trustee       160.88            64.07              9,595.45      5,063.12       360.67    312.41      41.48

Irving L. Thode, Trustee             160.88            64.07              9,595.45      5,063.12       360.67    312.41      41.48






                                      Short                       Small        Inter-     Global
                                      Term             U.S.        Cap        national    Fixed      Southeast
                                      Bond          Government   Equity        Equity     Income       Asian    Japan    European
                                      Fund             Fund       Fund          Fund       Fund         Fund     Fund      Fund
                                      ----             ----       ----          ----       ----         ----     ----      ----

Fergus Reid, III, Trustee            298.13           $919.27      $172.16    $315.97     $8.47          0        0          0

Richard E. Ten Haken, Trustee        195.40           612.85        114.79     210.64      5.64          0        0          0

William J. Armstrong, Trustee        195.40           612.85        114.79     210.64      5.64          0        0          0

John R.H. Blum, Trustee              190.83           598.68        114.79     205.42      5.64          0        0          0

Joseph J. Harkins, Trustee           195.40           612.85        114.79     210.64      5.64          0        0          0

H. Richard Vartabedian, Trustee      206.44           646.75        133.68     219.47      5.64          0        0          0

Stuart W. Cragin, Jr., Trustee       195.40           612.85        114.79     210.64      5.64          0        0          0

Irving L. Thode, Trustee             195.40           612.85        114.79     210.64      5.64          0        0          0


                                     Pension or                    Total
                                     Retirement                 Compensation
                                  Benefits Accrued                  from
                                  as Fund Expenses            "Fund Complex"(1)


Fergus Reid, III, Trustee                 0                     $78,456.65

Richard E. Ten Haken,                     0                      52,304.39
Trustee

William J. Armstrong,                     0                      46,632.34
Trustee

John R.H. Blum, Trustee                   0                      51,304.37

Joseph J. Harkins,                        0                      52,304.39
Trustee

H. Richard Vartabedian,                   0                      74,804.44
Trustee

Stuart W. Cragin, Jr.,                    0                      52,304.39
Trustee

Irving L. Thode, Trustee                  0                      52,304.39



(1) Data reflect total compensation earned during the period January 1, 1995 to December 31, 1995.



Vista Funds Retirement Plan for Eligible Trustees

         Effective August 21, 1995, the Trustees also instituted a Retirement Plan for Eligible Trustees (the "Plan") pursuant to which each Trustee (who is not an employee of any of the Funds, the Adviser, Administrator or distributor or any of their affiliates) may be entitled to certain benefits upon retirement from the Board of Trustees. Pursuant to the Plan, the normal retirement date is the date on which the eligible Trustee has attained age 65 and has completed at least five years of continuous service with one or more of the investment companies advised by the Adviser (collectively, the "Covered Funds"). Each Eligible Trustee is entitled to receive from the Covered Funds an annual benefit commencing on the first day of the calendar quarter coincident with or following his date of retirement equal to 10% of the highest annual compensation received from the Covered Funds multiplied by the number of such Trustee's years of service (not in excess of 10 years) completed with respect to any of the Covered Funds. Such benefit is payable to each eligible Trustee in monthly installments for the life of the Trustee.

         Set forth below in the table below are the estimated annual benefits payable to an eligible Trustee upon retirement assuming various compensation and years of service classifications. The estimated credited years of service for Messrs. Reid, Ten Haken, Armstrong, Blum, Harkins, Vartabedian, Cragin, and Thode are 11, 11, 8, 11, 3, 3 and 3 respectively.




       Years of
        Service                                   Highest Annual Compensation Paid by All Vista Funds

                                  40,000                    45,000                    50,000                    55,000

          10                      40,000                    45,000                    50,000                    55,000

           9                      36,000                    40,500                    45,000                    49,500

           8                      32,000                    36,000                    40,000                    44,000

           7                      28,000                    31,500                    35,000                    38,500

           6                      24,000                    27,000                    30,000                    33,000

           5                      20,000                    22,500                    25,000                    27,500



         Effective August 21, 1995, the Trustees instituted a Deferred Compensation Plan for Eligible Trustees (the "Deferred Compensation Plan") pursuant to which each Trustee (who is not an employee of any of the Funds, the Adviser, Administrator or Distributor or any of their affiliates) may enter into agreements with the Funds whereby payment of the Trustees' fees are deferred until the payment date elected by the Trustee (or the Trustee's termination of service). The deferred amounts are deemed invested in shares of the Fund on whose Board the Trustee sits. The deferred amounts are paid out in a lump sum or over a period of several years as elected by the Trustee at the time of deferral. If a deferring Trustee dies prior to the distribution of amounts held in the deferral account, the balance of the deferral account will be distributed to the Trustee's designated beneficiary in a single lump sum payment as soon as practicable after such deferring Trustee's death. The following Eligible Trustees have executed a deferred compensation agreement for the 1996 calendar year:[INSERT NAMES].

Principal Executive Officers:

The principal executive officers of the Trust are as follows:

H. Richard Vartabedian     President and Trustee.
Martin R. Dean             Treasurer and Assistant Secretary; Vice President,
                           BISYS Funds Group, Inc.
Ann Bergin                 Secretary; Vice President, BISYS Funds Group, Inc,;
                           Chief Compliance Officer and Secretary, Vista Broker-
                           Dealer Services, Inc.

         Ownership of Shares of the Funds. The Trustees and officers as a group directly or beneficially own less than 1% of each Fund.

REQUIRED VOTE AND BOARD OF TRUSTEES' RECOMMENDATION

         The election of each of the Nominees listed above requires the affirmative vote of a plurality of the votes entitled to be cast at the Meeting by all shareholders of the Trust.

                THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT
                 SHAREHOLDERS VOTE "FOR" THE FOREGOING PROPOSAL.

                                   PROPOSAL 4
                      RATIFICATION OF PRICE WATERHOUSE LLP
                        AS INDEPENDENT PUBLIC ACCOUNTANTS


         The Board, including a majority of the trustees who are not interested persons of the Trust, is recommending Price Waterhouse LLP to serve as independent public accountants of each Fund for each Fund's next fiscal year, subject to the right of the Fund to terminate such employment immediately without penalty by vote of a majority of the outstanding voting securities of the Fund at any meeting called for such purpose. The Board's selection is hereby submitted to the shareholders for ratification.

         Price Waterhouse LLP served as the independent auditors for each of the Funds during its most recent fiscal period ended October 31, 1995. Services performed by Price Waterhouse LLP during such time have included the audit of the financial statements of the Trust and services related to filings of the Trust with the Commission. Price Waterhouse LLP has informed each Fund that neither Price Waterhouse LLP nor any of its partners has any direct or material indirect financial interest in the Trust. Representatives of Price Waterhouse LLP are not expected to be present at the Meeting but have been given the opportunity to make a statement if they so desire, and will be available should any matter arise requiring their participation.

REQUIRED VOTE AND BOARD OF TRUSTEES' RECOMMENDATION

         The ratification of the selection of Price Waterhouse LLP as the independent public accountants of a Fund requires the affirmative vote of a majority of the votes entitled to be cast at the Meeting by the shareholders of such Fund.


                THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT
                 SHAREHOLDERS VOTE "FOR" THE FOREGOING PROPOSAL

                                   PROPOSAL 5
                          APPROVAL OR DISAPPROVAL OF AN
                  AMENDMENT TO THE TRUST'S DECLARATION OF TRUST


Introduction

         The Trust is organized as a Massachusetts business trust under the laws of the Commonwealth of Massachusetts. The Trust's Declaration of Trust provides, among other things, that the Board of Trustees has the authority to make certain amendments to the Declaration of Trust without the vote or consent of the Trust's Shareholders in order to, among other things, designate series, change the name of the Trust to supply any omission, to cure, correct or supplement any ambiguous, defective or inconsistent provision thereof, or if they deem it necessary or advisable to conform the Declaration of Trust to the requirements of applicable federal laws or regulations or the requirements of the regulated investment company provisions of the Internal Revenue Code of 1986, as amended. Management has proposed, and the Board of Trustees has approved, a modification to the Declaration of Trust which would allow the Trustees to amend the Declaration of Trust with respect to items which do not effect the economic value or legal rights of a shareholder upon majority vote of the Board of Trustees. This would enable the Trustees to amend and modify the Declaration of Trust when necessary to react to changes in Massachusetts and other regulatory laws and to provide maximum flexibility to the Trust, and therefore, the Funds and their shareholders.

REQUIRED VOTE AND BOARD OF TRUSTEES' RECOMMENDATIONS

         The approval of the proposed modification to the Declaration of Trust requires the affirmative vote of a majority of the shareholders of the Trust.


                THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT
                 SHAREHOLDERS VOTE "FOR" THE FOREGOING PROPOSAL


------------------------------------------------------------

Additional Information About the IEEE Fund

Information about the IEEE Fund is incorporated herein by reference from the IEEE Fund's prospectus dated March 1, 1995. Additional information about the IEEE Fund is included in the IEEE Fund's statement of additional information dated March 1, 1995. Copies of such prospectus and statement of additional information may be obtained without charge by writing or calling the IEEE Fund at the address or telephone number shown on the cover page of this Combined Proxy Statement/Prospectus. Reports and other information filed by the IEEE Fund can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and

Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.

-------------------------------

Financial Statements

         The financial statements and selected per share data and ratios for shares of the IEEE Fund for the fiscal year ended October 31, 1995, are contained in the IEEE Fund's Annual Report to Shareholders which was mailed to shareholders on or about December 30, 1995 (the "Annual Report").

         The financial statements and selected per share data and ratios for the IEEE Fund, incorporated by reference or included in its prospectus and statement of additional information are incorporated by reference herein for the year ended October 30, 1995, and have been so included or incorporated by reference in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

         Capitalization. The following tables show the capitalization (unaudited) of IEEE Balanced Fund and Vista Balanced Fund as of October 31, 1995, and on a pro forma combined basis as of that date for the Reorganization giving effect to the proposed acquisition of assets at net asset value.



                          Capitalization Tables for the Vista Balanced and
                                  IEEE Merger as of October 31, 1995



                                                                             Pro Forma
                                 Vista Balanced Fund    IEEE Balanced Fund   Reorganization


Net Assets
         A Shares                    $33,732,838           $10,771,888         $44,504,727
         B Shares                     $8,335,693                 -             $ 5,335,893

Net Asset Value per Share - A          $12.45                 $10.98             $12.45
Net Asset Value per Share - B          $12.36                    -               $12.36

Shares Outstanding - A                2,710,839              980,997            3,576,094
Shares Outstanding - B                 512,572                   -                512,572

                                      -47-

                              VISTA BALANCED FUND
                       PROFORMA PORTFOLIO OF INVESTMENTS
                                OCTOBER 31, 1995
                                   UNAUDITED


                                                         Vista Balanced Fund           IEEE Balanced Fund             Combined
                                                      Portfolio of Investments   Portfolio of Investments   Portfolio of Investments
                                                          October 31, 1995            October 31, 1995             October 31, 1995

Issuer                                                  Shares          Value         Shares         Value          Shares     Value
Long-Term Investments -
Common Stock -
Aerospace -
AlliedSignal, Inc. .............................         3,900    $  165,750          --            --           3,900    $  165,750
Boeing Co. .....................................          --            --           2,900    $  190,312         2,900       190,312
Lockheed Martin Corp. ..........................         1,300        88,562          --            --           1,300        88,562
Loral Corp. ....................................          --            --           6,400       189,600         6,400       189,600
OEA, Inc. ......................................          --            --             400        10,900           400        10,900
Sundstrand Corp. ...............................         1,200        73,500          --            --           1,200        73,500
United Technologies, Corp. .....................         1,800       159,750          --            --           1,800       159,750
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 487,562       390,812       878,374
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Agriculture -
Case Corp. .....................................         6,000       228,750          --           6,000       228,750
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Airlines -
AMR Corp. * ....................................         1,100        72,600          --           1,100        72,600
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Apparel / Textiles -
Kellwood Co. ...................................          --            --             650        12,188           650        12,188
Phillips-Van Heusen ............................          --            --             600         6,075           600         6,075
Springs Industries, Inc., Class A ..............         1,900        81,463          --            --           1,900        81,463
V.F. Corp. .....................................         1,000        47,875          --            --           1,000        47,875
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 129,338        18,263       147,601
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Appliances & Household Durables -
La-Z-Boy Chair Co. .............................          --            --             400        11,900           400        11,900
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Automotive -
Chrysler Corp. .................................         1,825        94,216          --            --           1,825        94,216
Echlin, Inc. ...................................         6,500       232,375          --            --           6,500       232,375
TRW Inc. .......................................         1,100        72,325          --            --           1,100        72,325
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                               398,916       398,916
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Banking -
Bank of New York Company, Inc. .................         3,800       159,600          --            --           3,800       159,600
Citicorp .......................................         3,500       227,062          --            --           3,500       227,062
Deposit Guaranty Corp. .........................          --            --             300        13,350           300        13,350
First Bank System Inc. .........................         2,600       129,350          --            --           2,600       129,350
First Commercial Corp. .........................          --            --             400        12,000           400        12,000
First Financial Corp. of Wisconsin .............          --            --             700        14,962           700        14,962
FirstMerit Corp. ...............................          --            --             400        10,800           400        10,800
Mark Twain Bancshares, Inc. ....................          --            --             300        10,575           300        10,575
NationsBank Corp. ..............................         2,400       157,800          --            --           2,400       157,800
Norwest Corp. ..................................         3,300        97,350          --            --           3,300        97,350
U.S. Trust Corp. ...............................          --            --             200         9,700           200         9,700
Washington Federal, Inc. .......................          --            --             600        13,725           600        13,725
Standard Federal Bancorporation ................         2,100        74,550          --            --           2,100        74,550
Zions Bancorporation ...........................         1,400        96,950          --            --           1,400        96,950
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 942,662        85,112     1,027,774
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Business Products -
Pitney-Bowes, Inc. .............................          --            --           3,400       148,325         3,400       148,325
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Business Services -
American Business Products, Inc. ...............          --            --             750        16,406           750        16,406
Equifax, Inc. ..................................          --            --           3,900       152,100         3,900       152,100
National Computer Systems, Inc. ................          --            --             700        13,300           700        13,300
Standard Register Co. ..........................          --            --             600        13,500           600        13,500
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                    --         195,306       195,306
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Chemicals -
Air Products & Chemicals, Inc., ................         4,400       227,150          --            --           4,400       227,150
Applied Extrusion Technologies, Inc. * .........         6,000        92,250          --            --           6,000        92,250
Arcadian Corp. * ...............................         8,200       169,125          --            --           8,200       169,125
Cabot Corp. ....................................         1,200        57,000          --            --           1,200        57,000
duPont (EI) deNemours ..........................         2,800       174,650          --            --           2,800       174,650
Eastman Chemical Co. ...........................         1,200        71,400          --            --           1,200        71,400
Fuller (H.B.) Co. ..............................          --            --             300         9,450           300         9,450
IMC Global, Inc. ...............................         1,100        77,000          --            --           1,100        77,000
Lilly Industries, Inc., Class A ................          --            --             900        11,475           900        11,475
Millipore Corp. ................................          --            --           3,200       113,200         3,200       113,200
Nalco Chemical Co. .............................          --            --           3,600       108,000         3,600       108,000
Prazair, Inc. ..................................         2,700        72,900          --            --           2,700        72,900
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 941,475       242,125     1,183,600
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Computer Software -
Computer Associates International ..............         2,250       123,750         1,500        82,500         3,750       206,250
General Motors Corp., Class E ..................         2,700       127,237          --            --           2,700       127,237
Harbinger Corp. * ..............................         5,000        70,000          --            --           5,000        70,000
Maxis, Inc. * ..................................         3,000       132,750          --            --           3,000       132,750
Microsoft Corp. * ..............................          --            --           2,300       230,000         2,300       230,000
Reynolds & Reynolds, Inc., Class A .............         2,000        71,250          --            --           2,000        71,250
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 524,987       312,500       837,487
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Computers/Computer Hardware -
Comdisco, Inc. .................................         2,100        64,050          --            --           2,100        64,050
Compaq Computer * ..............................         4,500       250,875          --            --           4,500       250,875
Fair Issac & Company, Inc. .....................          --            --             400        10,800           400        10,800
International Business Machines Corp. ..........           800        77,800          --            --             800        77,800
SCI Systems, Inc. * ............................         2,500        87,813           500        17,563         3,000       105,376
Stratus Computer, Inc. * .......................          --            --             400        12,450           400        12,450

Sun Microsystems, Inc. * .......................         3,200       249,600          --            --           3,200       249,600
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 730,138        40,813       770,951
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Construction Machinery -
Caterpillar Inc. ...............................         3,000       168,375          --            --           3,000       168,375
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Construction Materials -
Carlisle Companies, Inc. .......................          --            --             300        12,337           300        12,337
Justin Industries ..............................          --            --           1,100        11,000         1,100        11,000
Manville Corp. * ...............................         3,500        40,688          --            --           3,500        40,688
Ply Gem Industries, Inc. .......................          --            --             700        12,075           700        12,075
Texas Industries Inc. ..........................         1,700        89,462          --            --           1,700        89,462
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 130,150        35,412       165,562
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Consumer Products -
BIC Corp. ......................................          --            --             300        12,075           300        12,075
Black & Decker Corp. ...........................         4,000       135,500          --            --           4,000       135,500
Danaher Corp. ..................................         2,300        71,300          --            --           2,300        71,300
Gillette Co. ...................................          --            --           2,500       120,937         2,500       120,937
Philip Morris Companies, Inc. ..................         2,400       202,800         2,400       202,800
Rubbermaid, Inc. ...............................          --            --           4,200       109,725         4,200       109,725
USA Detergents, Inc. * .........................         3,000        76,500          --            --           3,000        76,500
Whirlpool Corp. ................................         1,500        79,500          --            --           1,500        79,500
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 565,600       242,737       808,337
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Diversified -
AMCOL International Corp. ......................          --            --             800        13,500           800        13,500
Dover Corp. ....................................          --            --           3,400       134,300         3,400       134,300
Lawson Products, Inc. ..........................          --            --             400         9,600           400         9,600
Textron, Inc. ..................................         2,200       151,250          --            --           2,200       151,250
Tyco International Ltd. ........................          --            --           1,400        85,050         1,400        85,050
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 151,250       242,450       393,700
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Electronics / Electrical Equipment -
AMP, Inc. ......................................          --            --           2,400        94,200         2,400        94,200
Dionex Corp. * .................................          --            --             300        16,200           300        16,200
Eaton Corp. ....................................         2,500       128,125          --            --           2,500       128,125
General Electric Co. ...........................          --            --           2,700       170,775         2,700       170,775
General Motors Corp., Class H ..................         3,300       138,600         3,300       138,600
Grainger (W.W.), Inc. ..........................          --            --           1,400        87,500         1,400        87,500
Hewlett-Packard Co. ............................          --            --           2,600       240,825         2,600       240,825
Integrated Device Technology, Inc. * ...........         3,000        57,000          --            --           3,000        57,000
Logicon, Inc. ..................................          --            --             600        13,725           600        13,725
Molex, Inc. ....................................          --            --           1,718        56,694         1,718        56,694
Motorola, Inc. .................................          --            --           1,300        85,313         1,300        85,313
MTS Systems Corp. ..............................          --            --             400        11,300           400        11,300
Park Electrochemical Corp. .....................          --            --             400        12,500           400        12,500
Pioneer Standard Electronics, Inc. .............         4,650        64,519           750        10,406         5,400        74,925
Recoton Corp. * ................................         2,400        53,400          --            --           2,400        53,400
Scientific-Atlanta, Inc. .......................          --            --           2,700        33,412         2,700        33,412
Teleflex, Inc. .................................          --            --             300        12,713           300        12,713
Texas Instruments ..............................         2,800       191,100          --            --           2,800       191,100
Wyle Electronics ...............................          --            --             400        17,050           400        17,050
Xilinx, Inc. * .................................         2,400       110,400          --            --           2,400       110,400
X-Rite, Inc. ...................................          --            --             600         9,375           600         9,375
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 743,144       871,988     1,615,132
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Engineering Services -
Foster Wheeler Corp. ...........................          --            --           1,500        56,250         1,500        56,250
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Entertainment -
Carnival Corp., Class A ........................          --            --           4,000        93,000         4,000        93,000
Showboat, Inc. .................................         2,000        48,000          --            --           2,000        48,000
Time Warner, Inc. ..............................         1,500        54,750          --            --           1,500        54,750
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 102,750        93,000       195,750
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Environmental Services -
Browning-Ferris Industries, Inc. ...............         1,500        43,687          --            --           1,500        43,687
WMX Technologies, Inc. .........................          --            --           4,700       132,188         4,700       132,188
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                  43,687       132,188       175,875
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Financial Services -
American General Delaware ......................         4,800       157,800          --            --           4,800       157,800
Dean Witter, Discover & Co. ....................         3,500       174,125          --            --           3,500       174,125
Donaldson Lufkin & Jenrette * ..................         8,000       238,000          --            --           8,000       238,000
Eaton Vance Corp. ..............................          --            --             300        10,950           300        10,950
Federal National Mortgage Assoc ................         1,500       157,313          --            --           1,500       157,313
Household International, Inc. ..................         1,100        61,875          --            --           1,100        61,875
Legg Mason, Inc. ...............................          --            --             400        11,500           400        11,500
Quick & Reilly Group, Inc. .....................          --            --             450        10,688           450        10,688
Raymond James Financial, Inc. ..................          --            --             700        15,050           700        15,050
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 789,113        48,188       837,301
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Food/Beverage Products -
Coca-Cola Enterprises, Inc. ....................         8,000       213,000         2,500       179,688        10,500       392,688
ConAgra, Inc. ..................................         2,500        96,563          --            --           2,500        96,563
CPC International, Inc. ........................         1,500        99,562         1,300        86,288         2,800       185,850
IBP, Inc. ......................................         1,400        83,825          --            --           1,400        83,825
International Multifoods Corp. .................          --            --             600        12,300           600        12,300
J.M. Smucker Co., Class A ......................          --            --             500         9,813           500         9,813
PepsiCo., Inc. .................................         2,100       110,775          --            --           2,100       110,775
RJR Nabisco Holdings Corp. .....................         3,000        92,250          --            --           3,000        92,250
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 695,975       288,089       984,064
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Health Care -
American Oncology Resources, Inc. * ............         1,900        66,500          --            --           1,900        66,500
Apria Healthcare Group, Inc. * .................         3,400        73,525          --            --           3,400        73,525
Baxter International Inc. ......................         3,000       115,875          --            --           3,000       115,875
Beverly Enterprises * ..........................         4,500        52,875          --            --           4,500        52,875
Biomet, Inc. * .................................          --            --           6,700       111,388         6,700       111,388
Columbia/HCA Healthcare Corp. ..................         3,000       147,375          --            --           3,000       147,375
Diagnostic Products Corp. ......................          --            --             300        11,100           300        11,100
FHP International Corp. * ......................         2,000        48,500          --            --           2,000        48,500
Gelman Sciences, Inc. * ........................         2,500        53,437          --            --           2,500        53,437
Humana, Inc. * .................................         4,000        84,500         4,900       103,513         8,900       188,013
Life Technologies, Inc. ........................          --            --             600        14,700           600        14,700
Manor Care, Inc. ...............................         1,800        58,950          --            --           1,800        58,950
OrNda Healthcorp * .............................         3,500        61,688          --            --           3,500        61,688
Owens & Minor, Inc. ............................          --            --             600         7,125           600         7,125
Physician Corp. of America* ....................         1,500        23,062          --            --           1,500        23,062
Rotech Medical Corp. ...........................          --            --             400         9,100           400         9,100
Tenet Healthcare Corp. * .......................         3,900        69,713          --            --           3,900        69,713
U.S. HealthCare, Inc. ..........................          --            --           2,900       111,650         2,900       111,650
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 856,000       368,576     1,224,576
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Hotels/Other Lodging -
Renaissance Hotel Group N.V. * .................         7,000       136,500          --            --           7,000       136,500
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Industrial Services -
Unifirst Corp. .................................          --            --             800        11,200           800        11,200
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Insurance -
American Bankers Insurance Group, Inc. .........          --            --             350        12,556           350        12,556
American International Group ...................         1,950       164,531         1,950       164,531         3,900       329,062
Chubb Corp. ....................................         1,100        98,863          --            --           1,100        98,863
Crawford & Company, Class B ....................          --            --             700        10,850           700        10,850
Frontier Insurance Group, Inc. .................          --            --             500        14,313           500        14,313
Gainsco, Inc. ..................................          --            --           1,323        11,410         1,323        11,410
General Re Corp. ...............................          --            --           1,000       144,875         1,000       144,875
Liberty Corp. ..................................          --            --             400        13,400           400        13,400
Mid Ocean Ltd. .................................         1,100        38,912          --            --           1,100        38,912
Progressive Corp. ..............................          --            --           2,000        83,000         2,000        83,000
Prudential Reinsurance Holdings, Inc.* .........         5,000       101,875          --            --           5,000       101,875
St. Paul Companies, Inc. .......................         2,900       147,175          --            --           2,900       147,175
Transatlantic Holdings, Inc. ...................         1,200        80,850          --            --           1,200        80,850
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 632,206       454,935     1,087,141
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Leasing -
Rollins Truck Leasing Corp. ....................          --            --           1,100        10,588         1,100        10,588
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Machinery & Engineering Equipment -
AGCO Corp. .....................................         2,500       111,875          --            --           2,500       111,875
Precision Castparts Corp. ......................          --            --             400        14,300           400        14,300
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 111,875        14,300       126,175
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Manufacturing -
CLARCOR Inc. ...................................          --            --             500        11,375           500        11,375
Commercial Intertech Corp. .....................          --            --             700        11,812           700        11,812
Furon Co. ......................................          --            --             500         7,750           500         7,750
Graco, Inc. ....................................          --            --             500        16,812           500        16,812
Ingersoll-Rand Co. .............................          --            --           1,300        45,987         1,300        45,987
Johnson Controls ...............................         3,600       209,700          --            --           3,600       209,700
Kennametal Inc. ................................         2,200        68,475          --            --           2,200        68,475
Mark IV Industries .............................         2,100        40,950          --            --           2,100        40,950
Modine Manufacturing Co. .......................         2,000        55,000          --            --           2,000        55,000
Oakley, Inc. * .................................         3,500       120,750          --            --           3,500       120,750
Tennant Co. ....................................          --            --             400         9,900           400         9,900
Trinity Industries, Inc. .......................          --            --           1,600        47,400         1,600        47,400
Varity Corp.* ..................................         5,200       188,500          --            --           5,200       188,500
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 683,375       151,036       834,411
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Metals / Mining -
Aluminum Co. of America (ALCOA) ................         3,000       153,000          --            --           3,000       153,000
Inco, Ltd. .....................................         7,300       250,938          --            --           7,300       250,938
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 403,938          --         403,938
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Office/Business Euqipment -
Xerox Corp. ....................................           500        64,875          --            --             500        64,875
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Oil & Gas -
Amoco Corp. ....................................         1,400        89,425          --            --           1,400        89,425
Ashland Inc. ...................................         2,700        85,387          --            --           2,700        85,387
Halliburton Company ............................         5,200       215,800          --            --           5,200       215,800
Mobil Corp. ....................................         2,000       201,500          --            --           2,000       201,500
NGC Corp. ......................................        15,000       135,000          --            --          15,000       135,000
Panhandle Eastern Corp. ........................         8,200       207,050          --            --           8,200       207,050
Phillips Petroleum Co. .........................         3,500       112,875          --            --           3,500       112,875
Production Operators Corp. .....................          --            --             400        12,000           400        12,000
Smith International * ..........................         4,800        76,800          --            --           4,800        76,800
Triton Energy Corp. ............................         1,300        60,613          --            --           1,300        60,613
Union Texas Petroleum Holdings .................         2,500        45,000          --            --           2,500        45,000
Unocal Corp. ...................................         3,500        91,875          --            --           3,500        91,875
Williams Companies, Inc. .......................         1,800        69,525          --            --           1,800        69,525
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                               1,390,850        12,000     1,402,850
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Packaging -
Sealright Company, Inc. ........................          --            --             600         6,750           600         6,750
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Paper/Forest Products -
Boise Cascade Corp. ............................         2,100        76,125          --            --           2,100        76,125
Champion International Corp. ...................         3,900       208,650          --            --           3,900       208,650
Mead Corp. .....................................         1,500        86,437          --            --           1,500        86,437
Willamette Industries ..........................         2,500       145,000          --            --           2,500       145,000
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 516,212          --         516,212
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Pharmaceuticals -
Abbot Laboratories .............................          --            --           2,900       115,275         2,900       115,275
Allergan, Inc. .................................         4,500       132,188          --            --           4,500       132,188
Alpharma, Inc., Class A ........................          --            --             600        14,400           600        14,400
American Home Products Corp. ...................         2,000       177,250          --            --           2,000       177,250
Johnson & Johnson ..............................          --            --           1,600       130,400         1,600       130,400
Medtronic, Inc. ................................          --            --           3,600       207,900         3,600       207,900
Merck & Company, Inc. ..........................          --            --           2,200       126,500         2,200       126,500
Mylan Laboratories .............................          --            --           5,300       100,700         5,300       100,700
Schering-Plough Corp. ..........................         2,000       107,250         2,800       150,150         4,800       257,400
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 416,688       845,325     1,262,013
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Printing & Publishing -
Bowne & Co., Inc. ..............................          --            --             600        11,175           600        11,175
Harcourt General, Inc. .........................         3,200       126,800          --            --           3,200       126,800
Houghton Mifflin Co. ...........................          --            --             200         8,200           200         8,200
Readers Digest Association, Inc., Class A ......          --            --           3,100       155,775         3,100       155,775
Tribune Co. ....................................         1,000        63,125          --            --           1,000        63,125
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 189,925       175,150       365,075
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Real Estate Investment Trust -
Bay Apartment Communities, Inc. ................         4,000        82,500          --            --           4,000        82,500
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Restaurants/Food Services -
Wendy's International, Inc. ....................         5,500       109,312          --            --           5,500       109,312
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Retailing -
Albertson's, Inc. ..............................          --            --           3,100       103,075         3,100       103,075
American Stores Co. ............................         3,600       107,550          --            --           3,600       107,550
Arbor Drugs, Inc. ..............................          --            --             750        13,875           750        13,875
Burlington Coat Factory Warehouse * ............          --            --             900        10,012           900        10,012
Baker J., Inc. .................................         2,900        16,675          --            --           2,900        16,675
Casey's General Stores, Inc. ...................          --            --             800        18,400           800        18,400
Circuit City Stores, Inc. ......................         7,500       250,313         7,500       250,313
Claire's Stores, Inc. ..........................          --            --             600        11,775           600        11,775
Dayton-Hudson Corp. ............................         2,400       165,000          --            --           2,400       165,000
Eckerd Corp. * .................................         3,400       134,725          --            --           3,400       134,725
Ethan Allen Interiors, Inc.* ...................         3,100        61,225          --            --           3,100        61,225
K-Mart Corp. ...................................         6,500        52,812          --            --           6,500        52,812
Kroger Co. * ...................................         6,300       210,263          --            --           6,300       210,263
May Department Stores ..........................         4,400       172,700          --            --           4,400       172,700
Nordstrom, Inc. ................................         1,200        44,475          --            --           1,200        44,475
Sbarro, Inc. ...................................          --            --             500        10,438           500        10,438
Wal-Mart Stores, Inc. ..........................          --            --           5,600       121,100         5,600       121,100
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                               1,215,738       288,675     1,504,413
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Shipping / Transportation -
Arnold Industries, Inc. ........................          --            --             700        11,375           700        11,375
Consolidated Railway, Inc. .....................         1,000        68,750          --            --           1,000        68,750
Pittston Services Group ........................         2,000        55,000          --            --           2,000        55,000
CSX Corp. ......................................         2,400       201,000          --            --           2,400       201,000
Ryder System ...................................         3,100        74,787          --            --           3,100        74,787
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 399,537        11,375       410,912
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Steel -
Commercial Metals Co. ..........................          --            --             400        10,300           400        10,300
USX-US Steel Group, Inc. .......................         3,600       107,550          --            --           3,600       107,550
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 107,550        10,300       117,850
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Telecommunications -
A T & T Corp., .................................         2,600       166,400         2,900       185,600         5,500       352,000
GTE Corp. ......................................         4,200       173,250          --            --           4,200       173,250
Liberty Media Group, Class A * .................           500        12,312          --            --             500        12,312
NYNEX Corp. ....................................         1,400        65,800          --            --           1,400        65,800
Sprint Corp. ...................................         1,484        57,134          --            --           1,484        57,134
Tele-Communications, Class A * .................         2,000        34,000          --            --           2,000        34,000
U S West, Inc. .................................         2,000        95,250          --            --           2,000        95,250
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                                 604,146       185,600       789,746
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Textiles -
Interface, Inc. ................................          --            --             900        13,613           900        13,613
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Tire & Rubber -
Bandag, Inc. ...................................          --            --           1,100        56,375         1,100        56,375
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Toys & Games -
Mattel, Inc. ...................................         2,500        71,875          --            --           2,500        71,875
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Utilities -
Bay State Gas Co. ..............................          --            --             500        12,500           500        12,500
CMS Energy Corp. ...............................         4,600       127,075          --            --           4,600       127,075
DQE, Inc. ......................................         2,750        75,625          --            --           2,750        75,625
Eastern Enterprises ............................          --            --             400        11,950           400        11,950
Florida Progress Corp. .........................         2,900        96,062          --            --           2,900        96,062
FPL Group Inc. .................................         4,200       175,875          --            --           4,200       175,875
Nipsco Industries Inc., ........................         4,600       167,900          --            --           4,600       167,900
Northwest Natural Gas Co. ......................          --            --             400        12,800           400        12,800
Pacific Enterprises ............................         1,800        44,550          --            --           1,800        44,550
PECO Energy Co. ................................         3,000        87,750          --            --           3,000        87,750
Piedmont Natural Gas Company, Inc. .............          --            --             500        11,000           500        11,000
Pinnacle West Capital Corp. ....................         6,600       181,500          --            --           6,600       181,500
Portland General Corp. .........................         3,200        86,800          --            --           3,200        86,800
Public Service Co. of Colorado .................         2,000        68,250          --            --           2,000        68,250
Southwestern Energy Co. ........................          --            --             800        10,000           800        10,000
United Water Resources, Inc. ...................          --            --             800        10,100           800        10,100
                                                      ----------    ----------    ----------  ----------    ----------    ----------
                                                                                               1,111,387        68,350     1,179,737
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Wholesaling -
Handleman Co. ..................................          --            --          12,000         9,300        12,000         9,300
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Total Common Stock .............................    16,950,961     6,148,906    23,099,867
                                                      ----------    ----------    ----------  ----------    ----------    ----------



Convertible Preferred Stock -
Financial Services -
American General Delaware, $3.00, Ser. A .......         2,000       103,500          --            --           2,000       103,500
St. Paul Capital Corp., 6.00% ..................         5,000       270,000          --            --           5,000       270,000

Food/Beverage Products -
RJR Nabisco Holdings Corp., $0.6012, Ser. C ....        20,000       125,000          --            --          20,000       125,000
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Total Convertible Preferred Stock ..............       498,500          --         498,500
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Preferred Stock -
Banking -
National Westminster Bank, 7.875%, Ser. A ......          --            --           5,000       121,875         5,000       121,875
Financial Services -
Morgan Stanley Financial Placing Corp., 7.8% ...          --            --           5,000       122,500         5,000       122,500
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Total Preferred Stock ..........................          --         244,375       244,375
                                                      ----------    ----------    ----------  ----------    ----------    ----------


Convertible Corporate Notes -
Consumer Products -
Grand Metropoliton Placing, 6.500%, due 01/30/00 #     150,000       169,283          --            --         150,000       169,283
Health Care -
Assisted Living Concepts, 7.000% , due 08/15/05 #      150,000       164,500          --            --         150,000       164,500
Insurance -
American Travellers Corp.,6.500%  due 10/01/05 .       200,000       237,500          --            --         200,000       237,500
Manufacturing -
3 Com Corp.,10.250%, due 11/01/01 # ............       100,000       163,511          --            --         100,000       163,511
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Total Convertible Corporate Notes ..............       734,794          --         734,794
                                                      ----------    ----------    ----------  ----------    ----------    ----------


Non-Convertible Corporate Bonds & Notes -

Banking -
BankAmerica Corp.,7.200%, due 4/15/06 ..........          --            --         250,000       258,065       250,000       258,065
Security Pacific Corp., 10.300% , due 05/15/01 .       550,000       650,425          --            --         550,000       650,425
Consumer Products -
Colgate Palmolive Co.,6.020%, due 08/15/03 .....          --            --         200,000       195,308       200,000       195,308
Electronics/ Electrical Equipment -
Motorola, Inc.,0.076%, due 01/01/07 ............          --            --         250,000       271,850       250,000       271,850
Entertainment -
Walt Disney, Inc., 0.08 %, due 10/27/06 ........          --            --         200,000       223,244       200,000       223,244
Financial Services -
Ford Capital BV, 9.000%, due 08/15/98 ..........       400,000       428,564          --            --         400,000       428,564
General Electric Capital Corp., 9.180%, due 12/30/08   500,000       603,220          --            --         500,000       603,220
General Motors Acceptance Corp., 8.625%, due 06/15/9   650,000       697,586          --            --         650,000       697,586
Goldman Sachs Group, 6.200%, due 02/15/01 # ....       700,000       687,043          --            --         700,000       687,043
Household Finance Co., 7.750%, due 06/15/97 ....       500,000       512,845          --            --         500,000       512,845
IBM Credit Corp., 0.085%, due 01/26/00 .........          --            --          50,000        50,267        50,000        50,267
Norwest Financial, Inc., 0.06875%, due 12/15/99           --            --         120,000       122,640       120,000       122,640
Retailing -
Wal-Mart Strores, Inc., 0.075% due 05/15/04 ....       100,000       106,659       100,000       106,659
Telecommunications - ...........................          --            --         100,000        96,581       100,000        96,581
                                                      ----------    ----------    ----------  ----------    ----------    ----------
Northern Telecom, Inc., 0.06%, due 09/01/03

Total  Non-Convertible Corporate Bonds & Notes .     3,579,683     1,324,614     4,904,297
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Collateralized Mortgage Obligations -
Federal Home Loan Mortgage Corp., Ser. 1661, Class PG,    --            --         250,000       244,140       250,000       244,140
Government National Mortgage Association, II, Pool 8315,  --            --         225,527       226,549       225,527       226,549
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Total Collateralized Mortgage Obligations ......          --         470,689       470,689
                                                      ----------    ----------    ----------  ----------    ----------    ----------


U.S. Government Obligations -
U.S. Treasury Bonds,
7.500%, due 11/15/24 ...........................       900,000     1,028,250          --            --         900,000     1,028,250
8.500%, due 02/15/20 ...........................     1,400,000     1,750,224          --            --       1,400,000     1,750,224
0.625%, due 08/15/23 ...........................          --            --         300,000       293,202       300,000       293,202
                                                      ----------    ----------    ----------  ----------    ----------    ----------

                                                                                               2,778,474       293,202     3,071,676
                                                      ----------    ----------    ----------  ----------    ----------    ----------


U.S. Treasury Notes,
6.500%, due 08/15/05 ...........................     1,480,000     1,532,718          --            --       1,480,000     1,532,718
0.0425%, due 11/30/95 ..........................          --            --         100,000        99,891       100,000        99,891
0.04375,% due 11/15/96 .........................          --            --         150,000       148,171       150,000       148,171
0.05125%, due 11/30/98 .........................          --            --         150,000       147,516       150,000       147,516
0.055%, due 04/15/00 ...........................          --            --         100,000        98,984       100,000        98,984
0.0575% due 08/15/03 ...........................          --            --         300,000       295,923       300,000       295,923
0.06% due 06/30/96 .............................          --            --         250,000       250,625       250,000       250,625
0.0675%, due 6/30/99 ...........................          --            --         250,000       257,930       250,000       257,930
0.0775%, due 01/31/00 ..........................          --            --         100,000       107,172       100,000       107,172
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Total U.S. Teasury Notes .......................     1,532,718     1,406,212     2,938,930
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Total U.S. Government Obligations ..............     4,311,192     1,699,414     6,010,606
                                                      ----------    ----------    ----------  ----------    ----------    ----------

U.S. Government Agency -
Federal National Mortgage Assoc.,4.680% due 01/25/96 1,000,000       997,490          --            --       1,000,000       997,490
                                                      ----------    ----------    ----------  ----------    ----------    ----------



Floating Rate Note -
Financial Services -
Goldman Sachs & Co., 5.630% due 7/22/96 # ......     1,000,000     1,000,000          --            --       1,000,000     1,000,000
                                                      ----------    ----------    ----------  ----------    ----------    ----------


Total Long-Term Investments ....................    28,072,620     9,887,998    37,960,618
                                                      ----------    ----------    ----------  ----------    ----------    ----------


Short-Term Investments -
Commercial Paper -
Financial Services -
Broadway Capital Corp., 5.750%, due11/15/95 # ..     2,000,000     1,995,529          --           --        2,000,000     1,995,529
Household Finance Corp., 5.800%, due 11/01/95 ..     7,796,000     7,796,000          --           --        7,796,000     7,796,000
Receivables Capital Corp., 5.730%, due 12/05/95 #    2,000,000     1,989,176          --           --        2,000,000     1,989,176

U.S. Government Obligation -
U.S. Treasury Bill, 0.0527%, due11/30/95 @ .....          --            --          10,000        9,957         10,000         9,957

U.S. Government Sponsored Agency Obligations -
Federal Home Loan Mortgage Corp., Discount Notes -
0.0562%, due 11/08/95 ..........................          --            --          65,000       64,929         65,000        64,929
0.0562% due 11/08/95 ...........................          --            --          75,000       74,918         75,000        74,918
0.0562%, due 11/09/95 ..........................          --            --         380,000      379,525        380,000       379,525
0.0565%, due 11/06/95 ..........................          --            --         150,000      149,882        150,000       149,882
                                                      ----------    ----------    ----------  ----------    ----------    ----------

Total Short-Term Investments ...................    11,780,705       679,211    12,459,916
                                                      ----------    ----------    ----------  ----------    ----------    ----------


Total Investments ..............................    $39,853,325   $10,567,209   $50,420,534
                                                      ----------    ----------    ----------  ----------    ----------    ----------



Written Option Outstanding

                                                                      Number of       Strike      Unrealized
U.S. Treasury Bond Futures, due November 18, 1995                     Contracts       Price       (Depreciation)
(Premium received $2,596)                                                 2            $114        ($3,841)




                                                                                     Original       Nominal
Purchased Index Futures Outstanding                   Expiration      Number of      Nominal       Value at    Unrealized
                                                         Date         Contracts       Value        10/31/95    Appreciation
U.S. Long Bond                                         12/19/95           2          $225,187      $234,125         $8,938




# = Security may only be sold to qualified institutional investors.
* = Non Income producing.
Note: Rates indicated for floating rate investments are rates in effect at October 31, 1995.
@ = Security is pledged to cover written options on futures contracts.

See notes to financial statements.

                              VISTA BALANCED FUND
                  PROFORMA STATEMENT OF ASSETS AND LIABILITIES
                                    10/31/95
                                   UNAUDITED




VISTA BALANCED FUND
PRO FORMA STATEMENT OF ASSETS AND LIABILITIES
10/31/95
                                                                           UNAUDITED

                                                        VISTA       IEEE           PRO FORMA    PRO FORMA
                                                  BALANCED FUND   BALANCED FUND    ADJUSTMENTS   COMBINED
                                                  --------------------------------------------------------
ASSETS:
   Investment securities, at value ...............   $39,853,325   $10,567,209             0   $50,420,534
   (See "Cost of Investments" below)
   Cash ..........................................          --          21,076             0        21,076

   Receivables
      Investment securities sold .................       149,845        76,188             0       226,033
      Interest ...................................       173,417        51,947             0       225,364
      Dividends ..................................        17,240         4,136             0        21,376
      Trust shares sold ..........................        71,645        49,500             0       121,145

      Variation margin receivable ................          --             562             0           562
      Expense reimbursement from distributor .....        11,087        41,957             0        53,044



                                                     -----------   -----------   -----------   -----------
         Total Assets ............................    40,276,559    10,812,575             0    51,089,134
                                                     -----------   -----------   -----------   -----------

LIABILITIES:

   Payable for Trust shares redeemed .............        36,873          --               0        36,873


   Payable to custodian ..........................        61,386          --               0        61,386




   Options Written ...............................          --           2,596             0         2,596
   Depreciation on Options Written ...............          --           3,841             0         3,841
   Accrued liabilities:

      Administration fee .........................          --             905             0           905

      Custodian fees .............................        14,605         9,740             0        24,345
      Distribution fee ...........................         8,900         2,261             0        11,161

      Investment advisory fee ....................          --           5,429             0         5,429
      Shareholder servicing fees .................         2,557         2,261             0         4,818
      Sub-administration fee .....................          --             452             0           452







      Other ......................................        83,706        13,202             0        96,908
                                                     -----------   -----------   -----------   -----------
            Total liabilities ....................       208,027        40,687             0       248,714
                                                     -----------   -----------   -----------   -----------



NET ASSETS
   Paid in capital ...............................    36,517,465     9,742,985             0    46,260,450

   Accumulated undistributed net investment income             0         5,576             0         5,576
   Accumulated undistributed net realized
       gain (loss)on investement transactions ....       995,554      -294,959             0       700,595
   Net unrealized appreciation of investments ....     2,555,513     1,318,286             0     3,873,799
                                                     -----------   -----------   -----------   -----------
             Net assets ..........................   $40,068,532   $10,771,888             0   $50,840,420
                                                     ===========   ===========   ===========   ===========

   Net assets by class
      A ..........................................   $33,732,839   $10,771,888   $         0   $44,504,727
                                                     -----------   -----------   -----------   -----------
      B ..........................................     6,335,693             0             0     6,335,693
                                                     -----------   -----------   -----------   -----------




          Total combined net assets by class .....   $40,068,532   $10,771,888   $         0   $50,840,420
                                                     ===========   ===========   ===========   ===========

   Shares of beneficial interest outstanding
       (no par value;  unlimited number of
       shares authorized):

      A ..........................................     2,710,539       980,997   -116,859 (6)    3,574,677
                                                     ===========   ===========   ===========   ===========
      B ..........................................       512,572             0             0       512,572
                                                     ===========   ===========   ===========   ===========





Net asset value and redemption price per
 share Class A (net assets/shares outstanding) ...   $     12.45   $     10.98          0.00   $     12.45
                                                     ===========   ===========   ===========   ===========

Maximum offering price per share
 (net asset value per
 share/95.5%; 95.25% for SCE) ....................         13.04
                                                     ===========

Net asset value and redemption price per
 share Class B (net assets/shares outstanding) ...   $     12.36   $      0.00          0.00   $     12.36
                                                     ===========   ===========   ===========   ===========




Cost of Investments ..............................   $37,297,812   $ 9,254,020   $         0   $46,551,832
                                                     ===========   ===========   ===========   ===========





VISTA BALANCED FUND
PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED 10/31/95
UNAUDITED
                                                                           UNAUDITED

                                                        VISTA       IEEE           PRO FORMA    PRO FORMA
                                                  BALANCED FUND   BALANCED FUND    ADJUSTMENTS   COMBINED
                                                  --------------------------------------------------------

INVESTMENT INCOME:
  Interest .......................................   $ 1,027,055   $   233,600   $         0   $ 1,260,655
  Dividend .......................................       291,935       114,251             0       406,186
                                                     -----------   -----------   -----------   -----------
      Total Investment Income ....................     1,318,990       347,851             0     1,666,841
                                                     -----------   -----------   -----------   -----------


EXPENSES
   Distribution fees
      A ..........................................        60,657        23,980             0        84,637
      B ..........................................        35,952             0             0        35,952





   Shareholder Servicing fees
      A ..........................................        60,657        23,980             0        84,637
      B ..........................................        11,984             0             0        11,984

   Administration fees ...........................        29,053         9,592             0        38,645
   Advisory fees .................................       145,295        62,347   -14,388 (1)       193,254
   Sub-Administration fees .......................        14,527         4,796             0        19,323
   Professional fees .............................        46,462        32,678   -32,678 (3)        46,462
   Custodian fees ................................        53,483         8,980     21,221(2)        83,684

   Printing and postage ..........................         6,001        13,001             0        19,002
   Registration costs ............................        28,048        18,369             0        46,417


   Transfer agent fees ...........................       147,704        19,959   -59,663 (2)       108,000



   Trustee fees ..................................         1,582           524       429 (4)         2,535

   Other .........................................        24,044         8,007             0        32,051
                                                     -----------   -----------   -----------   -----------
               Total expenses ....................       665,449       226,213       -85,079       806,583
                                                     -----------   -----------   -----------   -----------
          Less amounts waived by the Administrator,
             Shareholder Servicing Agents, Adviser and
             Distributor .........................       249,525         4,796      4,252 (5)      258,573
          Less expenses borne by Distributor .....        71,666       101,519   -144,210 (5)       28,975
                                                     -----------   -----------   -----------   -----------

            Net expenses .........................       344,258       119,898        54,879       519,035
                                                     -----------   -----------   -----------   -----------

                Net investment income ............       974,732       227,953       -54,879     1,147,806
                                                     -----------   -----------   -----------   -----------

REALIZED AND UNREALIZED GAIN/
(LOSS) ON INVESTMENTS
   Realized gain (loss) on investment transactions     1,024,866       -88,623             0       936,243
                                                     -----------   -----------   -----------   -----------
   Net realized gain (loss) ......................     1,024,866       -88,623             0       936,243
                                                     -----------   -----------   -----------   -----------

   Change in net unrealized appreciation/depreciation on:
     Investments .................................     2,769,570     1,610,625             0     4,380,195
     Options contracts and futures ...............             0         5,097             0         5,097
                                                     -----------   -----------   -----------   -----------
   Change in net unrealized appreciation/depreciation  2,769,570     1,615,722             0     4,385,292
                                                     -----------   -----------   -----------   -----------

   Net realized and unrealized gain (loss) .......     3,794,436     1,527,099             0     5,321,535
                                                     -----------   -----------   -----------   -----------

   Net increase in net assets from operations ....   $ 4,769,168   $ 1,755,052   ($   54,879)  $ 6,469,341
                                                     ===========   ===========   ===========   ===========



Vista Balanced & IEEE Reorganization
Explanation of Note References:

(1)       Reflects   adjustment  of  additional  IEEE  assets  at  the  Balanced contractual rate.

(2) Reflects adjustment to the fees based on the newly contracted fees plus out of pocket expenses.

(3)      Reflects elimination of duplicative services/fees.

(4) Reflects the new structure of the board of the surviving fund, the elimination of duplicative expenses and the allocation of complex-wide fees based on the relative net assets of the newly combined fund.

(5)      Adjustment to reflect the expenses expected to be incurred by the Fund.

(6) Adjustment to reflect number of shares for the IEEE net assets, based upon the Vista Balanced Fund's 10/31/95 ending NAV.

Balanced & IEEE Reorganization
Notes to the Pro-forma financial statements

1.       Basis of Combination

         The Pro Forma Combining Portfolio of Investments, Statement of Assets and Liabilities and Statement of Operations ("Pro Forma Statements"), reflect the accounts of the Vista Balanced Fund and the IEEE Balanced ("IEEE") Fund at October 31, 1995 and for the year then ended.


         The Pro Forma Statements give effect to the proposed transfer of all assets and liabilities of IEEE to Vista Balanced Fund in exchange for shares of Vista Balanced Fund. The reorganization will be accounted for by Vista Balanced Fund as a pooling of interests without restatement of pre-reorganization accounts.


         The Pro Forma Statements should be read in conjunction with the historical financial statements of each Fund.

2. Shares of Beneficial Interest - The pro forma net asset value per share and shares outstanding assume the issuance of additional shares of the Vista Balanced Fund that would have occurred on October 31, 1995 in connection with the proposed reorganization. The additional shares to be issued for the Vista Balanced Fund were based on the October 31, 1995 net assets of the IEEE Fund and the net asset value per share of the Vista Balanced Fund and are as follows:

         IEEE Net Assets              Nav per share of         Additional Vista
         at October 31, 1995        Vista Balanced Fund     Balanced Fund Shares

         $10,771,888                       $12.45                   865,555

3.       Pro Forma Operating Expenses

         The Pro Forma Combining Statement of Operations assumes similar rates of gross investment income for the investments of each Fund. Accordingly, the combined gross investment income is equal to the sum of each Fund's gross investment income. Certain expenses have been adjusted to reflect the expected expenses of the combined entity more closely. Pro forma operating expenses include the actual expenses of the Vista Balanced and IEEE Funds and the combined Fund adjusted for certain items which are factually supportable. For the combined Fund certain expenses are expected to be waived by the Shareholder Servicing Agent, the Distributor, the Advisor, the Administrator and the Sub-Administrator and the expenses are adjusted to reflect expected waivers.

Shareholder Inquiries


         Shareholder  inquiries may be addressed to the IEEE Fund at the address
or   telephone   number   on   the   cover   page   of   this   Combined   Proxy
Statement/Prospectus.

                                                      *      *      *

SHAREHOLDERS WHO DO NOT EXPECT TO BE PRESENT AT THE MEETING ARE
REQUESTED TO DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT IN THE

ENCLOSED ENVELOPE.  NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED
STATES.

                                   APPENDIX A

                             PLAN OF REORGANIZATION

                                     FORM OF

                                MUTUAL FUND GROUP

                   IEEE BALANCED FUND AND VISTA BALANCED FUND

                             PLAN OF REORGANIZATION


          The Plan of Reorganization ("the Plan") set forth below has been adopted by the Board of Trustees of Mutual Fund Group (the "Trust") for the purpose of effecting the transfer of the assets of the Trust's IEEE Balanced Fund Series (the "IEEE Fund") to the Trust's Vista Balanced Fund Series (the "Balanced Fund") in exchange for Class A shares of beneficial interest of the Balanced Fund and the distribution of such shares to the stockholders of the IEEE Fund (the "Reorganization"). The Plan will become effective upon its approval by the shareholders of the IEEE Fund.


                                    THE PLAN

1.        Approval by Shareholders.

          A meeting of the shareholders of the IEEE Fund shall be called and held for the purpose of acting upon this Plan and the transactions contemplated hereby. The Trust shall furnish to the shareholders of the IEEE Fund a prospectus/proxy statement containing certain data and information relating to the Balanced Fund and this Plan in connection with the meeting for the purpose of acting upon this Plan and the transactions contemplated hereby. Approval by the shareholders of the IEEE Fund of this Plan shall, to the extent necessary to permit the consummation of the transactions contemplated hereby without violating any investment objective, policy or restriction of the IEEE Fund, be deemed to constitute approval by such shareholders of an amendment of any such investment objective, policy or restriction that would otherwise be inconsistent with or violated upon the consummation of such transactions, and this Plan shall be deemed to effect any such amendment or amendments.

2.       Reorganization.

          a. Subject to the terms and conditions set forth in this Plan, the IEEE Fund will convey, transfer and deliver to the Balanced Fund at the closing provided for in Section 3 (hereinafter called the "Closing") all of the then-existing assets of the IEEE Fund. In consideration thereof, and subject to the terms and conditions set forth in this Plan, Balanced Fund agrees at the Closing (1) to assume and pay, to the extent that they exist on or after the Effective Time of the Reorganization (as defined in Section 3 hereof), all of the

IEEE Fund's obligations and liabilities, of whatever kind or nature, whether absolute, accrued, contingent or otherwise, whether or not determinable as of the Effective Time of the Reorganization, and (2) in order to accomplish the reclassification of shares as described in Section __ hereof, deliver to the Trust for distribution to the shareholders of the IEEE Fund a number of full and fractional Class A shares (the "Shares") of beneficial interest of the Balanced Fund, no par value determined by dividing the Net Asset Value ("NAV") of the IEEE Fund at the Effective Time of the Reorganization (as determined in accordance with the Investment Company Act of 1940, as amended (the "1940 Act") and the IEEE Funds current properties) by the net asset value of one Class A share of the Balanced Fund at the Effective Time of the Reorganization (as determined in accordance with the Balance Fund's most recent Registration Statement on Form N-1A).

          b. Upon consummation of the transactions described in Section 2(a) above, the IEEE Fund will distribute pro rata to the shareholders of record of the IEEE Fund as of the Effective Time of the Reorganization the Shares received by the IEEE Fund pursuant to this Section 2. Such distribution will be accomplished by the establishment of an open account on the stock records of the Balanced Fund in the name of each such shareholder of the IEEE Fund and representing the number of Shares due such shareholder based upon their ownership of shares of the IEEE Fund. Fractional Shares will be carried to the third decimal place. Certificates representing Shares will not be issued.

          c. As soon as reasonably practicable after the Effective Time of the Reorganization, the Trust will take all necessary steps under its Declaration of Trust and Massachusetts law to effect a complete liquidation and dissolution of the IEEE Fund.

          d. The transactions contemplated herein are referred to as the "Reorganization."

3.       Closing and Effective Time of the Reorganization.

          The closing of the Reorganization (the "Closing") shall take place at such time and on such date (the "Effective Time of the Reorganization") as the Trust may determine, provided that the Closing shall occur after the close of regular trading on the New York Stock Exchange on a date that is no earlier than the date of the final adjournment of the meeting of the stockholders of the IEEE Fund at which this Plan is approved.

4.       Conditions to the Closing.

          The consummation of the Reorganization shall be subject to the satisfaction of each of the following conditions:

          a. Organization, Existence, etc. The Trust shall be duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and shall have the power to carry on its business as it is now being conducted. The Trust has all necessary Federal, state and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

          b. Shareholder Approval. This Agreement and the transactions contemplated by the Reorganization, including, when necessary, a temporary amendment of the investment restrictions that might otherwise preclude the consummation of the Reorganization, shall have been approved by the holders of the requisite number of shares of beneficial interest of the IEEE Fund entitled to vote on the matter under the Declaration of Trust.

          c. Registration as Investment Company. The Trust shall be registered under the Investment Company Act of 1940 (the "Act") as an open-end investment company of the management type and such registration shall not have been revoked or rescinded and shall be in full force and effect.

          d. Registration Statement. The Trust shall have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (the "Registration Statement") under the Securities Act of 1933 ("Securities Act") relating to the Shares issuable hereunder. At the time the Registration Statement becomes effective, the Registration Statement (i) will comply in all material respects with the provisions of the Securities Act and the rules and regulations of the Commission thereunder and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time the Registration Statement becomes effective, at the time of the Shareholders' meeting referred to in Section 1, and at the Effective Time of the Reorganization, the prospectus for the Balanced Fund and statement of additional information included therein, as amended or supplemented by any amendments or supplements filed by the Trust, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          e. Shares to be Issued Upon Reorganization. The shares of the Balanced Fund to be issued in connection with the Reorganization shall have been duly authorized and upon consummation of the Reorganization shall be validly issued, fully paid and nonassessable.

          f. Taxes. The Federal income tax returns of the Trust shall have been filed for all taxable year to and including October 31, 1994, and all taxes payable pursuant to such returns shall have been paid. Each Fund shall be qualified as a regulated investment company under the Internal Revenue Code in respect of each taxable year of the Fund since commencement of its operations.

          g. Regulatory Authority. Such authority, including "no-action" letters and orders from the Securities and Exchange Commission (the "Commission") and state securities commissions, as may be necessary to permit the parties to carry out the transactions contemplated by this Agreement shall have been received.

          h. No Enjoinder. On the Closing Date, (a) the SEC shall not have issued an unfavorable advisory report under Section 25(b) of the 1940 Act nor instituted nor threatened to institute any proceeding seeking to enjoin consummation of the Reorganization contemplated hereby under Section 25(c) of the 1940 Act and (b) no other action, suit or other proceeding shall be threatened or pending before any court or governmental agency which seeks to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

          i. Opinion of Counsel. The Trust shall have received the opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, counsel to the Trust, dated the Effective Time of the Reorganization addressed to the Trust, to the effect that: (1) the Trust is established as a Massachusetts business trust under Declaration of Trust dated May 11, 1987 and is validly existing under the laws of the Commonwealth of Massachusetts, (2) the Trust is an open-end investment company of the management type registered under the 1940 Act, and the Balanced Fund is a duly established series of the Trust, (3) this Plan and the Reorganization provided for herein have been duly authorized and approved by all requisite trust action of the Trust, (4) this Plan and the Reorganization provided for herein does not result in any violation of the Declaration of Trust or By-laws of the Trust and (5) the Shares to be issued in the Reorganization will be duly authorized and upon issuance thereof in accordance with this Plan will be validly issued, fully paid and non-assessable Shares (recognizing that, under Massachusetts law, shareholders of the Balanced Fund could, under certain circumstances, be held personally liable for obligations of the IEEE Fund). In rendering such opinion, Kramer, Levin, Naftalis, Nessen, Kamin & Frankel may rely on an opinion of Massachusetts counsel reasonably acceptable to the Trust with respect to matters of Massachusetts law.

          j. Tax Opinion. The Trust shall have received an opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, counsel to the Trust, dated the Effective Time of the Reorganization, addressed to and in form and substance satisfactory to the Trust to the effect that: (i) the transfer of all of the assets of the IEEE Fund (except for cash reserve in an amount necessary for the discharge of all known and reasonably anticipated liabilities of the IEEE Fund, if any) to the Balanced Fund in exchange for the assumption of all the liabilities of the IEEE Fund by the Balanced Fund and the delivery to the IEEE Fund of shares of the Balanced Fund, and the distribution by the IEEE Fund pro rata to its shareholders of such shares of the Balanced Fund and the termination of the IEEE Fund, as described in the Reorganization Plan, will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended; (ii) no gain or loss will be recognized by the IEEE Fund as a result of such transactions; (iii) no gain or loss will be recognized by the Balanced Fund as a result of such transactions; (iv) no gain or loss will be recognized by the shareholders of the IEEE Fund on the distribution to them by the IEEE Fund of shares of the Balanced Fund in exchange for their shares of the IEEE Fund; (v) the basis of Balanced Fund shares received by a shareholder of the IEEE Fund will be the same as the basis of the shareholder's IEEE Fund shares immediately prior to the transactions; (vi) the basis to the Balanced Fund of the assets of the IEEE Fund received pursuant to such transactions will be the same as the basis of the assets in the hands of the IEEE Fund immediately before such transactions; (vii) a shareholder's holding period for Balanced Fund shares will be determined by including the period for which the shareholder held IEEE Fund shares exchanged therefor, provided that the shareholder held IEEE Fund shares as a capital asset; and (viii) the Balanced Fund's holding period with respect to the assets received in the transactions will include the period for which such assets were held by the IEEE Fund.

5.       Amendment.

          This Plan may be amended by the Board of Trustees of the Trust at any time before or after the approval hereof by the shareholders of the IEEE Fund, but after such approval, no amendment shall be made which substantially changes the terms hereof.

6.       Termination.

          The Board of Trustees of the Trust may terminate this Plan and abandon the Reorganization contemplated hereby at any time prior to the Closing, notwithstanding approval thereof by the shareholders of the IEEE Fund if, in the judgment of such Board proceeding with the Reorganization would be inadvisable.




Adopted:  _________________, 1995

                                   APPENDIX B


                                 FORM OF INTERIM

                          INVESTMENT ADVISORY AGREEMENT

                                 FORM OF INTERIM

                          INVESTMENT ADVISORY AGREEMENT


     AGREEMENT made this day of , by and between MUTUAL FUND ________ (the "Trust") on behalf of the series of the Trust (the "Fund") and THE CHASE MANHATTAN BANK, a New York State chartered banking corporation (the "Adviser").

                              W I T N E S S E T H:

     WHEREAS, the Trust is registered as an open-end, diversified management investment company under the Investment Company Act of 1940, as amended (the "Act"); and

     WHEREAS, the Trust and the Adviser desire to enter into an agreement to provide advisory services for the Fund on the terms and conditions hereinafter set forth;

     NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is hereby agreed by and between the parties hereto as follows:

          1. Appointment. The Adviser agrees, all as more fully set forth herein, to act as investment adviser to the Fund with respect to the investment of its assets and to supervise and arrange the purchase of securities for and the sale of securities held in the portfolio of the Fund.

          2. Duties and Obligations of the Adviser With Respect to Investments of Assets of the Fund.

               (a) Subject to the succeeding provisions of this section and subject to the direction and control of the Board of Trustees of the Trust, the Adviser shall:

                    (i) supervise  continuously  the  investment  program of the
               Fund and the composition of its portfolio;

                    (ii) determine what securities shall be purchased or sold by the Fund; and

                    (iii) arrange for the purchase and the sale of securities held in the portfolio of the Fund.

               (b) Any investment program furnished by the Adviser under this section shall at all times conform to, and be in accordance with, any requirements imposed by:

                    (i)  the   provisions  of  the  Act  and  of  any  rules  or
               regulations in force thereunder;

                    (ii) any other  applicable  provisions  of state and federal law;

                    (iii) the provisions of the Declaration of Trust and By-Laws of the Trust, as amended from time to time;

                    (iv) any policies and determinations of the Board of Trustees of the Trust; and

                    (v) the  fundamental  policies of the Fund,  as reflected in its Registration Statement under the Act, as amended from time to time.

               (c) In making recommendations for the Fund, Trust Division personnel of the Adviser will not inquire or take into consideration whether the issuer of securities proposed for purchase or sale for the Fund's account are customers of the Commercial Division of the Adviser. In dealing with commercial customers, the Commercial Division will not inquire or take into consideration whether securities of those customers are held by the Fund.

               (d) The Adviser shall give the Fund the benefit of its best judgment and effort in rendering services hereunder, but the Adviser shall not be liable for any loss sustained by the Fund in connection with the matters to which this Agreement relates, including specifically but not limited to, the calculation of net asset value and the adoption of any investment policy or the purchase, sale or retention of any security, whether or not such purchase, sale or retention shall have been based upon its own investigation and research or upon investigation and research made by any other individual, firm or corporation, if such purchase, sale or retention shall have been made and such other individual, firm or corporation shall have been selected in good faith. Nothing herein contained shall, however, be construed to protect the Adviser against any liability to the Fund or its security holders by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

               (e) Nothing in this Agreement shall prevent the Adviser or any affiliated person (as defined in the Act) of the Adviser from acting as investment adviser or manager for any other person, firm or corporation (including other investment companies) and shall not in any way limit or restrict the Adviser or any such affiliated person from buying, selling or trading any securities for its or their own accounts or for the accounts of others for whom it or they may be acting; provided, however, that the Adviser expressly represents that it will undertake no activities which, in its judgment, will adversely affect the performance of its obligations to the Fund under this Agreement.

               (f) The Fund will supply the Adviser with certified copies of the following documents: (i) the Trust's Declaration of Trust and By-Laws, as amended; (ii) resolutions of the Trust's Board of Trustees and shareholders authorizing the appointment of the Adviser and approving this Agreement; (iii) the Trust's Registration Statement, as filed with the SEC; and (iv) the Fund's most recent prospectus and statement of additional information. The Fund will furnish the Adviser from time to time with copies of all amendments or supplements to the foregoing, if any, and all documents, notices and reports filed with the SEC.

               (g) The Fund will supply, or cause its custodian bank to supply, to the Adviser such financial information as is necessary or desirable for the functions of the Adviser hereunder.

          3. Broker-Dealer Relationships. The Adviser is responsible for decisions to buy and sell securities for the Fund, broker-dealer selection and negotiation of its brokerage commission rates. The Adviser's primary consideration in effecting a security transaction will be execution at the most favorable price. The Fund understands that a substantial majority of the Fund's portfolio transactions will be transacted with primary market makers acting as principal on a net basis, with no brokerage commissions being paid by the Fund. Such principal transactions may, however, result in a profit to the market makers. In certain instances the Adviser may make purchases of underwritten issues at prices which include underwriting fees. In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration; the best price available; the reliability, integrity and financial condition of the broker or dealer; the size of and difficulty in executing the order; and the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis. Accordingly, the price to the Fund in any transaction may be less favorable than that available from another broker or dealer if the difference is reasonably justified by other aspects of the portfolio execution services offered. Subject to such policies as the Board of Trustees may determine, the Adviser shall not be deemed to have acted unlawfully or to have breached any duty created by this Agreement or otherwise solely by reason of its having caused the Fund to pay a broker or dealer that provides brokerage and research services to the Adviser an amount of commission for effecting a portfolio investment transaction in excess of the amount of commission another broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Adviser's overall responsibilities with respect to the Fund. The Adviser is further authorized to allocate the orders placed by it on behalf of the Fund to such brokers and dealers who also provide research or statistical material, or other services to the Fund (which material or services may also assist the Adviser in rendering services to other clients). Such allocation shall be in such amounts and proportions as the Adviser shall determine and the Adviser will report on said allocations regularly to the Board of Trustees indicating the brokers to whom such allocations have been made and the basis therefor.

          4. Allocation of Expenses. The Adviser agrees that it will furnish the Fund, at its expense, all office space and facilities, equipment and clerical personnel necessary for carrying out its duties under this Agreement and the keeping of certain accounting records of the Fund. The Adviser agrees that it will supply to any sub-adviser or administrator (the "Administrator") of the Fund all necessary financial information in connection with the Administrator's duties under any Agreement between the Administrator and the Trust. The Adviser will also pay all compensation of all Trustees, officers and employees of the Fund who are "affiliated persons" of the Adviser as defined in the Act. All costs and expenses not expressly assumed by the Adviser under this Agreement or by the Administrator under the administration agreement between it and the Trust shall be paid by the Fund, including, but not limited to (i) fees paid to the Adviser and the Administrator; (ii) interest and taxes; (iii) brokerage commissions; (iv) insurance premiums; (v) compensation and expenses of its Trustees other than those affiliated with the Adviser or the Administrator;
     (vi) legal, accounting and audit expenses; (vii) custodian and transfer agent, or shareholder servicing agent, fees and expenses; (viii) expenses, including clerical expenses, incident to the issuance, redemption or repurchase of shares, including issuance on the payment of, or reinvestment of, dividends; (ix) fees and expenses incident to the registration under Federal or state securities laws of the Fund or its shares; (x) expenses of preparing, setting in type, printing and mailing prospectuses, statements of additional information, reports and notices and proxy material to shareholders of the Fund;

     (xi) all other expenses incidental to holding meetings of the Fund's shareholders; and (xii) such extraordinary expenses as may arise, including litigation affecting the Fund and the legal obligations which the Trust may have to indemnify its officers and Trustees with respect thereto.

          5. Compensation of the Adviser. (a) For the services to be rendered and the expenses assumed by the Adviser, the Fund shall pay to the Adviser monthly compensation at an annual rate, of % of the Fund's average daily net assets, as set forth in Schedule A. Except as hereinafter set forth, compensation under this Agreement shall be calculated and accrued daily and the amounts of the daily accruals shall be paid monthly. If the Agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for that part of the month this Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth above. Subject to the provisions of subsection (b) hereof, payment of the Adviser's compensation for the preceding month shall be made as promptly as possible after completion of the computations contemplated by subsection (b) hereof.

               (b) In the event the operating expenses of the Fund including all investment advisory, sub-advisory and administration fees, for any fiscal year ending on a date on which this Agreement is in effect exceed the expense limitations applicable to the Fund imposed by the securities laws or regulations thereunder of any state in which the Fund's shares are qualified for sale, as such limitations may be raised or lowered from time to time, the Adviser shall reduce its investment advisory fee, but not below zero, to the extent of its share of such excess expenses; provided, however, there shall be excluded from such expenses the amount of any interest, taxes, brokerage commissions and extraordinary expenses (including but not limited to legal claims and liabilities and litigation costs and any indemnification related thereto) paid or payable by the Fund. Such reduction, if any, shall be computed and accrued daily, shall be settled on a monthly basis and shall be based upon the expense limitation applicable to the Fund as at the end of the last business day of the month. Should two or more of such expense limitations be applicable as at the end of the last business day of the month, that expense limitation which results in the largest reduction in the Adviser's fee shall be applicable. For the purposes of this paragraph, the Adviser's share of any excess expenses shall be computed by multiplying such excess expenses by a fraction, the numerator of which is the amount of the investment advisory fee which would otherwise be payable to the Adviser for such fiscal year were it not for this subsection 5(b) and the denominator of which is the sum of all investment advisory and administrative fees which would otherwise be payable by the Fund were it not for the expense limitation provisions of any investment advisory or administrative agreement to which the Fund is a party.

               6. Duration, Amendment and Termination. (a) This Agreement shall go into effect as to the Fund on the date set forth above (the "Effective Date") and shall, unless terminated as hereinafter provided, continue in effect for two years from the Effective Date and shall continue from year to year thereafter, but only so long as such continuance is specifically approved at least annually by the Board of Trustees of the Trust, including the vote of a majority of the Trustees who are not parties to this Agreement or "interested persons" (as defined in the Act) of any such party cast in person at a meeting called for the purpose of voting on such approval, or by the vote of the holders of a "majority" (as so defined) of the outstanding voting securities of the Fund and by such a vote of the Trustees.

                    (b) This  Agreement may not be amended  except in accordance with the provisions of the Act, including specifically, the provisions of the Act and the rules and regulations thereunder regarding series votes by shareholders of the Fund.

                    (c) This  Agreement  may be terminated by the Adviser at any time without penalty upon giving the Fund sixty (60) days' written notice (which notice may be waived by the Fund) and may be terminated by the Fund at any time without penalty upon giving the Adviser sixty (60) days' written notice (which notice may be waived by the Adviser), provided that such termination by the Fund shall be approved by the vote of a majority of all the Trustees in office at the time or by the vote of the holders of a majority (as defined in the Act) of the voting securities of the Fund at the time outstanding and entitled to vote. This Agreement may only be terminated in accordance with the provisions of the Act, and shall automatically terminate in the event of its assignment (as defined in the Act).

               7. Board of Trustees Meeting. The Fund agrees that notice of each meeting of the Board of Trustees of the Trust will be sent to the Adviser and that the Fund will make appropriate arrangements for the attendance (as persons present by invitation) of such person or persons as the Adviser may designate.

                  8. Notices. Any notices under this Agreement shall be in writing, addressed and delivered or mailed postage paid to the other party at such address as such other party may designate for the receipt of such notice. Until further notice to the other party, it is agreed that the address of the Fund for this purpose shall be 125 West 55th Street, New York, New York 10019, and that of the Adviser shall be One Chase Manhattan Plaza, New York, New York 10081.

                  9. Questions of Interpretation. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Act, as amended, shall be resolved by reference to such term or provision of the Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission issued pursuant to said Act. In addition, where the effect of a requirement of the Act, reflected in any provision of this Agreement is revised by rule, regulation or order of the Securities and Exchange Commission, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

          IN WITNESS WHEREOF, the parties hereto have caused the foregoing instrument to be executed by their duly authorized officers and their seals to be hereunder affixed, all as of the day and year first above written.

                                     MUTUAL FUND  _______________



                                     Name:
                                     Title:

ATTEST:



                                      THE CHASE MANHATTAN BANK



                                       Name:
                                       Title:

ATTEST:

                                    APPENDIX C

                        NEW INVESTMENT ADVISORY AGREEMENT

                        NEW INVESTMENT ADVISORY AGREEMENT
                                     BETWEEN
                             MUTUAL FUND ___________
                                       AND
                            THE CHASE MANHATTAN BANK



AGREEMENT made this day of , 1996, by and between Mutual Fund ________, a Massachusetts business trust which may issue one or more series of shares (hereinafter the "Trust"), and The Chase Manhattan Bank, a New York state chartered bank (hereinafter the "Adviser").

         WHEREAS, the Trust is registered as an open-end, management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"); and

         WHEREAS, the Trust desires to retain the Adviser to furnish investment advisory services in connection with the series of the Trust listed on Schedule A (each, a "Fund" and collectively, the "Funds"), and the Adviser represents that it is willing and possesses legal authority to so furnish such services;

         NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

          1. Structure of Agreement. The Trust is entering into this Agreement on behalf of the Funds severally and not jointly. The responsibilities and benefits set forth in this Agreement shall refer to each Fund severally and not jointly. No individual Fund shall have any responsibility for any obligation with respect to any other Fund arising out of this Agreement. Without otherwise limiting the generality of the foregoing,

         (a) any breach of any term of this Agreement regarding the Trust with respect to any one Fund shall not create a right or obligation with respect to any other Fund;

         (b) under no circumstances shall the Adviser have the right to set off claims relating to a Fund by applying property of any other Fund; and

         (c) the business and contractual relationships created by this Agreement, the consideration for entering into this Agreement, and the consequences of such relationships and consideration relate solely to the Trust and the particular Fund to which such relationship and consideration applies.

          2. Delivery of Documents. The Trust has delivered to the Adviser copies of each of the following documents and will deliver to it all future amendments and supplements thereto, if any:

         (a)      The Trust's Declaration of Trust;

         (b)      The By-Laws of the Trust;

         (c) Resolutions of the Board of Trustees of the Trust authorizing the execution and delivery of this Agreement;

         (d) The Trust's Registration Statement under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), on Form N-1A as filed with the Securities and Exchange Commission (the "Commission") on July 18, 1994 and all subsequent amendments thereto relating to the Funds (the "Registration Statement");

         (e) Notification of Registration of the Trust under the 1940 Act on Form N-8A as filed with the Commission; and

         (f) Prospectuses and Statements of Additional Information of the Funds (collectively, the "Prospectuses").

         3.       Appointment.

         (a) General. The Trust hereby appoints the Adviser to act as investment adviser to the Funds for the period and on the terms set forth in this Agreement. The Adviser accepts such appointment and agrees to furnish the services herein set forth for the compensation herein provided.

         (b) Employees of Affiliates. The Adviser may, in its discretion, provide such services through its own employees or the employees of one or more affiliated companies that are qualified to act as an investment adviser to the Trust under applicable laws and are under the control of The Chase Manhattan Corporation, the parent of the Adviser; provided that (i) all persons, when providing services hereunder, are functioning as part of an organized group of persons, and (ii) such organized group of persons is managed at all times by authorized officers of the Adviser.

         (c) Sub-Advisers. It is understood and agreed that the Adviser may from time to time employ or associate with such other entities or persons as the Adviser believes appropriate to assist in the performance of this Agreement with respect to a particular Fund or Funds (each a "Sub-Adviser"), and that any such Sub-Adviser shall have all of the rights and powers of the Adviser set forth in this Agreement; provided that a Fund shall not pay any additional compensation for any Sub-Adviser and the Adviser shall be as fully responsible to the Trust for the acts and omissions of the Sub-Adviser as it is for its own acts and omissions; and provided further that the retention of any Sub-Adviser shall be approved in advance by (i) the Board of Trustees of the Trust and (ii) the shareholders of the relevant Fund if required under any applicable provisions of the 1940 Act. The Adviser will review, monitor and report to the Trust's Board of Trustees regarding the performance and investment procedures of any Sub-Adviser. In the event that the services of any Sub-Adviser are terminated, the Adviser may provide investment advisory services pursuant to this Agreement to the Fund without a Sub-Adviser and without further shareholder approval, to the extent consistent with the 1940 Act. A Sub-Adviser may be an affiliate of the Adviser.

         4.       Investment Advisory Services.

         (a) Management of the Funds. The Adviser hereby undertakes to act as investment adviser to the Funds. The Adviser shall regularly provide investment advice to the Funds and continuously supervise the investment and reinvestment of cash, securities and other property composing the assets of the Funds and, in furtherance thereof, shall:

                  (i) supervise all aspects of the operations of the Trust and each Fund;

                  (ii) obtain and evaluate pertinent economic, statistical and financial data, as well as other significant events and developments, which affect the economy generally, the Funds' investment programs, and the issuers of securities included in the Funds' portfolios and the industries in which they engage, or which may relate to securities or other investments which the Adviser may deem desirable for inclusion in a Fund's portfolio;

                  (iii) determine which issuers and securities shall be included in the portfolio of each Fund; (iv) furnish a continuous investment program for each Fund;

                  (v) in its discretion and without prior consultation with the Trust, buy, sell, lend and otherwise trade any stocks, bonds and other securities and investment instruments on behalf of each Fund; and

                  (vi) take, on behalf of each Fund, all actions the Adviser may deem necessary in order to carry into effect such investment program and the Adviser's functions as provided above, including the making of appropriate periodic reports to the Trust's Board of Trustees.

         (b) Covenants. The Adviser shall carry out its investment advisory and supervisory responsibilities in a manner consistent with the investment objectives, policies, and restrictions provided in: (i) each Fund's Prospectus and Statement of Additional Information as revised and in effect from time to time; (ii) the Company's Trust Instrument, By-Laws or other governing instruments, as amended from time to time; (iii) the 1940 Act; (iv) other applicable laws; and
                  (v) such other investment policies, procedures and/or limitations as may be adopted by the Company with respect to a Fund and provided to the Adviser in writing. The Adviser agrees to use reasonable efforts to manage each Fund so that it will qualify, and continue to qualify, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and regulations issued thereunder (the "Code"), except as may be authorized to the contrary by the Company's Board of Trustees. The management of the Funds by the Adviser shall at all times be subject to the review of the Company's Board of Trustees.

         (c) Books and Records. The Adviser shall keep each Fund's books and records required by applicable law to be maintained by the Funds with respect to advisory services. The Adviser agrees that all records which it maintains for a Fund are the property of the Fund and it will promptly surrender any of such records to the Fund upon the Fund's request. The Adviser further agrees to preserve for the periods prescribed by the 1940 Act any such records of the Fund required to be preserved by such Rule.


         (d) Reports, Evaluations and other services. The Adviser shall furnish reports, evaluations, information or analyses to the Trust with respect to the Funds and in connection with the Adviser's services hereunder as the Trust's Board of Trustees may request from time to time or as the Adviser may otherwise deem to be desirable. The Adviser shall make recommendations to the Trust's Board of Trustees with respect to Trust policies, and shall carry out such policies as are adopted by the Board of Trustees. The Adviser shall, subject to review by the Board of Trustees, furnish such other services as the Adviser shall from time to time determine to be necessary or useful to perform its obligations under this Agreement.

         (e) Purchase and Sale of Securities. The Adviser shall place all orders for the purchase and sale of portfolio securities for each Fund with brokers or dealers selected by the Adviser, which may include brokers or dealers affiliated with the Adviser to the extent permitted by the 1940 Act and the Trust's policies and procedures applicable to the Funds. The Adviser shall use its best efforts to seek to execute portfolio transactions at prices which, under the circumstances, result in total costs or proceeds being the most favorable to the Funds. In assessing the best overall terms available for any transaction, the Adviser shall consider all factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, research services provided to the Adviser, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. In no event shall the Adviser be under any duty to obtain the lowest commission or the best net price for any Fund on any particular transaction, nor shall the Adviser be under any duty to execute any order in a fashion either preferential to any Fund relative to other accounts managed by the Adviser or otherwise materially adverse to such other accounts.


         (f) Selection of Brokers or Dealers. In selecting brokers or dealers qualified to execute a particular transaction, brokers or dealers may be selected who also provide brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934) to the Adviser, the Funds and/or the other accounts over which the Adviser exercises investment discretion. The Adviser is authorized to pay a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for a Fund which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if the Adviser determines in good faith that the total commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the overall responsibilities of the Adviser with respect to accounts over which it exercises investment discretion. The Adviser shall report to the Board of Trustees of the Trust regarding overall commissions paid by the Funds and their reasonableness in relation to the benefits to the Funds.


         (g) Aggregation of Securities Transactions. In executing portfolio transactions for a Fund, the Adviser may, to the extent permitted by applicable laws and regulations, but shall not be obligated to, aggregate the securities to be sold or purchased with those of other Funds or its other clients if, in the Adviser's reasonable judgment, such aggregation (i) will result in an overall economic benefit to the Fund, taking into consideration the advantageous selling or purchase price, brokerage commission and other expenses, and trading requirements, and (ii) is not inconsistent with the policies set forth in the

                  Trust's registration statement and the Fund's Prospectus and Statement of Additional Information. In such event, the Adviser will allocate the securities so purchased or sold, and the expenses incurred in the transaction, in an equitable manner, consistent with its fiduciary obligations to the Fund and such other clients.

         5. Expenses. (a) The Adviser shall, at its expense, provide the Funds with office space, furnishings and equipment and personnel required by it to perform the services to be provided by the Adviser pursuant to this Agreement. The Adviser also hereby agrees that it will supply to any sub-adviser or administrator (the "Administrator") of a Fund all necessary financial information in connection with the Administrator's duties under any Agreement between the Administrator and the Trust.

         (b) Except as provided in subparagraph (a), the Trust shall be responsible for all of the Funds' expenses and liabilities, including, but not limited to, taxes; interest; fees (including fees paid to its trustees who are not affiliated with the Adviser or any of its affiliates); fees payable to the Securities and Exchange Commission; state securities qualification fees; association membership dues; costs of preparing and printing Prospectuses for regulatory purposes and for distribution to existing shareholders; advisory and administration fees; charges of the custodian and transfer agent; insurance premiums; auditing and legal expenses; costs of shareholders' reports and shareholders' meetings; any extraordinary expenses; and brokerage fees and commissions, if any, in connection with the purchase or sale of portfolio securities.

         6. Compensation. (a) In consideration of the services to be rendered by the Adviser under this Agreement, the Trust shall pay the Adviser monthly fees on the first Business Day (as defined in the Prospectuses) of each month based upon the average daily net assets of each Fund during the preceding month (as determined on the days and at the time set forth in the Prospectuses for determining net asset value per share) at the annual rate set forth opposite the Fund's name on Schedule A attached hereto. If the fees payable to the Adviser pursuant to this paragraph begin to accrue before the end of any month or if this Agreement terminates before the end of any month, the fees for the period from such date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs. For purposes of calculating each such monthly fee, the value of the Funds' net assets shall be computed in the manner specified in the Prospectuses and the Articles for the computation of the value of the Funds' net assets in connection with the determination of the net asset value of shares of the Funds' capital stock.

         (b) If the aggregate expenses incurred by, or allocated to, each Fund in any fiscal year shall exceed the lowest expense limitation, if applicable to such Fund, imposed by state securities laws or regulations thereunder, as such limitations may be raised or lowered from time to time, the Adviser shall reduce its investment advisory fee, but not below zero, to the extent of its share of such excess expenses; provided, however, there shall be excluded from such expenses the amount of any interest, taxes, brokerage commissions and extraordinary expenses (including but not limited to legal claims and liabilities and litigation costs and any indemnification related thereto) paid or payable by the Fund. Such reduction, if any, shall be computed and accrued daily, shall be settled on a monthly basis and shall be based upon the expense limitation applicable to the Fund as at the end of the last business day of the month. Should two or more of such expense limitations be applicable at the end of the last business day of the month, that expense limitation which results in the largest reduction in the Adviser's fee shall be applicable. For the purposes of this paragraph, the Adviser's share of any excess expenses shall be computed by multiplying such excess expenses by a fraction, the numerator of which is the amount of the investment advisory fee which would otherwise be payable to the Adviser for such fiscal year were it not for this subsection 6(b) and the denominator of which is the sum of all investment advisory and administrative fees which would otherwise be payable by the Fund were it not for the expense limitation provisions of any investment advisory or administrative agreement to which the Fund is a party.

         (c) In consideration of the Adviser's undertaking to render the services described in this Agreement, the Trust agrees that the Adviser shall not be liable under this Agreement for any error of judgment or mistake of law or for any act or omission or loss suffered by the Trust in connection with the performance of this Agreement, provided that nothing in this Agreement shall be deemed to protect or purport to protect the Investment Adviser against any liability to the Trust or its stockholders to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser's duties under this Agreement or by reason of the Adviser's reckless disregard of its obligations and duties hereunder or breach of fiduciary duty with respect to receipt of compensation.

         7. Non-Exclusive Services. Except to the extent necessary to perform the Investment Adviser's obligations under this Agreement, nothing herein shall be deemed to limit or restrict the right of the Adviser, or any affiliate of the Adviser, including any employee of the Adviser, to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other corporation, firm, individual or association.


         8. Effective Date; Modifications; Termination. This Agreement shall become effective on the date hereof (the "Effective Date"), provided that it shall have been approved by a majority of the outstanding voting securities of each Fund, in accordance with the requirements of the 1940 Act, or such later date as may be agreed by the parties following such shareholder approval.

          (a) Subject to prior termination as provided in sub-paragraph (d) of this paragraph, this Agreement shall continue in force for two years from the Effective Date and shall continue in effect from year to year thereafter, but only so long as the continuance after such date shall be specifically approved at least annually by vote of the Trustees of the Trust or by vote of a majority of the outstanding voting securities of each Fund.

         (b) This Agreement may be modified by mutual consent, such consent on the part of the Trust to be authorized by vote of a majority of the outstanding voting securities of each Fund.

         (c) In addition to the requirements of sub-paragraphs (a) and (b) of this paragraph, the terms of any continuance or modification of this Agreement must have been approved by the vote of a majority of those Trustees of the Trust who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

         (d) Either party hereto may, at any time on sixty (60) days prior written notice to the other, terminate this Agreement, without payment of any penalty, by action of its Trustees or Board of Trustees, as the case may be, or by action of its authorized officers or, with respect to a Fund, by vote of a majority of the outstanding voting securities of that Fund. This Agreement may remain in effect with respect to a Fund even if it has been terminated in accordance with this paragraph with respect to the other Funds. This Agreement shall terminate automatically in the event of its assignment as that term is defined under the 1940 Act..

         9. Board of Trustees Meetings. The Trust agrees that notice of each meeting of the Board of Trustees of the Trust will be sent to the Adviser and that the Trust will make appropriate arrangements for the attendance (as persons present by invitation) of such person or persons as the Adviser may designate.


          10. Governing Law. This Agreement shall be governed by the laws of the State of New York.


         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, and their respective seals to be hereunto affixed, all as of the date written above.



THE CHASE MANHATTAN BANK                    MUTUAL FUND __________________


By:  _________________________              By:_______________________

                                    APPENDIX D


                                    PROPOSED
                        INVESTMENT SUBADVISORY AGREEMENT
                                     between
                            THE CHASE MANHATTAN BANK
                                       and
                          CHASE ASSET MANAGEMENT, INC.

                                    PROPOSED
                        INVESTMENT SUBADVISORY AGREEMENT
                                     between
                            THE CHASE MANHATTAN BANK
                                       and
                          CHASE ASSET MANAGEMENT, INC.

AGREEMENT made as of the ______ day of _______________, 1996, by and between The Chase Manhattan Bank, a New York State chartered bank (the "Adviser"), and Chase Asset Management, Inc., a [New York] corporation (the "Sub-Adviser").

          WHEREAS, the Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"); and

          WHEREAS, the Adviser provides investment advisory services to the series of Mutual Fund ________________________, a Massachusetts business trust (the "Trust"), an open-end, management investment company registered under the Investment Trust Act of 1940, as amended (the "1940 Act") which serves as the underlying investment for certain variable annuity contracts issued by insurance company separate accounts, pursuant to an Investment Advisory Agreement dated ________, 1996 (the "Advisory Agreement"); and

          WHEREAS, the Adviser desires to retain the Sub-Adviser to furnish investment subadvisory services in connection with the series of the Trust listed on Schedule A (each, a "Portfolio" and collectively, the "Portfolios"), and the Sub-Adviser represents that it is willing and possesses legal authority to so furnish such services;

          NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

          1.   Appointment.

          (a) General. The Adviser hereby appoints the Sub-Adviser to act as investment subadviser to the Portfolios for the period and on the terms set forth in this Agreement. The Sub-Adviser accepts such appointment and agrees to furnish the services herein set forth for the compensation herein provided.

          (b) Employees of Affiliates. The Sub-Adviser may, in its discretion, provide such services through its own employees or the employees of one or more affiliated companies that are qualified to act as an investment subadviser to the Portfolios under applicable laws and are under the control of New Chase, the parent of the

               Sub-Adviser; provided that (i) all persons, when providing services hereunder, are functioning as part of an organized group of persons, and (ii) such organized group of persons is managed at all times by authorized officers of the SubAdviser.


          2. Delivery of Documents. The Adviser has delivered to the Sub-Adviser copies of each of the following documents along with all amendments thereto through the date hereof, and will promptly deliver to it all future amendments and supplements thereto, if any:

          (a)  the Trust's Declaration of Trust;

          (b)  the By-Laws of the Trust;

          (c) resolutions of the Board of Trustees of the Trust authorizing the execution and delivery of the Advisory Agreement and this Agreement;

          (d)  the  most  recent   Post-Effective   Amendment   to  the  Trust's
               Registration Statement under the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act, on Form N-1A as filed with the Securities and Exchange Commission (the "Commission");

          (e) Notification of Registration of the Trust under the 1940 Act on Form N-8A as filed with the Commission; and

          (f) the currently effective Prospectuses and Statements of Additional Information of the Portfolios.

     3.   Investment Advisory Services.

          (a) Management of the Portfolios. The Sub-Adviser hereby undertakes to act as investment subadviser to the Portfolios. The Sub-Adviser shall regularly provide investment advice to the Portfolios and continuously supervise the investment and reinvestment of cash, securities and other property composing the assets of the Portfolios and, in furtherance thereof, shall:

               (i) obtain and evaluate pertinent economic, statistical and financial data, as well as other significant events and developments, which affect the economy generally, the Portfolios' investment programs, and the issuers of securities included in the portfolio of each Portfolio and the industries in which they engage, or which may relate to securities or other investments which the Sub-Adviser may deem desirable for inclusion in a Portfolio's portfolio;

               (ii) determine which issuers and securities shall be included in the portfolio of each Portfolio;

               (iii) furnish a continuous investment program for each Portfolio;

               (iv) in its discretion, and without prior consultation, buy, sell, lend and otherwise trade any stocks, bonds and other securities and investment instruments on behalf of each Portfolio; and

               (v) take, on behalf of each Portfolio, all actions the Sub-Adviser may deem necessary in order to carry into effect such investment program and the Sub-Adviser's functions as provided above, including the making of appropriate periodic reports to the Adviser and the Trust's Board of Trustees.

          (b)  Covenants.   The  Sub-Adviser  shall  carry  out  its  investment
               subadvisory responsibilities in a manner consistent with the investment objectives, policies, and restrictions provided in:
               (i) each Portfolio's Prospectus and Statement of Additional Information as revised and in effect from time to time; (ii) the Trust's Declaration of Trust, By-Laws or other governing instruments, as amended from time to time; (iii) the 1940 Act;
               (iv) the provisions of the Internal Revenue Code of 1986, as amended, including Subchapters L and M, relating to Variable Contracts and regulated investment companies, respectively, (v) other applicable laws; and (vi) such other investment policies, procedures and/or limitations as may be adopted by the Trust with respect to a Portfolio and provided to the Adviser in writing. The management of the Portfolios by the Adviser shall at all times be subject to the review of the Trust's Board of Trustees.

          (c) Books and Records. Pursuant to applicable law, the Sub-Adviser shall keep each Portfolio's books and records required to be maintained by, or on behalf of, the Portfolios with respect to subadvisory services rendered hereunder. The Sub- Adviser agrees that all records which it maintains for a Portfolio are the property of the Portfolio and it will promptly surrender any of such records to the Portfolio upon the Portfolio's request. The Sub-Adviser further agrees to preserve for the periods prescribed by Rule 31a-2 under the 1940 Act any such records of the Portfolio required to be preserved by such Rule.

          (d) Reports, Evaluations and other services. The Sub-Adviser shall furnish reports, evaluations, information or analyses to the Adviser and the Trust with respect to the Portfolios and in connection with the Sub-Adviser's services hereunder as the Adviser and/or the Trust's Board of Trustees may request from time to time or as the Sub-Adviser may otherwise deem to be desirable. The Sub-Adviser shall make recommendations to the Adviser and the Trust's Board of Trustees with respect to the Trust's policies, and shall carry out such policies as are adopted by the Board of Trustees. The Sub-Adviser may, subject to review by the Adviser, furnish such other services as the Sub-Adviser shall from time to time determine to be necessary or useful to perform its obligations under this Agreement.

          (e) Purchase and Sale of Securities. The Sub-Adviser shall place all orders for the purchase and sale of portfolio securities for each Portfolio with brokers or dealers selected by the Sub-Adviser, which may include brokers or dealers affiliated with the Adviser or the Sub-Adviser to the extent permitted by the 1940 Act and the Trust's policies and procedures applicable to the Portfolios. The Sub-Adviser shall use its best efforts to seek to execute portfolio transactions at prices which, under the circumstances, result in total costs or proceeds being the most favorable to the Portfolios. In assessing the best overall terms available for any transaction, the Sub-Adviser shall consider all factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, research services provided to the Sub- Adviser, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. In no event shall the Sub-Adviser be under any duty to obtain the lowest commission or the best net price for any Portfolio on any particular transaction, nor shall the Sub-Adviser be under any duty to execute any order in a fashion either preferential to any Portfolio relative to other accounts managed by the Sub-Adviser or otherwise materially adverse to such other accounts.

          (f) Selection of Brokers or Dealers. In selecting brokers or dealers qualified to execute a particular transaction, brokers or dealers may be selected who also provide brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934) to the Sub-Adviser, the Portfolios, and/or the other accounts over which the Sub-Adviser exercises investment discretion. The Sub-Adviser is authorized to pay a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for a Portfolio which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if the Sub- Adviser determines in good faith that the total commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the overall responsibilities of the Sub-Adviser with respect to accounts over which it exercises investment discretion. The Sub-Adviser shall report to the Board of Trustees of the Trust regarding overall commissions paid by the Portfolios and their reasonableness in relation to their benefits to the Portfolios.

          (g) Aggregation of Securities Transactions. In executing portfolio transactions for a Portfolio, the Sub-Adviser may, to the extent permitted by applicable laws and regulations, but shall not be obligated to, aggregate the securities to be sold or purchased with those of other Portfolios or its other clients if, in the Sub-Adviser's reasonable judgment, such aggregation (i) will result in an overall economic benefit to the Portfolio, taking into consideration the advantageous selling or purchase price, brokerage commission and other expenses, and trading requirements, and (ii) is not inconsistent with the policies set forth in the Trust's registration statement and the Portfolio's Prospectus and
               Statement of Additional Information. In such event, the Sub-Adviser will allocate the securities so purchased or sold, and the expenses incurred in the transaction, in an equitable manner, consistent with its fiduciary obligations to the Portfolio and such other clients.

          4.   Representations and Warranties.

          (a) The Sub-Adviser hereby represents and warrants to the Adviser as follows:

               (i) The Sub-Adviser is a corporation duly organized and in good standing under the laws of the State of [New York] and is fully authorized to enter into this Agreement and carry out its duties and obligations hereunder.

               (ii) The Sub-Adviser is registered as an investment adviser with the Commission under the Advisers Act, and is registered or licensed as an investment adviser under the laws of all applicable jurisdictions. The SubAdviser shall maintain such registrations or licenses in effect at all times during the term of this Agreement.

               (iii) The  Sub-Adviser  at  all  times  shall  provide  its  best judgment and effort to the Adviser in carrying out the Sub-Adviser's obligations hereunder.

          (b) The Adviser hereby represents and warrants to the Sub-Adviser as follows:

               (i) The Adviser is a state chartered bank duly organized and in good standing under the laws of the State of New York and is fully authorized to enter into this Agreement and carry out its duties and obligations hereunder.

               (ii) The Trust has been duly organized as a business trust under the laws of the State of Massachusetts.

               (iii) The Trust is registered  as an investment  company with the
                     Commission under the 1940 Act, and shares of the each Portfolio are registered for offer and sale to the public under the 1933 Act and all applicable state securities laws where currently sold. Such registrations will be kept in effect during the term of this Agreement.

          5. Compensation. (a) As compensation for the services which the Sub-Adviser is to provide or cause to be provided pursuant to Paragraph 3, with respect to each Portfolio, the Adviser shall pay to the Sub-Adviser (or cause to be paid by the Trust directly to the SubAdviser) a fee, which shall be accrued daily and paid in arrears on the first business day of each month, at an annual rate to be determined between the parties hereto from time to time, as a percentage of the average daily net assets of the Portfolio during the preceding month (computed in the manner set forth in the Portfolio's most recent Prospectus and Statement of Additional Information). Average daily net assets shall be based upon determinations of net assets made as of the close of business on each business day throughout such month. The fee for any partial month shall be calculated on a proportionate basis, based upon average daily net assets for such partial month. As a percentage of average daily net assets.

          (b) The Sub-Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the sub-advisory fee from time to time. Any such voluntary waiver will be irrevocable and determined in advance of rendering sub-investment advisory services by the Sub-Adviser, and shall be in writing and signed by the parties hereto.

          (c) If the aggregate expenses incurred by, or allocated to, each Portfolio in any fiscal year shall exceed the lowest expense limitation, if applicable to such Portfolio, imposed by state securities laws or regulations thereunder, as such limitations may be raised or lowered from time to time, the Sub-Adviser shall reduce its investment advisory fee, but not below zero, to the extent of its share of such excess expenses; provided, however, there shall be excluded from such expenses the amount of any interest, taxes, brokerage commissions and extraordinary expenses (including but not limited to legal claims and liabilities and litigation costs and any indemnification related thereto) paid or payable by the Portfolio. Such reduction, if any, shall be computed and accrued daily, shall be settled on a monthly basis and shall be based upon the expense limitation applicable to the Portfolio as at the end of the last business day of the month. Should two or more of such expense limitations be applicable at the end of the last business day of the month, that expense limitation which results in the largest reduction in the Sub-Adviser's fee shall be applicable. For the purposes of this paragraph, the Sub-Adviser's share of any excess expenses shall be computed by multiplying such excess expenses by a fraction, the numerator of which is the amount of the investment advisory fee which would otherwise be payable to the Sub-Adviser for such fiscal year were it not for this subsection 5(b) and the denominator of which is the sum of all investment advisory and administrative fees which would otherwise be payable by the Portfolio were it not for the expense limitation provisions of any investment advisory or administrative agreement to which the Portfolio is a party.


          6. Interested Persons. It is understood that, to the extent consistent with applicable laws, the Trustees, officers and shareholders of the Trust or the Adviser are or may be or become interested in the Sub-Adviser as directors, officers or otherwise and that directors, officers and shareholders of the Sub-Adviser are or may be or become similarly interested in the Trust or the Adviser.

          7. Expenses. The Sub-Adviser will pay all expenses incurred by it in connection with its activities under this Agreement other than the cost of securities (including brokerage commissions) purchased for or sold by the Portfolios.

          8. Non-Exclusive Services; Limitation of Sub-Adviser's Liability. The services of the Sub-Adviser hereunder are not to be deemed exclusive, and the Sub-Adviser may render similar services to others and engage in other activities. The Sub-Adviser and its affiliates may enter into other agreements with the Portfolios, the Trust or the Adviser for providing additional services to the Portfolios, the Trust or the Adviser which are not covered by this Agreement, and to receive additional compensation for such services. In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties hereunder on the part of the Sub-Adviser, or a breach of fiduciary duty with respect to receipt of compensation, neither the Sub-Adviser nor any of its directors, officers, shareholders, agents, or employees shall be liable or responsible to the Adviser, the Trust, the Portfolios or to any shareholder of the Portfolios for any error of judgment or mistake of law or for any act or omission in the course of, or connected with, rendering services hereunder or for any loss suffered by the Adviser, the Trust, a Portfolio, or any shareholder of a Portfolio in connection with the performance of this Agreement.

          9. Effective Date; Modifications; Termination. This Agreement shall become effective on the date hereof (the "Effective Date") provided that it shall have been approved by a majority of the outstanding voting securities of each Portfolio, in accordance with the requirements of the 1940 Act, or such later date as may be agreed by the parties following such shareholder approval.

          (a) This Agreement shall continue in force for two years from the Effective Date. Thereafter, this Agreement shall continue in effect as to each Portfolio for successive annual periods, provided such continuance is specifically approved at least annually (i) by a vote of the majority of the Trustees of the Trust who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (ii) by a vote of the Board of Trustees of the Trust or a majority of the outstanding voting securities of the Portfolio.

          (b) The modification of any of the non-material terms of this Agreement may be approved by a vote of a majority of those Trustees of the Trust who are not interested persons of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval.

          (c) Notwithstanding the foregoing provisions of this Paragraph 9, either party hereto may terminate this Agreement as to any Portfolio(s) at any time on sixty (60)
               days' prior written notice to the other, without payment of any penalty. A termination of the Sub-Adviser may be effected as to any particular Portfolio by the Adviser, by a vote of the Trust's Board of Trustees, or by vote of a majority of the outstanding voting securities of the Portfolio. This Agreement shall terminate automatically in the event of its assignment.

          10.  Limitation  of  Liability  of  Trustees  and  Shareholders.   The
Sub-Adviser acknowledges the following limitation of liability:

          The terms "Mutual Fund Variable Annuity Trust" and "Trustees of Mutual Fund Variable Annuity Trust" refer, respectively, to the trust created and the Trustees, as trustees but not individually or personally, acting from time to time under the Declaration of Trust, to which reference is hereby made and a copy of which is on file at the office of the Secretary of State of the State of Massachusetts, such reference being inclusive of any and all amendments thereto so filed or hereafter filed. The obligations of "Mutual Fund Variable Annuity Trust" entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the assets of the Trust, and all persons dealing with the Trust or a Portfolio must look solely to the assets of the Trust or Portfolio for the enforcement of any claims against the Trust or Portfolio.

          11. Certain Definitions. The terms "vote of a majority of the outstanding voting securities," "assignment," "control," and "interested persons," when used herein, shall have the respective meanings specified in the 1940 Act. References in this Agreement to the 1940 Act and the Advisers Act shall be construed as references to such laws as now in effect or as hereafter amended, and shall be understood as inclusive of any applicable rules, interpretations and/or orders adopted or issued thereunder by the Commission.

          12. Independent Contractor. The Sub-Adviser shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided herein or authorized by the Board of Trustees of the Trust from time to time, have no authority to act for or represent a Portfolio in any way or otherwise be deemed an agent of a Portfolio.

          13. Structure of Agreement. The Adviser and Sub-Adviser are entering into this Agreement with regard to the respective Portfolios severally and not jointly. The responsibilities and benefits set forth in this Agreement shall be deemed to be effective as between the Adviser and Sub-Adviser in connection with each Portfolio severally and not jointly. This Agreement is intended to govern only the relationships between the Adviser, on the one hand, and the SubAdviser, on the other hand, and is not intended to and shall not govern (i) the relationship between the Adviser or Sub-Adviser and any Portfolio, or (ii) the relationships among the respective Portfolios.

          14. Governing Law. This Agreement shall be governed by the laws of the State of New York, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act or the Advisers Act.

          15. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

          16. Notices. Notices of any kind to be given to the Adviser hereunder by the SubAdviser shall be in writing and shall be duly given if mailed or delivered to the Adviser at ________________________________________________ or
at such other address or to such individual as shall be so specified by the Adviser to the SubAdviser. Notices of any kind to be given to the Sub-Adviser hereunder by the Adviser shall be in writing and shall be duly given if mailed or delivered to the Sub-Adviser at ___________________________________________
or at such other address or to such individual as shall be so specified by the Sub-Adviser to the Adviser. Notices shall be effective upon delivery.


          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date written above.


CHASE ASSET MANAGEMENT, INC.               THE CHASE MANHATTAN BANK




By:____________________________             By:________________________________
    Name:                                                Name:
    Title:                                               Title:

                                   APPENDIX E


                   PROPOSED ATLANTA CAPITAL MANAGEMENT COMPANY

                             SUB-ADVISORY AGREEMENT

                   PROPOSED ATLANTA CAPITAL MANAGEMENT COMPANY

                             SUB-ADVISORY AGREEMENT



          THIS AGREEMENT is made this ______ day of ____________, 1996, by and between THE CHASE MANHATTAN BANK, N.A., a national banking association ("Chase" or the "Adviser"), and ATLANTA CAPITAL MANAGEMENT COMPANY (the "Sub-Adviser") with respect to the following recital of fact:


                                  R E C I T A L


          WHEREAS, Mutual Fund Group (the "Trust") is registered as an open-end non-diversified management investment company under the Investment Company Act of 1940, as amended (the "1940 Act") and the rules and regulations promulgated thereunder;

          WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement (the "Advisory Agreement") to provide for management services for the IEEE Balanced Fund, a series of the Trust (the "Fund"), on the terms and conditions set forth in the Advisory Agreement dated _________, 1996;

          WHEREAS, the Sub-Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and provides investment advisory services;

          WHEREAS, the Sub-Adviser proposes to render investment advisory services to the Fund in connection with the Adviser's responsibilities to the Fund on the terms and conditions hereinafter set forth; and

          WHEREAS, the Sub-Adviser may enter into arrangements with one or more investment advisers other than Chase (the "Other Advisers") for the provision of additional advisory services to the Fund.

          NOW THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

          1. Investment Management. The Sub-Adviser shall act as the portfolio adviser for the Fund and shall, in such capacity, and in conjunction with any Other Adviser, supervise the investment and reinvestment of the cash, securities or other properties comprising the Fund's portfolio, subject at all times to the direction of the Adviser and the policies and control of the Trust's Board of Trustees. The Sub-Adviser shall give the Fund the benefit of its best judgment, efforts and facilities in rendering its services as portfolio adviser.

          2. Investment Analysis and Implementation. In carrying out its obligation under Section 1 hereof, the Sub-Adviser shall ensure that it and any Other Adviser:

          (a)  at  all  times  adhere  to  the  Fund's  investment   objectives,
restrictions and limitations as contained in its than current Prospectus and Statement of Additional Information;

          (b) use the same skill and care in providing such services as are used in providing investment services to other fiduciary accounts;

          (c) obtain and evaluate pertinent information about significant developments and economic, statistical and financial data, domestic, foreign or otherwise, whether affecting the economy generally or the Fund's portfolio and whether concerning the individual issuers whose securities are included in the Fund's portfolio or the activities in which the issuers engage, or with respect to securities which the Sub-Adviser considers desirable for inclusion in the Fund's portfolio;

          (d) determine which issuers and securities shall be represented in the Fund's portfolio and report thereon to the Adviser at such intervals as the Adviser may instruct;

          (e) formulate and implement continuing programs for the purchases and sales of the securities of such issuers and report thereon to the Adviser at such intervals as the Adviser may instruct; and

          (f) take, on behalf of the Fund, all actions which appear to the Fund and the Adviser necessary to carry into effect such purchase and sales programs and supervisory functions as aforesaid, including the placing of orders for the purchase and sale of securities for the Fund and the reporting to the Adviser of such purchases and sales as promptly as practicable.

          The Sub-Adviser shall be authorized to give instructions to the custodian of the Fund as to deliveries of securities, transfers of currencies and payments of cash for the account of the Fund, in relation to the matters contemplated by this Agreement. The Sub-Adviser shall also be authorized to establish policies and procedures pursuant to which an Other Adviser, subject to the overall oversight of the Sub-Adviser, may give instructions to the custodian of the Fund as to deliveries of securities, transfers of currencies and payments of cash for the account of the Fund in relation to the matters contemplated by this Agreement.

          3. Broker-Dealer Relationships. The Sub-Adviser is responsible for decisions to buy and sell securities for the Fund's portfolio, broker-dealer selection, and negotiation of brokerage commission rates. The primary consideration in affecting a security transaction will be execution at the most favorable price. In selecting a broker-dealer to execute each particular transaction, the Sub-Adviser will take the following into consideration: the best net price available, the reliability, integrity and financial condition of the broker-dealer; the size of and difficulty in executing the order; research services provided by such broker-dealer;

and the value of the expected contribution of the broker-dealer to the investment performance of the Fund on a continuing basis. Accordingly, the price to the Fund in any transaction may be less favorable than that available from another broker-dealer if the difference is reasonably justified by other aspects of the portfolio execution services offered. Subject to such policies as the Trustees may determine, the Sub-Adviser shall not be deemed to have acted unlawfully or to have breached any duty created by this Agreement or otherwise solely by reason of its having caused the Fund to pay a broker-dealer for effecting a portfolio investment transaction in excess of the amount of commission another broker or dealer would have charged for effecting that transaction, if the Sub-Adviser determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Sub-Adviser's overall responsibilities with respect to the Fund and to its other clients as to which it exercises investment discretion. Subject to the foregoing, the Sub-Adviser is authorized to allocate the orders placed by it on behalf of the Fund to brokers and dealers who also provide research or statistical material, or other services to the Fund or the Sub-Adviser. Such allocation shall be in such amounts and proportions as the SubAdviser shall determine and the Sub-Adviser will report on said allocations quarterly to the Adviser indicating the brokers to whom such allocations have been made.

          4. Control by Trustees. Any investment program undertaken by the Sub-Adviser or any Other Adviser pursuant to this Agreement, as well as any other activities undertaken by the Sub-Adviser or any Other Adviser on behalf of the Fund pursuant thereto, shall at all times be subject to any directives of the Board of Trustees of the Trust. The Adviser shall provide the Sub-Adviser with written notice of all such directives, so long as this Agreement remains in effect.

          5. Compliance with Applicable Requirements. In carrying out its obligations under this Agreement, the Sub-Adviser shall ensure that it and any Other Adviser at all times conform to:

          (a) all applicable provisions of the 1940 Act;

          (b) all applicable provisions of the Advisers Act;

          (c) the provisions of the Registration Statement of the Trust, as amended from time to time, under the Securities Act of 1933 and the 1940 Act; and

          (d) any other applicable provisions of state and federal law.

          6. Expenses. The Sub-Adviser shall furnish at its own expense all necessary services, facilities and personnel in connection with its responsibilities under Sections 1 and 2 above. The Sub-Adviser shall also maintain, at its expense and without cost to the Adviser or the Fund, a trading function in order to carry out its obligations under subparagraph (f) of Section 2 hereof to place orders for the purchase and sale of portfolio securities for the Fund.

          7. Delegation of Responsibilities. Upon request of the Adviser and with the approval of the Trust's Board of Trustees, the Sub-Adviser may perform services on behalf of the Fund which are not required by this Agreement. Such services will be performed on behalf of the Fund and the Sub-Adviser's costs in rendering such services may be billed monthly to the Adviser, subject to examination by the Adviser's independent accountants. Payment or assumption by the Sub-Adviser of any Fund expense that the Sub-Adviser is not required to pay or assume under this Agreement shall not relieve the Adviser or the Sub-

Adviser of any of their obligations to the Fund or obligate the Sub-Adviser to pay or assume any similar Fund expense on any subsequent occasions.

          8. Compensation. For the services to be rendered and the facilities furnished hereunder, the Adviser shall pay the Sub-Adviser monthly compensation at the annual rate of .65% of the Fund's average daily net assets (reduced by the same amount by which the Adviser's advisory fee with the Fund has been waived). Compensation under this Agreement shall be calculated and accrued daily and the amounts of the daily accruals shall be paid on a monthly basis. If this Agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for that part of the month this Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth above. Payment of the Sub-Adviser's compensation for the preceding month shall be made as promptly as possible after the end of each month.

          9. Covenants of the Sub-Adviser. The Sub-Adviser agrees that it will not deal with itself, or with the trustees of the Fund or the Fund's principal underwriter or distributor, as principal in making purchases or sales of securities or other property for the account of the Fund, except as permitted by the 1940 Act, will not take a long or short position in shares of the Fund except as permitted by the Trust's Declaration of Trust and will comply with all other provisions of the Trust's Declaration of Trust and By-Laws and the then-current Prospectus and Statement of Additional Information applicable to the Fund relative to the Sub-Adviser and its directors and officers. 10. Expense Limitation. If, for any fiscal year, the total of all ordinary business expenses of the Fund, including all investment advisory fees but excluding brokerage commissions, distribution fees, taxes, interest, and extraordinary expenses and certain other excludable expenses, would exceed the most restrictive expense limits imposed by any statute or regulatory authority of any jurisdiction in which shares of the Fund are offered for sale, the management fee which the Adviser would otherwise receive from the Fund shall be reduced in order to reduce such excess expenses; however, the Adviser will not be required to reimburse the Fund for any ordinary business expenses which exceed the amount of its management fee for such fiscal year. In the event the Adviser's management fee is reduced as a result of such expense limitations, the fee which the Sub-Adviser is entitled to receive from the Adviser pursuant to Section 8 of this Agreement shall also be reduced by the same amount. For the purposes of this paragraph, the term "fiscal year" shall exclude the portion of the current fiscal year which shall have elapsed prior to the date hereof and shall include the portion of the then-current fiscal year which shall have elapsed at the date of the termination of this Agreement.

          11. Non-Exclusivity. The services of the Sub-Adviser to the Adviser are not deemed to be exclusive, and the Sub-Adviser shall be free to render investment advisory or other services to others (including investment companies or investment trusts) and to engage in other activities so long as it services under this Agreement are not impaired thereby.

          12. Term. This Agreement shall become effective at the close of business on the date hereof and shall remain in force and effect, subject to
Section 13 hereof and approval at the first or special meeting of the Fund's shareholders in accordance with subsection (a)(ii) of Section 13 hereof, for two years from the date hereof.

          13. Renewal. Following the expiration of its initial two-year term, the Agreement shall continue in force and effect from year to year, provided that such continuance is specifically approved at least annually:

          (a) (i) by the Trust's Trustees or (ii) by the vote of a majority of the Fund's outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act), and

          (b) by the affirmative vote of a majority of the Trustees who are not parties to this Agreement or interested persons of a party to this Agreement (other than as a Trustee of the Trust), by votes cast in person at a meeting specifically called for such purpose.

          14. Termination. This Agreement may be terminated at any time, without the payment of any penalty, by vote of the Trust's Trustees or by vote of a majority of the Fund's outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act), or by the Adviser or the Sub-Adviser, on sixty (60) days' written notice to the other party. This Agreement shall automatically terminate: (a) in the event of its assignment, the term "assignment" having the meaning defined in Section 2(a)(4) of the 1940 Act, or (b) in the event that the Advisory Agreement shall terminate.

          15. Liability of Sub-Adviser. In the performance of its duties hereunder, the SubAdviser shall be obligated to exercise care and diligence and to act in good faith and use its best judgment efforts to ensure the accuracy of all services provided to the Fund by the SubAdviser or the Other Adviser. Except for violations of applicable laws by either the SubAdviser or any Other Adviser, the Sub-Adviser shall not be liable to the Fund or the Adviser for errors of judgment, mistakes, acts or omissions in providing services to the Fund, except for willful misfeasance, bad faith, gross negligence or reckless disregard of its duties.

          16. Liability of Trustees and Shareholders. A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Fund.

          17. Notices. Any notices under this Agreement shall be in writing, addressed and delivered or mailed postage paid to the other party at such address as such other party may designate for the receipt of such notice. Until further notice to the other party, it is agreed that the address of the Adviser for this purpose shall be The Chase Manhattan Bank, N.A., Two Chase Manhattan Plaza, 18th Floor, New York, New York 10081, Attn: Paul Klug, and the address of the Sub-Adviser for this purpose shall be Atlanta Capital Management Company, 2 Midtown Plaza, 1360 Peachtree Street, Atlanta, Georgia 30309, Attn: Frederick L. Muller.

          18. Questions of Interpretation. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the 1940 Act shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of a controlling decision of any such court, by rules, regulations or order of the Securities and Exchange Commission issued pursuant to the 1940 Act. In addition, where the effect of a requirement of the 1940 Act reflected in the provision of this Agreement is revised by rule, regulation or order of the Securities and Exchange Commission, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first above written.

                                          THE CHASE MANHATTAN BANK, N.A.

Attest:

                                          By:__________________________________
                                               Name:
                                               Title

__________________________________
Title:

                                           ATLANTA CAPITAL MANAGEMENT COMPANY


Attest:

                                           By:_________________________________
                                                 Name:
                                                 Title

___________________________________
Title:

                                    APPENDIX F

                           PROPOSED CLASS A RULE 12B-1
                                DISTRIBUTION PLAN

                               MUTUAL FUND _______

                                     SHARES


                                    PROPOSED
                    PLAN FOR PAYMENT OF CERTAIN EXPENSES FOR
                DISTRIBUTION OR SHAREHOLDER SERVICING ASSISTANCE


          Distribution Plan (the "Plan") of MUTUAL FUND _____, a Massachusetts business trust (the "Trust"), an open-end, non-diversified management investment company registered under the Investment Company Act of 1940, as amended (the "Act"), on behalf of the class of shares designated as the ______ Shares and the _____ Shares of any series of the Trust which may be created in the future, adopted pursuant to Section 12(b) of the Act and Rule 12b-1 promulgated thereunder ("Rule 12b-1").

          1. Principal Underwriter. Vista Broker-Dealer Services, Inc., a Delaware corporation ("the Distributor"), acts as the principal underwriter of the shares of each series of the Trust pursuant to a Distribution and Sub-Administration Agreement.

         2. Distribution  Payments. (a) The Trust may make payments periodically
(i) to the Distributor or to any broker-dealer (a "Broker") who is registered under the Securities Exchange Act of 1934 and a member in good standing of the National Association of Securities Dealers, Inc. and who has entered into a selected dealer agreement with the Distributor in a form similar to the one annexed hereto as Exhibit A or (ii) to other persons or organizations ("Servicing Agents") who have entered into shareholder processing and service agreements with the Trust or with the Distributor, in a form similar to the one annexed hereto as Exhibit B, with respect to Trust shares owned by shareholders for which such broker is the dealer or holder of record or such Servicing Agent has a servicing relationship.

         (b) Payments may be made pursuant to the Plan for any advertising and promotional expenses relating to selling efforts of the shares of each series of the Trust, including but not limited to the incremental costs of printing (excluding typesetting) of prospectuses, statements of additional information, annual reports and other periodic reports for distribution to persons who are not shareholders of the Trust; the costs of preparing and distributing any other supplemental sales literature; expenses of certain personnel engaged in the distribution of shares; costs of travel, office expenses (including rent and overhead), equipment, printing, delivery and mailing costs incurred in the distribution of shares.

         (c) The aggregate amount of payments by the Trust in a fiscal year, to brokers, servicing agents, or the Distributor pursuant to paragraphs (a) and (b) shall not exceed .25% of the average daily net assets of each series of the Trust.

         (d) The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Board of Trustees of the Trust.

         3. Reports. Quarterly, in each year that this Plan remains in effect, the Trust and the Distributor shall prepare and furnish to the Board of Trustees of the Trust a written report, complying with the requirements of Rule 12b-1, setting forth the amounts expended by the Trust under the Plan and purposes for which such expenditures were made.

         4. Approval of Plan. This Plan shall become effective upon approval of the Plan, the form of Selected Dealer Agreement and the form of Shareholder Service Agreement, by the majority votes of both (a) the Trust's Board of Trustees and the Qualified Trustees (as defined in Section 6), cast in person at a meeting called for the purpose of voting on the Plan and (b) the outstanding voting securities of each series of the Trust, as defined in Section 2(a)(42) of the Act.

         5. Term. This Plan shall remain in effect for one year from its adoption date and may be continued thereafter if this Plan and all related agreements are approved at least annually by a majority vote of the Trustees of the Trust, including a majority of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on such Plan and agreements. This Plan may not be amended in order to increase materially the amount to be spent for distribution assistance without shareholder approval in accordance with Section 4 hereof. All material amendments to this Plan must be approved by a vote of the Board of Trustees of the Trust, and of the Qualified Trustees (as hereinafter defined), cast in person at a meeting called for the purpose of voting thereon.

         6. Termination. This Plan may be terminated as to any series at any time by a majority vote of the Trustees who are not interested persons (as defined in Section 2(a)(19) of the Act) of the Trust and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the "Qualified Trustees") or by vote of a majority of the outstanding voting securities of the Trust, as defined in Section 2(a)(42) of the Act.

          7. Nomination of "Disinterested" Trustees. While this Plan shall be in effect, the selection and nomination of the "disinterested" trustees of the Trust shall be committed to the discretion of the Qualified Trustees then in office.

          8. Miscellaneous. (a) Any termination or noncontinuance of (i) a selected dealer agreement between the Distributor and a particular broker or
(ii) a shareholder service agreement between the Distributor or the Trust and a particular person or organization, shall have no effect on any similar agreements between brokers or other persons and the Distributor of the Trust pursuant to this Plan.

         (b) Neither the Distributor nor the Trust shall be under any obligation because of this Plan to execute any selected dealer agreement with any broker or any shareholder service agreement with any person or organization.

         (c) All agreements with any person or organization relating to the implementation of this Plan shall be in writing and any agreement related to this Plan shall be subject to termination, without penalty, pursuant to the provisions of Section 6 hereof.




Dated:   __________, 1996

                                                                       EXHIBIT A

Vista Broker-Dealer Services, Inc.
125 West 55th Street
New York, New York  10019

                                        Re:  Selected Dealer Agreement for
                                             Mutual Fund ________

Gentlemen:

         We understand that Mutual Fund ______(the "Trust") has adopted plans (the "Plans") pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended (the "Act") for making payments to selected brokers for Trust distribution assistance.

         We desire to enter into an Agreement with you for the sale and distribution of the shares of the Premier Funds of the Trust (the "shares") for which you are Distributor and whose shares are offered to the public at net asset value. Upon acceptance of this Agreement by you, we understand that we may offer and sell the shares, subject, however, to all of the terms and conditions hereof and to your right to suspend or terminate the sale of such securities.

         1. We understand that the shares covered by this Agreement will be offered and sold at net asset value without a sales charge. We further understand that all purchase requests and applications submitted by us are subject to acceptance or rejection in the Trust's discretion.

          2. We certify that we are members of the National Association of Securities Dealers, Inc. ("NASD") and agree to maintain membership in said Association, or in the alternative, that we are foreign brokers not eligible for membership in said Association. In either case, we agree to abide by all the rules and regulations of the NASD which are binding upon underwriters and brokers in the distribution of the shares of open-end investment companies, including without limitation, Section 26 of Article III of the Rules of Fair Practice, all of which are incorporated herein" as if set forth in full. We further agree to comply with all applicable state and Federal laws and the rules and regulations of authorized regulatory agencies. We agree that we will not sell or offer for sale, the shares in any state or jurisdiction where they are not exempt from or have not been qualified for sale.

         3. We will offer and sell the Shares covered by this Agreement only in accordance with the terms and conditions of its then current Prospectus, and we will make no representations not included in said Prospectus or in any authorized supplemental material supplied by you. We will use our best efforts in the development and promotion of sales of the shares covered by this Agreement and agree to be responsible for the proper instruction and training of all sales personnel employed by us, in order that the shares will be offered in accordance with the terms and conditions of this Agreement and all applicable laws, rules and regulations. We agree to hold you harmless and indemnify you in the event that we, or any of our sales representatives, should violate any law, rule or regulation, or any provisions of this Agreement, which may result in liability to you; and in the event you determine to refund any amount paid by any investor by reason of any such violation on our part, we shall return to you any distribution assistance payments previously paid or allowed by you to us with respect to the transaction for which the refund is made. All expenses which we incur in connection with our activities under this Agreement shall be borne by us.

         4. For  purposes of this  Agreement  "Qualified  Accounts"  shall mean:
accounts of customers of ours who have purchased shares and who use our facilities to communicate with the Trust or to effect redemptions or additional purchases of shares and with respect to which we provide shareholder and administration services, which services may include, without limitation: answering inquiries regarding the Trust; assistance to customers in changing dividend options, account designations and addresses; performance of sub-accounting; establishment and maintenance of shareholder accounts and records; processing purchase and redemption transactions; automatic investment in Trust shares of customer account cash balances; providing periodic statements showing a customer's account balance and the integration of such statements with those of other transactions and balances in the customer's other accounts serviced by us; arranging for bank wires; and such other shareholder services as you reasonably may request, to the extent we are permitted by applicable statute, rule or regulation.

         5. In consideration of the services and facilities described herein, we shall be entitled to receive from you such fees as are set forth in the Plans for Payment of Certain Expenses for Distribution or Shareholder Servicing Assistance. We understand that the payment of such fees has been authorized pursuant to Plans approved by the Board of Trustees and shareholders of certain of the Funds comprising the Trust and shall be paid only so long as this Agreement is in effect.

         6. The frequency of payment, the terms of any right to sell in a territory, and any other supplemental terms, conditions or qualifications for us to receive such payments are subject to change by you from time to time, upon 30 days' written notice. Any orders placed after the effective date of such change shall be subject to the fee rates in effect at the time of receipt of the payment by the Trust or you. Such 30-day period may be waived at your sole option in the event such change increases the distribution assistance payments due us.

         7. Payment for shares shall be made to the Trust and shall be received by the Trust promptly after the acceptance of our order. If such payment is not received by the Trust, we understand that the Trust reserves the right without notice, forthwith to cancel the sale, or, at the Trust's option, to sell the shares ordered by us back to the Trust in which latter case we may be held responsible for any loss, including loss of profit, suffered by the Trust resulting from our failure to make payments aforesaid.

         8. Your obligations to us under this Agreement are subject to all the provisions of any underwriting agreements you have or may enter into with the Trust provided copies thereof have been provided to us. We understand and agree that in performing our services covered by this Agreement we are acting as principal, and you are in no way responsible for the manner of our performance or for any of our acts or omissions in connection therewith. Nothing in this Agreement or in the Plans shall be construed to constitute us or any of our agents, employees or representatives as your agent, partner or employee, or the agent, partner or employee of the Trust.

         9. This Agreement shall terminate automatically (i) in the event of its assignment, the term "assignment" for this purpose having the meaning defined in
Section 2(a)(4) of the Act or (ii) in the event the Plans are terminated.

         10. This Agreement may be terminated at any time (without payment of any penalty) by a majority of the "Qualified Trustees" as defined in the Plans or by a vote of a majority of the outstanding voting securities of the Trust as defined in the Plans (on not more than 60 days' written notice to us at our principal place of business). We, on 60 days' written notice addressed to you at your principal place of business, may terminate this Agreement. You may also terminate this Agreement for cause on violation by us of any of the provisions of this Agreement, said termination to become effective on the date of mailing notice to us of such termination. Without limiting the generality of the foregoing, any provision hereof to the contrary notwithstanding, our expulsion from the NASD will automatically terminate this Agreement without notice; our suspension from the NASD or violation of applicable state or Federal laws or rules and regulations of authorized regulatory agencies will terminate this Agreement effective upon date of mailing notice to us of such termination. Your failure to terminate for any cause shall not constitute a waiver of your right to terminate at a later date for any such cause.

         11. All communications to you shall be sent to you at your offices at 156 West 56th Street, New York, New York 10019. Any notice to us shall be duly given if mailed or telegraphed to us at the address shown on this Agreement.

         12. This Agreement shall become effective as of the date when it is executed and dated by you below. This Agreement and all the rights and obligations of the parties hereunder shall be governed by and construed under the laws of the State of New York.



                                                 (Broker/Dealer)



                                     By
                                        Name:
                                        Title:


                                                     (Address)



                                        (City)         (State)        (Zip Code)


Accepted:

VISTA BROKER-DEALER SERVICES, INC.
  Distributor


By:
     Name:
     Title:



Dated:

                                                                       EXHIBIT B



Mutual Fund Group
125 West 55th Street
New York, New York  10019

                                    Re:  Shareholder Service Agreement for
                                          Mutual Fund _______


Gentlemen:

         We understand that Mutual Fund _____ (the "Trust") has adopted plans (the "Plans"), on behalf of the existing series (the "Funds") of the Trust, pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended (the "Act"), for making payments to certain persons for distribution assistance and shareholder servicing.

         We desire to enter into an Agreement with the Trust for the servicing of shareholders of, and the administration of shareholder accounts in, certain Funds comprising the Trust. Subject to the Trust's acceptance of this Agreement, the terms and conditions of this Agreement, shall be as follows:

         1. We shall provide shareholder and administration services for certain shareholders of the Funds who purchase shares of the Funds as a result of their relationship to us, as further designated in Exhibit A hereto ("Qualified Accounts"). Such services may include, without limitation, some or all of the following: answering inquiries regarding the Funds; assistance in changing dividend options, account designations and addresses; performance of sub-accounting; establishment and maintenance of shareholder accounts and records; assistance in processing purchase and redemption transactions; providing periodic statements showing a shareholder's account balance and the integration of such statements with those of other transactions and balances in the shareholder's other accounts serviced by us, if any; and such other information and services as the Trust reasonably may request, to the extent we are permitted by applicable statute, rule or regulation to provide such information or services.

          2. If Fund shares are to be purchased or held by us on behalf of our clients:

                  (i) Such shares will be registered in our name or in the name of our nominee. The client will be the beneficial owner of the shares of each Fund purchased and held by us in accordance with the client's instructions and the client may exercise all rights of a shareholder of a Fund. We agree to transmit to the Trust's transfer agent in a timely manner, all purchase orders and redemption requests of our clients and to forward to each client all proxy statements, periodic shareholder reports and other communications received from the Trust by us on behalf of our clients.

                  (ii) We agree to transfer to the Trust's transfer agent, on the date such purchase orders are effective, federal funds in an amount equal to the amount of all purchase orders placed by us on behalf of our clients and accepted by the Trust (net of any redemption orders placed by us on behalf of our clients). In the event that the Trust fails to receive such federal funds on such date (other than through the fault of the Trust or its transfer agent), we shall indemnify the Trust against any expense (including overdraft charges) incurred by the Trust as a result of its failure to receive such federal funds.

                  (iii) We agree to make available to the Trust, upon the Trust's request, such information relating to our clients who are beneficial owners of Fund shares and their transactions in Fund shares as may be required by applicable laws and regulations or as may be reasonably requested by the Trust.

                  (iv) We agree to transfer record ownership of a client's shares of a Fund to the client promptly upon the request of the client. In addition, record ownership will be promptly transferred to the client in the event that the person or entity ceases to be our client.

          3. We shall provide to the Trust copies of the lists of members of our organization, if any, and make available to the Trust any publications and other facilities of our organization for the placement of advertisements or promotional materials and sending information regarding the Funds, to enable the Trust to solicit for sale and to sell shares to such members.

          4. We shall provide such facilities and personnel (which may be all or any part of the facilities currently used in our business, or all or any personnel employed by us) as is necessary or beneficial for providing information and services to shareholders maintaining Qualified Accounts with the Trust, and to assist the Trust in servicing accounts of such shareholders.

         5 Neither we nor any of our employees or agents are authorized to make any representation concerning Fund shares except those contained in the then current Prospectus for the applicable Fund, copies of which will be supplied by the Trust to us; and we shall have no authority to act as agent for the Trust.

         6. In consideration of the services and facilities described herein, we shall be entitled to receive from each Fund such fees as are set forth in Exhibit A hereto. We understand that the payment of such fees has been authorized pursuant to the Plans approved by the Trustees and shareholders of the Trust and shall be paid only so long as the Plans and this Agreement are in effect.

         7. The Trust reserves the right, at the Trust's discretion and without notice, to suspend the sale of shares or withdraw the sale of shares of each Fund.

          8. This Agreement shall terminate automatically (i) in the event of its assignment, the term "assignment" for this purpose having the meaning defined in Section 2(a)(4) of the Act or (ii) in the event that the Plans terminate.

         9. This Agreement may be terminated at any time (without payment of any penalty) by a majority of the "Qualified Trustees" as defined in the Plans or by a vote of a majority of the outstanding voting securities of each Fund as defined in the Plans (on not more than 60 days' written notice to us at our principal place of business). We, on 60 days' written notice addressed to the Trust at its principal place of business, may terminate this Agreement. The Trust may also terminate this Agreement for cause on violation by us of any of the provisions of this Agreement or in the event that the Plans shall terminate, said termination to become effective on the date of mailing notice to us of such termination. The Trust's failure to terminate for any cause shall not constitute a waiver of its right to terminate at a later date for any such cause.

          10. All communications to the Trust shall be sent to the Trust at the address set forth above. Any notice to us shall be duly given if mailed or telegraphed to us at the address set forth below.

         11. This Agreement shall become effective as of the date when it is executed and dated by the Trust below. This Agreement and all the rights and obligations of the parties hereunder shall be governed by and construed under the laws of the State of New York.




                                                 (Firm Name)



                                                (Address)



                                                  (Firm Name)



                                  (City)          (State)      (Zip Code)



                                  By:
                                     Name:
                                     Title:


Accepted:

MUTUAL FUND ___________



By:
     Name:
     Title:


Dated:

                               Form of Proxy Card

                     PRELIMINARY PROXY SOLICITATION MATERIAL
          for the Information of the Securities and Exchange Commission


                               IEEE BALANCED FUND



                    Proxy for Special Meeting of Shareholders
                           to be Held _________, 1996

                  The undersigned, revoking all Proxies heretofore given, hereby appoints ___________________, and ___________________________ or any one of them as Proxies of the undersigned, with full power of substitution, to vote on behalf of the undersigned all shares of IEEE Balanced Fund (the "Fund"), a series portfolio of Mutual Fund Group, a Massachusetts business trust (the "Trust"), which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Fund to be held on __________, 1996 at _____ a.m. Eastern time at 125 W. 55th Street, New York, New York 10019, and at all adjournments or postponements thereof, as fully as the undersigned would be entitled to vote if personally present, as follows:

         1. Proposal to approve a Plan of Reorganization and the transactions contemplated therein, including (a) the transfer of all the assets of the Fund to the Vista Balanced Fund, another series portfolio of the Trust (the "Balanced Fund"), in exchange for the assumption of all the liabilities of The Fund and the delivery to the Fund of shares of the Balanced Fund; (b) the distribution by the Fund pro rata to its shareholders of such shares of the Portfolio; and (c) the termination of the Fund.

                 FOR  ___           AGAINST  ____          ABSTAIN  ___



         2. To approve or disapprove a new investment advisory agreement between the IEEE Fund and The Chase Manhattan Bank, N.A. (or the successor entity thereto) (the "Adviser") and a sub-advisory agreement between the Adviser and Atlanta Capital Management Company to take effect after the merger of The Chase Manhattan Corporation (the parent company of the Adviser) and Chemical Banking Corporation. No fee increase is proposed; and

                 FOR  ___           AGAINST  ____          ABSTAIN  ___

         3. To elect eleven trustees to serve as members of the Board of Trustees of the Trust.



                    FOR  ___           AGAINST  ____          ABSTAIN  ___

         4. To ratify the selection of Price Waterhouse LLP as independent accountants for the 1996 fiscal year of IEEE Fund.


                     FOR  ___           AGAINST  ____          ABSTAIN  ___



         5.       To  approve  or   disapprove   an  amendment  to  the  Trust's
                  Declaration of Trust.

                      FOR  ___           AGAINST  ____          ABSTAIN  ___


         (continued and to be signed on the reverse side)

     PROXY SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF MUTUAL FUND GROUP

            THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR THE PROPOSAL

           THE SHARES REPRESENTED HEREBY WILL BE VOTED AS INDICATED ON THE REVERSE SIDE OR FOR THE PROPOSAL IF NO CHOICE IS INDICATED.

Dated:__________________ 1996

                                    ------------------------------
                                                     Signature

                                    ------------------------------
                                                     Signature

                                    NOTE:  PLEASE SIGN EXACTLY AS YOUR NAME(S)
                                    APPEAR  ON  THIS  CARD.  When  signing  as
                                    attorney,     executor,     administrator,
                                    trustee,  guardian or as  custodian  for a
                                    minor, please sign your name and give your
                                    full  title as such.  If signing on behalf
                                    of  a   corporation,   please   sign  full
                                    corporate  name and your name and indicate
                                    your title.  If you are a partner  signing
                                    for  a   partnership,   please   sign  the
                                    partnership  name  and your  name.


                                   PLEASE SIGN, DATE AND RETURN

                                   PROSPECTUS
                             VISTAS(M) BALANCED FUND               March 1, 1995

     VISTA BALANCED FUND (the "Fund") seeks to provide its shareholders with maximum total return through a combination of long-term growth of capital and current income by investing in a diversified portfolio of equity and debt securities, including common stocks, convertible securities and government and corporate fixed-income obligations. Under normal market conditions, between 35%-70% of the Fund's total assets will be invested in common stocks and other equity investments and at least 25% of the Fund's assets will be invested in fixed-income senior securities, defined for this purpose to include non-convertible corporate debt securities and preferred stock, and government obligations. The Adviser considers both the opportunity for gain and the risk of loss in making investments, and may alter the relative percentages of assets invested in equity and fixed income securities from time to time, depending on the judgment of the Adviser as to general market and economic conditions, trends and yields and interest rates and changes in fiscal monetary policies. The Fund is a diversified series of Mutual Fund Group (the "Trust"), an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on May 11, 1987, presently consisting of 15 separate series (the "Funds").

     Of course, there can be no assurance that the Fund will achieve its investment objective. Prospective investors should carefully consider the risks associated with an investment in the Fund. For a further discussion on the risks associated with an investment in the Fund, see "Investment Objective, Policies and Risk Consideration" in this Prospectus. Investors should also refer to "Additional Information on Investment Policies and Techniques" on page 7.

     The Chase Manhattan Bank, N.A. (the "Adviser") is the Fund's investment adviser, custodian (the "Custodian") and administrator (the "Administrator"). Vista Broker-Dealer Services, Inc. ("VBDS") is the Fund's distributor and is unaffiliated with Chase. Investments in the Fund are subject to risk--including possible loss of principal--and will fluctuate in value. Shares of the Fund are not bank deposits or obligations of, or guaranteed or endorsed by, The Chase Manhattan Bank, N.A. or any of its affiliates and are not insured by, obligations of or otherwise supported by the U.S. Government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

     Shares of the Fund are continuously offered for sale through VBDS, the Fund's distributor (the "Distributor"). An investor should obtain from his or her Shareholder Servicing Agent, if appropriate, and should read in conjunction with this Prospectus, the materials provided by the Shareholder Servicing Agent describing the procedures under which the shares of the Fund may be purchased and redeemed through such Shareholder Servicing Agent. Investors may select Class A or Class B shares, each with a public offering price that reflects different sales charges and expense levels. Class A shares are offered at net asset value plus the applicable sales charge (maximum of 4.50% of public offering price). Class B shares are offered at net asset value without an initial sales charge, with a maximum contingent deferred sales charge of 5% of redemption proceeds imposed on certain redemptions made within six years of the date of purchase. This charge will decline to zero for redemptions more than six years after initial purchase. Class B shares have higher ongoing expenses than Class A shares, but automatically convert into Class A shares in the eighth year after purchase. Salespersons and any other person entitled to receive compensation for selling or servicing shares of the Fund may receive different compensation with respect to one particular class of shares over another in the Fund.

     For more information on the differences in these classes, see "Variable Distribution Method," "Purchases and Redemptions of Shares" and "Conversion of Class B Shares."

     This Prospectus sets forth concisely the information concerning the Fund that a prospective investor should know before investing. A Statement of

Additional Information for the Fund, dated March 1, 1995, which contains more detailed information concerning the Fund, has been filed with the Securities and Exchange Commission and is incorporated into this Prospectus by reference. An investor may obtain a copy of the Statement of Additional Information without charge by contacting his or her Shareholder Servicing Agent, the Distributor, or the Fund.

   Investors should read this Prospectus and retain it for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     For information about the Fund, simply call the Vista Service Center at the following toll-free number: 1-800-34-VISTA.

                               TABLE OF CONTENTS



Expense Summary.........................................................       3
Financial Highlights....................................................       4
Investment Objective, Policies and Risk Consideration...................       6
Additional Information on Investment Policies and Techniques............       7
Variable Distribution Method............................................      10
Management of the Fund..................................................      11
Purchases and Redemptions of Shares.....................................      13
Tax Matters.............................................................      23
Other Information Concerning Shares of the Fund.........................      24
Shareholder Servicing Agents, Transfer Agent and Custodian..............      28
Yield and Performance Information.......................................      29
Appendix A--Description of Futures Contracts and Options Thereon........     A-1
Appendix B--Description of Ratings......................................     B-1

EXPENSE SUMMARY
                                                            Class A     Class B
                                                          ----------  ----------
Shareholder Transaction Expenses

Maximum Initial Sales Charge Imposed on Purchases
  (as a percentage of offering price)*.................      4.50%       None

Maximum Sales Charge Imposed on Reinvested Dividends...      None        None

Exchange Fee...........................................      None        None

Maximum Contingent Deferred Sales Charge
  (as a percentage of redemption proceeds)+...........       None        5.00%

                                                              As a percentage of
Annual Fund Operating Expenses                                   net assets
------------------------------                                ------------------

Investment Advisory Fee (After waivers of fees)..........       .00%        .00%

Rule 12b-1 Distribution Plan Fee
  (After waivers of fees)++..............................       .20%        .75%

Administration Fee (After waiver of fees)................       .00%        .00%

Other Expenses (After waiver of fees and reimbursement of expenses)

  --Sub-administration Fee...............................       .00%        .00%

  --Shareholder Servicing Fee............................       .05%        .25%

  --Other Operating Expenses+++..........................       .85%        .85%

Total Fund Operating Expenses...........................       1.10%       1.85%

Example:
  You would pay the following expenses on a $1,000 invested in the Fund, assuming a 5% annual rate of return:
                                               One     Three     Five      Ten
                                               Year    Years     Years     Years
                                               ----    -----     -----     -----
Class A Shares(1).........................     $56     $78       $103      $173

Class B Shares:

Assuming complete redemption at end of
  period(2)(3)............................      70      91        123       188

Assuming no redemption(3)..................     19      58        100       188



---------------
  * The rules of the Securities and Exchange Commission require that the Fund's maximum sales charge be reflected in the expense summary.

  + The maximum 5% contingent deferred sales charge on Class B shares applies to redemptions during the first year after purchase; the charge generally declines by 1% annually thereafter (except in the fourth year), reaching zero after six years. See "Purchases."

 ++ As a result of distribution fees, a long-term shareholder in the Fund may pay more than the economic equivalent of the maximum front-end sales charges permitted by the rules of the National Association of Securities Dealers, Inc.

+++ A shareholder may incur a $10.00 charge for certain wire redemptions.

 (1) Assumes deduction at the time of purchase of the maximum 4.50% intitial sales charge, as applicable.
 (2) Assumes deduction at the time of redemption of the maximum applicable contingent deferred sales charge.
 (3) Ten-year figures assume conversion of Class B shares to Class A shares at the beginning of eighth year.

     The purpose of the expense summary provided above is to assist investors in understanding the various costs and expenses that a shareholder in the Fund will bear directly or indirectly. The expense summary shows the investment advisory fee, distribution plan fee, administrative fee, sub-administrative fee, shareholder servicing fee and other operating expenses expected to be incurred by the Fund after waiver of fees. Absent such waivers, the annual investment advisory fee, distribution plans fee, administrative fee, sub-administrative fee and shareholder servicing fee for the Fund would be 0.50%, 0.25% (0.75% for Class B shares), 0.10%, 0.05% and 0.25%. A more complete description of the Fund's expenses, including any potential fee waivers, is set forth herein.

     The "Example" set forth above assumes all dividends and other distributions are reinvested and that the percentages under "Annual Fund Operating Expenses" remain the same in the years shown. The "Example" should not be considered a representation of past or future expenses of the Fund; actual expenses may be greater or less than shown. The actual expenses incurred and attributable to each class of shares will depend on several factors, including the level of average net assets and the extent to which a class incurs variable expenses, such as transfer agency costs.


FINANCIAL HIGHLIGHTS

     The table set forth below provides selected per share data and ratios for one Class A share outstanding throughout the period shown. This information is supplemented by financial statements and accompanying notes appearing in the Fund's Annual Report to Shareholders for the fiscal year ended October 31, 1994, which is incorporated by reference into the Statement of Additional Information. Shareholders can obtain a copy of this annual report by contacting the Fund or their Shareholder Servicing Agent. The financial statements and notes, as well as the financial information, set forth in the table below has been audited by Price Waterhouse LLP, independent accountants, whose report thereon is also included in the Annual Report to Shareholders. Financial information is not presented for Class B shares because no shares of that class were outstanding during the period indicated.

                                  11/1/93         11/4/92*        11/4/93**
                                  through         thru            through
                                  10/31/94        10/31/93        10/31/94
                                  Class A Shares  Class A Shares  Class B Shares
                                  --------------  --------------  --------------
PER SHARE OPERATING PERFORMANCE
Net Asset Value, Beginning
  of Period........................  $  11.38     $     10.00      $    11.22

 Income from Investment Operations
    Net Investment Income..........      0.356           0.410           0.345
    Net Gains or Losses in
     Securities (both realized
     and unrealized)...............     (0.187)          1.344          (0.117)
   Total from Investment
     Operations....................      0.169           1.754           0.228

  Less Distributions
     Dividends from net
       investment income............     0.359           0.375           0.318
     Distributions from
       capital gains................     0.100           0.000           0.100
     Total Distributions............     0.459           0.375           0.418
Net Asset Value, End of Period......  $ 11.09      $    11.38      $    11.03
Total Return(1).....................     1.56%          17.74%           2.17%

  Ratios/Supplemental Data*
     Net Assets, End of Period
       (000 omitted)................  $ 21,705       $  13,920       $   3,543
     Ratio of Expenses to
        Average Net Assets#.........     0.58%           0.00%           1.50%
     Ratio of Net Income to
        Average Net Assets#.........     3.21%           3.87%           2.46%
     Ratio of expenses without
        waivers and assumption
        of expenses#................     2.20%           3.07%           2.69%
     Ratio of net investment
        income without waivers
        and assumption of expenses#.     1.59%           0.80%           1.24%
     Portfolio Turnover Rate.........     77%             65%             77%


---------------
 #  Annualized.
 *  Commencement of operations.
 ** Commencement of offering of shares.
(1) Total return figures do not include the effect of any sales load on Class A shares or any contingent deferred sale charges on Class B shares.

Management's Discussion of Fund Performance

     The Vista Balanced Fund seeks to maximize total return by combining long-term capital growth and current income. During the fiscal year ended October 31, 1994, the Fund had a total return of 1.56%. This occurred in a volatile year for both the U.S. stock and bond markets. Stocks were mired in a tight but highly volatile range due to higher interest rates, concerns about inflation, a stronger dollar and growth in the economy. The bond markets reacted primarily to the Federal Reserve's decision to raise interest rates a number of times throughout the period.


                                 [INSERT GRAPH]


     This chart illustrates comparative performance of $10,000 invested in Vista Balanced Fund Class A shares and the Lipper Balanced Fund Index from November 30, 1992 to October 31, 1994. The Fund's performance includes a 4.50% sales charge and assumes reinvestment of all dividends and capital gains. The Lipper Balanced Fund Index tracks the performance of 30 balanced mutual funds. The Index's performance does not include a sales charge and has been adjusted to reflect reinvestment of all dividends and capital gains for funds included in the Index.

INVESTMENT OBJECTIVE, POLICIES AND RISK CONSIDERATION

     Investment Objectives -- The primary investment objective of the Fund is to maximize total return through a combination of long-term growth of capital and current income.

     Investment Policies -- The Fund seeks to achieve this objective through a policy of diversified investments in equity and debt securities, including common stocks, convertible securities and government and corporate fixed-income obligations. The Adviser considers both the opportunity for gain and the risk of loss in making investments, and may alter the relative percentages of assets invested in equity and fixed income senior securities from time to time, depending on the judgment of the Adviser as to general market and economic conditions, trends and yields and interest rates and changes in fiscal monetary policies.

     Under normal market conditions, between 35%-70% of the Fund's total assets will be invested in common stocks and other equity investments (which consists of preferred stocks, convertible debt, warrants and other securities convertible into or exchangeable for common stocks). The majority of the Fund's common stocks and other equity investments will be invested in well-known and established companies with a market capitalization of at least $200 million and be traded on established securities markets or over-the-counter.

     In addition, at least 25% of the Fund's assets will be invested in fixed-income senior securities, defined for this purpose to include non-convertible corporate debt securities and preferred stock, and government obligations. The average maturity of these investments will vary from time to time depending on the Adviser's assessment of the relative yields available on securities of different maturities. It is currently anticipated that the average maturity of the fixed income securities in the Fund's portfolio will be between two and fifteen years under normal market conditions. Non-convertible corporate debt obligations held in the Fund's portfolio will be rated, at the time of purchase, BBB or higher by Standard & Poor's Corporation ("S&P") or Baa or higher by Moody's Investor Service, Inc. ("Moody's") or, if unrated, determined to be of comparable quality by the Adviser under criteria approved by the Board of Trustees. Bonds rated BBB by S&P or Baa by Moody's may possess speculative characteristics and may be sensitive to changes in the economy and the financial condition of issuers.

     The Fund may also purchase obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and may invest in high quality short-term debt securities such as commercial paper rated A-1 by S&P or P-1 by Moody's.

     The net asset value of the Fund will fluctuate based on the value of the securities in its portfolio.

     The Fund normally will be substantially fully invested. However, the Fund reserves the right to invest up to 100% of its assets in cash, cash equivalents, high quality short-term money market instruments, and in bills, notes or bonds issued by the U.S. Treasury Department or by other agencies of the U.S. Government for temporary defensive purposes during periods that the Adviser considers to be unsuitable for the Fund's normal investment strategies.

     The Fund may write covered call options on its equity securities for the purpose of hedging its portfolio. "Additional Information on Investment Policies and Techniques" and Appendix A contain a more complete description of option contracts, as well as further information concerning the investment policies and techniques of the Fund. In addition, the Statement of Additional Information includes a further discussion of option contracts to be entered into by the Fund. Although the Fund will enter into option contracts for hedging purposes only, the use of such instruments does involve transaction costs and certain risks, which are discussed in the Statement of Additional Information.

     Shareholder approval is required to change the Fund's investment objectives which are considered to be fundamental. However, shareholder approval is not required to change any of the investment policies described above or in "Additional Information on Investment Policies and Techniques".

ADDITIONAL INFORMATION ON INVESTMENT POLICIES AND TECHNIQUES

     To the extent the assets of the Fund are not invested in common stocks, they will consist of or be invested in cash, cash equivalents, high quality short-term money market instruments, and in bills, notes or bonds issued by the U.S. Treasury Department or by other agencies of the U.S. Government, as described under "Investment Objective, Policies and Restrictions" in the Statement of Additional Information, and in repurchase agreements, as described below and in greater detail under "Investment Objective, Policies and Restrictions" in the Statement of Additional Information.

     The Fund may invest up to 20% of its assets in sponsored American Depositary Receipts, which are U.S. exchange listed interests in securities of foreign companies, and in debt and equity securities issued by foreign corporate and government issuers when the Adviser believes that such investments provide good opportunities for achieving income and capital gains without undue risk. These securities may represent a greater degree of risk (e.g., risk related to exchange rate fluctuation, tax provisions, war or expropriation) than do securities of domestic issuers.

     Because the value of securities and the income derived therefrom may fluctuate according to the earnings of the issuers and changes in economic and money market conditions, there can be no assurance that the investment objectives of the Fund will be achieved.

     Repurchase Agreements. The Fund may, when appropriate, enter into repurchase agreements (a purchase of and simultaneous commitment to resell a security at an agreed-upon price and date which is usually not more than seven days from the date of purchase) only with member banks of the Federal Reserve System and security dealers believed creditworthy and only if fully collateralized by U.S. Government obligations or other securities in which the Fund is permitted to invest. In the event the seller fails to pay the agreed-to sum on the agreed-upon delivery date, the underlying security could be sold by the Fund, but the Fund might incur a loss in doing so, and in certain cases may not be permitted to sell the security. As an operating policy, the Fund, through its custodian bank, takes constructive possession of the collateral underlying repurchase agreements. Additionally, procedures have been established for the Fund to monitor, on a daily basis, the market value of the collateral underlying all repurchase agreements to ensure that the collateral is at least 100% of the value of the repurchase agreements. Not more than 15% of the total assets of the Fund will be invested in securities which are subject to legal or contractual restrictions on resale, including securities that are not readily marketable and repurchase agreements maturing in more than seven days. The purchase by the Fund of securities subject to legal or contractual restrictions on resale may involve additional risks and costs otherwise not incurred in connection with purchases of securities without such restrictions. This limitation may be subject to additional restrictions imposed by jurisdictions in which the Fund's shares are offered for sale. See "Investment Restrictions" in the Statement of Additional Information.

     Portfolio Management and Turnover. It is not intended that the assets of the Fund will be invested in securities for the purpose of short-term profits. However, the Fund will dispose of portfolio securities whenever the Adviser believes that changes are appropriate. Generally, the primary consideration in placing portfolio securities transactions with broker-dealers for execution is to obtain, and maintain the availability of, execution at the most favorable prices and in the most effective manner possible. It is anticipated that the annual portfolio turnover rate for both the equity and fixed-income portions of the Fund's portfolio will be approximately 100%. For a complete discussion of portfolio transactions and brokerage allocation, including the Fund's overall portfolio turnover rate, the turnover rate for the portion of the Fund's portfolio consisting of common stock and the turnover rate for the portion of the Fund's portfolio consisting of non-equity investments, see "Investment Objectives, Policies and Restrictions--Investment Policies: Portfolio Transactions and Brokerage Allocation" in the Statement of Additional Information.

     Portfolio Securities Lending. Although the Fund would not intend to engage in such activity in the ordinary course of business, the Fund is permitted to lend its securities to broker-dealers and other institutional investors in order to generate additional income. Such loans of portfolio securities may not exceed 30% of the value of the Fund's total assets. In connection with such loans, the Fund will receive collateral consisting of cash, cash equivalents, U.S. Government securities or irrevocable letters of credit issued by financial institutions. Such collateral will be maintained at all times in an amount equal to at least 100% of the current market value of the securities loaned. The Fund can increase its income through the investment of such collateral. The Fund continues to be entitled to the interest payable or any dividend-equivalent payments received on a loaned security and, in addition, receive interest on the amount of the loan. However, the receipt of any dividend-equivalent payments by the Fund on a loaned security from the borrower will not qualify for the dividends-received deduction. Such loans will be terminable at any time upon specified notice. The Fund might experience risk of loss if the institutions with which it has engaged in portfolio loan transactions breach their agreements with the Fund. The risks in lending portfolio securities, as with other extensions of secured credit, consist of possible delays in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower experience financial difficulty. Loans will be made only to firms deemed by the Adviser to be of good standing and will not be made unless, in the judgment of the Adviser, the consideration to be earned from such loans justifies the risk.

     Options on Portfolio Securities. The Fund, for the purpose of hedging its portfolio, will "write", or sell, only covered call option contracts on its portfolio securities in an amount not to exceed 10% of its net assets. Currently, the principal exchanges on which such options may be written are the Chicago Board Option Exchange and the American, Philadelphia, and Pacific Stock Exchanges. In addition, and in certain instances, the Fund may write covered call options in the over-the-counter market ("OTC Options").

     A call option gives the purchaser of the option the right, but not the obligation, to buy the underlying security from the writer at the exercise price at any time prior to the expiration of the contract, regardless of the market price of the security during the option period. The premium paid to the writer is the consideration for undertaking the obligations under the option contract. The writer foregoes the opportunity to profit from an increase in the market price of the underlying security above the exercise price so long as the option remains open and covered, except insofar as the premium represents such a profit.

     The Fund may purchase exchange traded or OTC options only to close out a position, or offset, an existing call option that it has written. In order to close out a position, the Fund will make a "closing purchase transaction"--the purchase of a call option on the same security with the same exercise price and expiration date as the call option which it has previously written on any particular security. The Fund will effect a closing purchase transaction so as to close out any existing call option on a security that it intends to sell. The Fund will realize a profit or loss from a closing purchase transaction if the amount paid to execute a closing purchase transaction is less or more than the amount received from the sale thereof. In determining the term of any option written, the Fund will attempt to comply with the limitations of the Code on the sale or disposition of securities held for less than three months in order to maintain its status as a regulated investment company.

     The staff of the SEC has taken the position that purchased over-the-counter options and the assets used as cover for written over-the-counter options are illiquid securities. The Fund will write OTC Options only with primary U.S. Government Securities dealers recognized by the Board of Governors of the Federal Reserve System or member banks of the Federal Reserve System ("primary dealers"). In connection with these special arrangements, the Fund intends to establish standards for the creditworthiness of the primary dealers with which it may enter into OTC Option contracts and those standards, as modified from time to time, will be implemented and monitored by the Adviser. Under these special arrangements, the Fund will enter into contracts with primary dealers which provide that the Fund has the absolute right to repurchase an option it writes at any time at a repurchase price which represents the fair market value, as determined in good faith through negotiation between the parties, but which in no event will exceed a price determined pursuant to a formula contained in the contract. Although the specific details of the formula may vary between contracts with different primary dealers, the formula will generally be based on a multiple of the premium received by the Fund for writing the option, plus the amount, if any, by which the option is "in-the-money". The formula will also include a factor to account for the difference between the price of the security and the strike price of the option if the option is written "out-of-the-money". Under such circumstances, the Fund will treat as illiquid that amount of the "cover" assets equal to the amount by which the formula price for the repurchase of the option is greater than the amount by which the market value of the security subject to the option exceeds the exercise price of the option (the amount by which the option is "in-the-money"). Although each agreement will provide that the Fund's repurchase price shall be determined in good faith (and that it shall not exceed the maximum determined pursuant to the formula) the formula price will not necessarily reflect the market value of the option written, therefore, the Fund might pay more to repurchase the OTC Option contract than the Fund would pay to close out a similar exchange traded option.

     In determining the Fund's net asset value, the current market value of any option written by the Fund is subtracted from net asset value. If the current market value of the option exceeds the premium received by the Fund, the excess represents an unrealized loss, and, conversely, if the premium exceeds the current market value of the option, such excess would be unrealized gain.

     For additional information concerning the use and risks involved in the acquisition, ownership or sale of options contracts, including certain percentage limitations on the use of such instruments, see "Investment Objective, Policies and Restrictions--Investment Policies: Additional Policies Regarding Options Transactions, Risk Factors Associated with Options Transactions, and Restrictions on the Use of Options Contracts" in the Statement of Additional Information.


VARIABLE DISTRIBUTION METHOD

     The primary differences between the classes lie in their sales charge structures, and ongoing expenses, as summarized below. Each class has distinct advantages and disadvantages depending on the investor. Investors should carefully consider the attributes of a class before investing.



              Initial     Contingent
              Sales       Deferred       Distribution and
              Charge      Sales Charge   Service Fees      Other Information
              --------    ------------   ----------------  -----------------

Class A.....  Maximum of  None           Distribution Fee  Initial Sales Charge
              4.50% of                   of 0.25%;         reduced in certain
              public                     Service Fee of    circumstances
              offering price             0.25%

Class B.....  None    Maximum contingent Distribution Fee  Shares convert to
                      deferred sales     of 0.75%; Service Class A shares, and
                      charge of          Fee of 0.25%      thus pay lower
                      5% of redemption   Service Fee of    distribution fees,
                      proceeds declines  0.25%             in the eighth year after
                      after 6 years                        issuance


Factors to Consider

     The classes of shares have several different attributes relating to sales charges and expenses. These attributes are discussed more fully below. In choosing a class of shares to purchase, investors should consider the sales charges and ongoing expenses of each class.

     Sales Charges -- Class A shares are sold at net asset value plus an initial sales charge of up to a maximum of 4.50% of the public offering price.

     Class B shares have no initial sales charge; however, a contingent deferred sales charge will be imposed on redemptions made within six years of purchase. The amount of this contingent deferred sales charge will be 5% of the redemption proceeds on redemptions in the first year after purchase, declining to zero for redemptions made more than six years after purchase. However, this contingent deferred sales charge will not apply to redemptions of shares representing capital appreciation on Fund assets and reinvestment of dividends or capital gains distributions. In almost all cases, investors planning to purchase $250,000 or more of the Fund's shares will pay lower aggregate charges and expenses by purchasing Class A shares.

     Reductions of Class A Sales Charges -- As explained more fully in "Purchases and Redemptions of Shares," certain purchases of Class A shares in amounts exceeding $100,000 are eligible for reduced initial sales charges. In determining which classes to purchase, investors should consider any reductions in initial sales charges on Class A shares for which they may be eligible.

     Ongoing Annual Expenses -- Class A and Class B each have an annual shareholder servicing fee of 0.25% of average daily net assets. Class A has an annual distribution fee under Rule 12b-1 of 0.25% of its average daily net assets, while Class B has an annual distribution fee under Rule 12b-1 of 0.75% of its average daily net assets. Moreover, expenses borne by each class may differ slightly because of the allocation of other class-specific expenses. For example, a higher transfer agency fee may be imposed on Class B shares than on Class A shares.

     Investors should carefully consider these ongoing annual expenses, along with initial or contingent deferred sales charges in choosing between classes. The relative impact of initial sales charges, contingent deferred sales charges, and ongoing annual expenses will depend on the length of time a share is held.

Other Information

     Selected dealers and financial consultants may receive different levels of compensation for selling one particular class of Fund shares rather than another.

MANAGEMENT OF THE FUND

                                  The Adviser

     The Chase Manhattan Bank, N.A. ("Chase" or the "Adviser") manages the assets of the Fund pursuant to an Investment Advisory Agreement dated August 4, 1992. Subject to such policies as the Board of Trustees may determine, the Adviser makes investment decisions for the Fund. Tom Nelson and Greg Adams, Vice Presidents of the Adviser, are responsible for the day-to-day management of the Fund's portfolio. Mr. Nelson, who joined Chase in April 1987, oversees all fixed income trading for the Chase Private Bank. In 1989, he started managing individual accounts and in 1991 became a fund manager. Mr. Adams joined Chase in 1987 and oversees the equity trading of the Fund, as well as a number of Chase's pooled equity Funds. For its services under the Investment Advisory Agreement, the Adviser is entitled to receive an annual fee computed daily and paid monthly based at an annual rate equal to 0.50% of the Fund's average daily net assets. The Adviser may, from time to time, voluntarily waive all or a portion of its fees payable under the Advisory Agreement.

     The Adviser, a wholly-owned subsidiary of The Chase Manhattan Corporation, a registered bank holding company, is a commercial bank offering a wide range of banking and investment services to customers throughout the United States and around the world. Its headquarters is at One Chase Manhattan Plaza, New York, NY 10081. The Adviser, including its predecessor organizations, has over 100 years of money management experience and renders investment advisory services to others. Also included among the Adviser's accounts are commingled trust funds and a broad spectrum of individual trust and investment management portfolios. These accounts have varying investment objectives.

     Certain Relationships and Activities. The Adviser and its affiliates may have deposit, loan and other commercial banking relationships with the issuers of securities purchased on behalf of the Fund, including outstanding loans to such issuers which may be repaid in whole or in part with the proceeds of securities so purchased. The Adviser and its affiliates deal, trade and invest for their own accounts in U.S. Government obligations, municipal obligations and commercial paper and are among the leading dealers of various types of U.S. Government obligations and municipal obligations. The Adviser and its affiliates may sell U.S. Government obligations and municipal obligations to, and purchase them from, other investment companies sponsored by the Distributor or affiliates of the Distributor. The Adviser will not invest the Fund's assets in any U.S. Government obligations, municipal obligations or commercial paper purchased from itself or any affiliate, although under certain circumstances such securities may be purchased from other members of an underwriting syndicate in which the Adviser or an affiliate is a non-principal member. This restriction may limit the amount or type of U.S. Government obligations, municipal obligations or commercial paper available to be purchased by the Fund. The Adviser has informed the Fund that in making its investment decisions, it does not obtain or use material inside information in the possession of any other division or department of the Adviser, including the division that performs services for the Fund as Custodian, or in the possession of any affiliate of the Adviser. Shareholders of the Fund are notified that Chase and its affiliates may exchange among themselves certain information about the shareholder and his account.

The Administrator

     Pursuant to an Administration Agreement, dated as of January 1, 1989, as amended September 30, 1993 (the "Administration Agreement"), Chase serves as administrator of the Fund. The Administrator provides certain administrative services, including, among other responsibilities, coordinating relationships with independent contractors and agents; preparing for signature by officers and filing of certain documents required for compliance with applicable laws and regulations excluding those of the securities laws of the various states; preparing financial statements; arranging for the maintenance of books and records; and providing office facilities necessary to carry out the duties thereunder. The Administrator is entitled to receive from the Fund a fee computed daily and paid monthly at an annual rate equal to 0.10% of the Fund's average daily net assets. The Administrator may, from time to time, voluntarily waive all or a portion of its fees payable to it under the Administration Agreement. The Administrator shall not have any responsibility or authority for the Fund's investments, the determination of investment policy, or for any matter pertaining to the distribution of Fund shares.

     Glass-Steagall Act. Chase has received the opinion of its legal counsel that it may provide the services described in the Investment Advisory and the Administration Agreements, as described above, and the Shareholder Servicing Agreements and Custodian Agreement with the Fund, as described below, without violating the federal banking law commonly known as the Glass-Steagall Act. The Act generally bars banks from publicly underwriting or distributing certain securities.

     The U.S. Supreme Court in its 1981 decision in Board of Governors of the Federal Reserve System v. Investment Company Institute determined that, consistent with the requirements of the Act, a bank may serve as an investment adviser to a registered, closed-end investment company. Other decisions of banking regulators have supported the position that a bank may act as investment adviser to a registered, open-end investment company. Based on the advice of its counsel, the Adviser believes that the Court's decision other decisions of federal banking regulators permit it to serve as investment adviser to a registered, open-end investment company.

     Regarding the performance of shareholder servicing and custodial activities, the staff of the Office of the Comptroller of the Currency, which supervises national banks, has issued opinion letters stating that national banks may engage in shareholder servicing and custodial activities. Therefore, the Adviser believes, based on advice of counsel, that it may serve as Shareholder Servicing Agent and/or Custodian to the Fund and render the services described below and as set forth in the shareholder servicing agreement and Custodian Agreement, as an appropriate, incidental national banking function and as a proper adjunct to it, serving as investment adviser and administrator to the Fund.

     Industry practice and regulatory decisions also support a bank's authority to act as administrator for a registered investment company. Chase, on the advice of its counsel, believes that it may render the services described in its Administration Agreement without violating the Glass-Steagall Act or other applicable banking laws.

     Possible future changes in federal law or administrative or judicial interpretations of current or future law, however, could prevent the Adviser from continuing to perform investment advisory, shareholder servicing, custodial or other administrative services for the Fund. If that occurred, the Fund's Board of Trustees promptly would seek to obtain for the Fund the services of another qualified adviser, shareholder servicing agent, custodian or administrator, as necessary. Although no assurances can be given, the Fund believes that, if necessary, the transfer to a new adviser, shareholder servicing agent, custodian or administrator could be accomplished without undue disruption to the Fund's operations.

     In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.


PURCHASES AND REDEMPTIONS OF SHARES

                                   Purchases

     Class A shares are sold to investors subject to an initial sales charge. Class B shares of the Fund are sold without an initial sales charge but are subject to higher ongoing expenses than Class A shares and a contingent deferred sales charge payable upon certain redemptions. Class B shares automatically convert to Class A shares in the eighth year after issuance. See "Variable Distribution Method."

     Both classes of shares of the Fund may be purchased through selected financial service firms, such as broker-dealer firms and banks ("Dealers") who have entered into a selected dealer agreement with Vista Broker-Dealer Services, Inc., at the public offering price which is computed once daily as of the close of trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time) on each business day during which the Exchange is open for trading ("Fund Business Day"). (See "Other Information Concerning Shares of the Fund-Net Asset Value"). The public offering price of Class A shares is the next determined net assset value, plus applicable initial sales charge. Orders received by Dealers prior to the New York Stock Exchange closing time are confirmed at the offering price effective at the close of such Exchange, provided the order is received by the Transfer Agent prior to its close of business. Dealers are responsible for forwarding orders for the purchase of shares on a timely basis.

Fund shares normally will be maintained in book entry form and only Class A share certificates will be issued upon request. Management reserves the right to refuse to sell shares of the Fund to any person.

     Shareholder Servicing Agents may offer additional services to their customers, including specialized procedures for the purchase and redemption of Fund shares, such as pre-authorized or systematic purchase and redemption plans. Each Shareholder Servicing Agent may establish its own terms and conditions, including reduced minimum initial purchase amounts and limitations on the amounts of subsequent transactions, with respect to such services. Certain Shareholder Servicing Agents may (although they are not required by the Trust to do so) credit to the accounts of their customers from whom they are already receiving other fees an amount not exceeding the fees for their services as Shareholder Servicing Agents (see "Shareholder Servicing Agents, Transfer Agent and Custodian -- Shareholder Servicing Agents"), which will have the effect of increasing the net return on the investment of customers of that Shareholder Servicing Agent.

     When placing orders, investors should specify whether the order is for Class A or Class B shares. All share purchases that fail to specify a class will automatically be invested in Class A shares.

                              Minimum Investments

     The Fund has established minimum initial and additional investments for the purchase of Fund Shares. The minimums detailed below vary by the type of account being established:



 Account Type                                    Minimum Initial Investment
--------------------                             --------------------------

Individual.................................             $   2,500(1)

Individual Retirement Account (IRA)........             $   1,000(2)

Spousal IRA................................             $     250

SEP-IRA....................................             $   1,000(2)

Purchase Accumulation Plan.................             $     250(3)

Payroll Deduction Program..................             $     100(4)
     (401K, 403B, Keogh)


---------------
(1) Employees of the Adviser and its affiliates, and Qualified Persons as defined in "Purchases of Class A Shares at Net Asset Value", are eligible for a $1,000 minimum initial investment.
(2) A $250  minimum  initial  investment  is  allowed  if  the  new  account  is established with a $100 minimum monthly Systematic Investment Plan as described below.
(3) Account must be established with a $200 minimum monthly Systematic Investment Plan as described below.
(4) A $25 minimum monthly investment must be established through an automated payroll cycle.

The minimum additional investment is $100 for all types of accounts

     Systematic Investment Plan. A shareholder may establish a monthly investment plan by which investments are automatically made to his/her Vista Fund account through Automatic Clearing House (ACH) deductions from a checking account. The minimum monthly investment through this plan is $100. Shareholders may choose either to have these investments made during the first or third week each month. Please note that your initial ACH transactions may take up to 10 days from the receipt of your request to be established.

     Shareholders electing to start this Sstematic Investment Plan when opening an account should complete Section 8 of the account application. Current shareholders may begin a Systematic Investment Plan at any time by sending a signed letter with signature guarantee to the Vista Service Center, P.O. Box 419392, Kansas City, MO 64141-6392. The letter should contain your Vista Fund account number, the desired amount and cycle of the systematic investment, and must include a voided check from the checking account from which debits are to be made. A signature guarantee may be obtained from a bank, trust company, broker-dealer or other member of the national securities exchange. Please note that a notary public cannot provide signature guarantees.

                     Initial Sales Charges--Class A Shares

     The public offering price of Class A shares is the next determined net asset value, plus any applicable initial sales charge, which will vary with the size of the purchase as shown in the following table:



                                                                      Concession
                                             Sales Charge             to Dealers
                                      ------------------------        ----------
                                       % of        % of Net              % of
                                      Offering      Amount             Offering
Amount of Purchase                     Price       Invested              Price
------------------                    ---------    ---------           ---------
Less than $100,000................       4.50%        4.71               4.00
$100,000 to $249,999..............       3.75         3.90               3.25
$250,000 to $499,999..............       2.50         2.56               2.25
$500,000 to $999,999..............       2.00         2.04               1.75
$1,000,000 and over...............        --           --                 --

     The initial sales charge on Class A shares varies with the size of the purchase as shown above. The reduced charges apply to the aggregate of purchases of Class A shares of the Fund made at one time by "any person", which term includes, among others, an individual, spouse and children under the age of 21, or a Trustee or other fiduciary of a Trust estate or fiduciary account.

     There is no initial sales charge on purchases of Class A Shares of $1,000,000 or more. However, the Distributor will pay a fee or commission to the dealer of record on such purchases at the rates shown in the table below.


                                                     % Commission
   Amount of purchase at                            Paid to Dealers
     Offering Price                                   of Record
   ---------------------                           -----------------
   $1,000,000 to $2,499,999...............             0.75%
   $2,500,000 to $9,999,999...............             0.50%
   $10,000,000 to $49,999,999.............             0.25%
   $50,000,000 and over...................             0.15%


     Upon notice to Dealers with whom it has sales agreements, VBDS may reallow up to the full applicable initial sales charge on Class A shares and such Dealer may therefore be deemed an "underwriter" under the Securities Act of 1933, as amended, during such periods. For the three-year period commencing July 19, 1993, for activities in maintaining and servicing accounts of customers invested in the Fund, Associated Securities Corp. ("Associated Securities") may receive payments from the Adviser based, in part, on the amount of the aggregate asset values of the Fund (and other Vista funds) in the accounts of shareholders attributable to Associated Securities and the length of time such assets are in such accounts. In addition, under an arrangement between Associated Securities and the Distributor, Associated
Securities will be entitled to receive either 50% or 70% of the difference between the total front-end sales load, or in the case of Class B shares 4.00%, and that portion paid to selling group member broker-dealers.

     The Distributor may, from time to time, provide promotional incentives to certain Dealers whose representatives have sold or are expected to sell significant amounts of the Fund or other Funds in the Trust. At various times the Distributor may implement programs under which a Dealer's sales force may be eligible to win cash or awards for certain sales efforts or under which the Distributor will reallow an amount not exceeding the total applicable initial sales charges on the sales of Class A shares or the Maximum Contingent Deferred Sales Charge of Class B shares generated by the Dealer during such programs to any Dealer that sponsors sales contests or recognition programs conforming to criteria established by the Distributor or participates in sales programs sponsored by the Distributor. The Distributor may provide marketing services to Dealers with whom it has sales agreements, consisting of written informational material relating to sales incentive campaigns conducted by such Dealers for their representatives.

                 Purchases of Class A Shares at Net Asset Value

Shareholders As of November 30, 1990

     Shareholders of record of any Vista Fund as of November 30, 1990, may purchase shares of the Fund at Net Asset Value without an initial sales charge for as long as they continue to own shares of any Vista Fund, provided there is no change in account registration. However, once a shareholder closes his or her account by redeeming all shares, he or she will lose this privilege after 30 days. This provision applies to accounts registered in the name of the shareholder and his or her spouse and children under 21 and for IRAs in their names.

Shareholders Who Are Eligible Persons

     There is no initial sales charge on Class A Shares purchased by the following "Eligible Persons:"

          a) Active or retired Trustees, Directors, officers, partners or employees (including their spouses, children, siblings and parents) of the Adviser, Distributor, Transfer Agency or any affiliates or subsidiaries thereof.

          b) Employees (including their spouses and children under 21) of Dealers having a selected dealers agreement with the distributor.

          c) Any qualified retirement plan or IRA established for the benefit of a person in (a) or (b).

Qualified and Other Retirement Plans

     No initial sales charge will apply to the purchase of Class A Shares of the Fund by:

          a) An investor seeking to invest the proceeds of a qualified retirement plan, where a portion of the plan was invested in Vista.

          b) Any qualified retirement plan with 250 or more participants.

          c) An individual participant in a tax-qualified plan making a tax-free rollover or transfer of assets from the plan in which the adviser of the Fund serves as Trustee or custodian of the plan or manages some portion of the plan's assets.

Purchases Through Investment  Advisers, Brokers or Financial Planners

     Purchases of Class A Shares of the Fund may be made with no initial sales charge through an investment adviser, broker, or financial planner who charges a fee for their services. Purchases of Class A Shares of the Fund may be made with no intial sales charge by an investment adviser, broker or financial planner, provides such purchases are preapproved and are placed through an omnibus account with the Fund.

Purchases Through A Bank as Fiduciary

     Purchases of Class A Shares of the Fund may be made with no initial sales charge in accounts opened by a bank, trust company or thrift institution which is acting as a fiduciary (i.e., exercises investment authority with respect to such accounts, provided that appropriate notification of such fiduciary relationship is reported at the time of the investment to the Fund, the distributor or the Transfer Agent.

     The Fund reserves the right to change any of these policies on purchases without an initial sales charge at any time and may reject any such purchase request.

     The Fund reserves the right to cease offering Class A shares for sale at any time or to reject any order for the purchase of Class A shares and to cease offering any services provided by a Shareholder Servicing Agent.

                Reduced Initial Sales Charges On Class A Shares

     Cumulative Quantity Discount. Class A shares of the Fund may be purchased by any person at a reduced sales charge which is determined by (a) aggregating the dollar amount of the new purchase and the greater of the purchaser's total
(i) net asset value or (ii) cost of any shares acquired and still held in the Fund, or any other Vista Fund, including any Vista money market Fund acquired by exchange for which a sales charge had been incurred and (b) applying the initial sales charge applicable to such aggregate dollar value. The privilege of the cumulative quantity discount is subject to modification or discontinuance at any time with respect to all Class A shares purchased thereafter.

     Group Purchases. An individual who is a member of a qualified group (as hereinafter defined) may also purchase Class A shares of the Fund at the reduced sales charge applicable to the group taken as a whole. The reduced initial sales charge is based upon the aggregate dollar value of Class A shares previously purchased and still owned by the group plus the securities currently being purchased and is determined as stated above under "Cumulative Quantity Discount". For example, if members of the group had previously invested and still held $90,000 of Class A shares and now were investing $15,000, the initial sales charge would be 3.75% on the $15,000 purchase. In order to obtain such discount, the purchaser or investment dealer must provide the Transfer Agent with sufficient information, including the purchaser's total cost, at the time of purchase to permit verification that the purchaser qualifies for a cumulative quantity discount, and confirmation of the order is subject to such verification. Information concerning the current initial sales charge applicable to a group may be obtained by contacting the Transfer Agent.

     A "qualified group" is one which (i) has been in existence for more than six months, (ii) has a purpose other than acquiring Class A shares at a discount and (iii) satisfies uniform criteria which enables the Distributor to realize economies of scale in its costs of distributing Class A shares. A qualified group must have more than 10 members, must be available to arrange for group meetings between representatives of the Fund and the members, must agree to include sales and other materials related to the Fund in its publications and mailings to members at reduced or no cost to the Distributor, and must seek to arrange for payroll deduction or other bulk transmission of
investments  of  the  Fund.   This  privilege  is  subject  to  modification  or
discontinuance at any time with respect to all Class A shares purchased thereafter.

     Statement of Intention. Investors in Class A shares may also qualify for reduced initial sales charges by signing a Statement of Intention (the "Statement"). This enables the investor to aggregate purchases of Class A shares in the Fund with purchases of Class A shares of any other Vista Fund (or if a fund has only one class, shares of such fund), including shares of any Vista money market Fund acquired by exchange from a Fund which charge an initial sales charge, during a 13-month period. The sales charge is based on the total amount invested in Class A shares during the 13-month period. All Class A or other qualifying shares of these Funds currently owned by the investor will be credited as purchases (at their current offering prices on the date the Statement is signed) toward completion of the Statement. A 90-day back-dating period can be used to include earlier purchases at the investor's cost. The 13-month period would then begin on the date of the first purchase during the 90-day period. No retroactive adjustment will be made if purchases exceed the amount indicated in the Statement. A shareholder must notify the Transfer Agent or Distributor whenever a purchase is being made pursuant to a Statement.

     The Statement is not a binding obligation on the investor to purchase the full amount indicated; however, on the initial purchase, if required (or subsequent purchases if necessary), 5% of the dollar amount specified in the Statement will be held in escrow by the Transfer Agent in Class A shares registered in the shareholder's name in order to assure payment of the proper sales charge. If total purchases pursuant to the Statement (less any dispositions and exclusive of any distributions on such shares automatically reinvested) are less than the amount specified, the investor will be requested to remit to the Transfer Agent an amount equal to the difference between the sales charge paid and the sales charge applicable to the aggregate purchases actually made. If not remitted within 20 days after written request, an appropriate number of escrowed shares will be redeemed in order to realize the difference. This privilege is subject to modification or discontinuance at any time with respect to all shares purchased thereunder. Reinvested dividend and capital gain distributions are not counted toward satisfying the Statement.

     Reinstatement Privilege. Class A shareholders have a one time privilege of reinstating their investment in the Fund, subject to the terms of exchange (see "Exchange Privilege") at net asset value next determined. A written request for reinstatement must be received by the Transfer Agent within 30 calendar days of the redemption, accompanied by payment for the shares (not in excess of the redemption). This privilege is subject to modification or discontinuance at any time with respect to all shares purchased thereafter.

     Exchanges for Class A shares of other Vista Funds. Class A shares of the Fund may be obtained without an initial sales charge through exchanges for Class A shares of other Vista Funds. See "Exchange Privilege." In addition, Class B shareholders who have redeemed Class B shares and paid a contingent deferred sales charge in connection with such redemption may purchase Class A shares with no initial sales charge (in an amount not exceeding the redemption proceeds) if the purchase occurs within 30 days of the redemption of the Class B shares.

               Contingent Deferred Sales Charges--Class B Shares

     The public offering price of Class B shares is the next determined net asset value, and no initial sales charge is imposed. However, a contingent deferred sales charge is imposed upon certain redemptions of Class B shares.

     The amount of any applicable contingent deferred sales charge will be calculated by multiplying the net asset value of such shares at the time of redemption by the applicable percentage shown in the table below:

                                                   Contingent Deferred Sales
                                                   Charge as a Percentage of Net
Redemption During                                  Asset Value at Redemption
-------------------                                -----------------------------
1st Year Since Purchase.......................             5%
2nd Year Since Purchase.......................             4%
3rd Year Since Purchase.......................             3%
4th Year Since Purchase.......................             3%
5th Year Since Purchase.......................             2%
6th Year Since Purchase.......................             1%
7th Year Since Purchase.......................             0%


     Redemptions of Class B shares are not subject to a contingent deferred sales charge to the extent that the value of such shares represents: (i) capital appreciation of Fund assets; (ii) reinvestment of dividends or capital gain distributions; or (iii) shares redeemed more than six years after their purchase. In determining the applicability and rate of any contingent deferred sales charge, it will be assumed that a redemption is made first of Class B shares representing capital appreciation, next of shares representing the reinvestment of dividends and capital gains distributions and finally of other shares held by the shareholder for the longest period of time.

     The holding period of Class B shares acquired through an exchange with another Vista Fund will be calculated from the date that the Class B shares were initially acquired in one of the other Vista Funds and those Class B shares being redeemed will be considered to represent capital appreciation or dividend and capital gain distribution reinvestments in other funds to the extent applicable and then of shares held for the longest period of time. As a result, the contingent deferred sales charge imposed should be at the lowest possible rate. The amount of any contingent deferred sales charge imposed will reduce the gain or increase the loss on the amount realized on redemption for purposes of federal income taxes.

     The amount of any contingent deferred sales charge will be paid to VBDS.

     Sales Charge Waivers -- Class B Shares. The contingent deferred sales charge for Class B shares will be waived for certain exchanges and for redemptions in connection with the Fund's systematic redemption plan. In addition, subject to confirmation of a shareholder's status, the contingent deferred sales charge will be waived for: (i) a total or partial redemption made within one year of the death of the shareholder; (ii) a redemption in connection with a Minimum Required Distribution from an IRA, Keogh or custodial account under section 403(b) of the Internal Revenue Code, (iii) redemptions made from an IRA, Keogh or custodial account under section 403(b) of the Internal Revenue Code through an established Systematic Redemption Plan, as discussed on page 20;
(iv) distributions from a qualified plan upon retirement; (v) a redemption resulting from an over-contribution to an IRA; and (vi) a redemption of an account balance under $500, as described on page 21.

     Conversion of Class B Shares. A shareholder's Class B shares will automatically convert to Class A shares (and thus be subject to the lower expenses borne by Class A shares) in the eighth year after the date of purchase, together with the pro rata portion of all Class B shares representing dividends and other distributions paid in additional Class B shares. The conversion will be effected at the relative net asset values per share of the two classes on the first business day of the month following the seventh anniversary of the original purchase occurs. If any exchanges of Class B shares during the eight-year period occurred, the holding period for the shares exchanged will be counted toward the eight-year period. At the time of the conversion the net asset value per share of the Class A shares may be higher or lower than the net asset value per share of the Class B shares; as a result, depending on the relative net asset values per share, a shareholder may receive fewer or more Class A shares than the number of Class B shares converted.

     For further information as to how to direct a Shareholder Servicing Agent to purchase shares of the Fund, an investor should contact his Shareholder Servicing Agent.

     The Fund reserves the right to cease offering Class B shares for sale at any time or reject any order for the purchase of Class B shares and to cease offering any services provided by a Servicing Agent.

     Due to the conversion feature of Class B shares, certificates will not be issued and all shares will be held in book entry form.

                                  Redemptions

     Shareholders may redeem all or any portion of the shares in their account at any time at the net asset value next determined after a redemption request in proper form is furnished by the shareholder to his Shareholder Servicing Agent or Dealer and transmitted to and received by the Transfer Agent subject to any applicable contingent deferred sales charge for Class B shares. The proceeds of a redemption normally will be paid on the next Fund Business Day after a redemption request has been received by the Fund, but in any event within seven days. The forwarding of proceeds from redemption of shares which were recently purchased by check may be delayed up to 15 days. A shareholder may redeem his Fund shares by authorizing his Shareholder Servicing Agent, Dealer or its agent to redeem such shares, which the Shareholder Servicing Agent, Dealer or its agent must do on a timely basis. The signature of both shareholders is required for any written redemption requests from a joint account. In addition, a redemption request may be deferred for up to 15 calendar days if the Transfer Agent has been notified of a change in either the address or the bank account registration previously listed in the Fund's records.

     Class B shares are sold without an initial sales charge but are subject to a contingent deferred sales charge if shares are redeemed within six years of purchase. Class B shares are redeemed in the following order: (i) shares representing capital appreciation; (ii) shares acquired by reinvestment of dividends and capital gains distributions; and (iii) shares purchased and held on a first-in/first-out basis. As a result, the amount of the charge is determined as a percentage of the lesser of the current market value or the cost of the shares being redeemed.

     If a redeeming shareholder owns shares of both Class A and Class B, unless the shareholder specifically requests otherwise, the Class A shares will be redeemed before any Class B shares.

     The value of shares of the Fund redeemed may be more or less than the shareholder's cost, depending on portfolio performance during the period the shareholder owned his shares. Redemptions of shares are taxable events on which the shareholder may recognize a gain or a loss. Although the Fund generally retains the right to pay the redemption price of shares in kind with securities (instead of cash), the Trust has filed an election under Rule 18f-1 under the Investment Company Act of 1940, as amended (the "1940 Act") committing it to pay in cash all redemptions by a shareholder of record up to the amounts specified by the rule (approximately $250,000).

     The payment of redemption requests may be wired directly to a previously designated domestic commercial bank account or mailed to the shareholder's address of record. For the protection of shareholders, all telephone redemption requests in excess of $25,000 will be wired directly to such previously designated bank account. Normally, redemption payments will be transmitted on the next business day following receipt of the request (provided it is made prior to 4:00 p.m. Eastern time on any day redemptions may be made). Redemption payments requested by telephone may not be available in a previously designated bank account for up to four days. There is a $10.00 charge for each federal funds wire transaction. If no share certificates have been issued, a wire redemption may be requested by telephone or wire to the Vista Service Center. For telephone redemptions, call the Vista Service Center at (800) 34-VISTA.

     The right of any shareholder to receive payment with respect to any redemption may be suspended or the payment of the redemption proceeds postponed during any period in which the New York Stock Exchange is closed (other than weekends or holidays) or trading on such Exchange is restricted or, to the extent otherwise permitted by the 1940 Act, if an emergency exists.

     Systematic Redemption Plan--Class A shares. A shareholder owning $10,000 or more of the Class A shares of the Fund as determined by the then current net asset value may provide for the payment monthly or quarterly of at least $100 from his account. A sufficient number of full and fractional Class A shares will be redeemed so that the designated payment is received on approximately the 1st day of the month following the end of the selected payment period.

     Systematic Redemption Plan--Class B shares. A shareholder owning $20,000 or more of the Class B shares of the Fund as determined by the then current net asset value may also provide for the payment monthly or quarterly of amounts from his account, subject to limits described below.

     No contingent deferred sales charge will be imposed on such withdrawals for Class B shares. The minimum monthly or quarterly withdrawal amounts will be $200 and $400 for Class B shares. In addition, a Class B shareholder may not withdraw an amount exceeding 12% annually of his or her "Initial Account Value" for Class B shares--i.e., the value of the Fund account at the time the shareholder elects to participate in the systematic redemption plan. A Class B shareholder's participation in the systematic redemption plan will terminate automatically if the shareholder's Initial Account Value (adjusted upward for the net asset value of Class B shares acquired after the election to participate in the systematic redemption plan) less aggregate redemptions other than under the systematic redemption plan falls below $20,000.

     Redemption of Accounts at Less than $500. The Fund may redeem the shares of any shareholder, if at such time, the aggregate net asset value of the shares in such shareholder's account is less than $500. In the event of any such redemption, a shareholder will receive at least 60 days notice prior to the redemption. In the event the Fund redeems Class B shares pursuant to this provision, no contingent deferred sales charge will be imposed.

                               Exchange Privilege

     Shareholders may exchange, at respective net asset value, Class A and Class B shares of the Fund for Class A and Class B shares of the other Vista Funds which has a similar class of shares, respectively, in accordance with the terms of the then current prospectus of the Fund being acquired. No initial sales charge is imposed on the Class A shares being acquired, and no contingent deferred sales charge is imposed on the Class B shares being redeemed, through an exchange. However, contingent deferred sales charges may apply to redemptions of Class B shares acquired through an exchange. The prospectus of the other Vista Fund into which shares are being exchanged should be read carefully prior to any exchange and retained for future reference. Under the Exchange Privilege, shares of the Fund also may be exchanged for shares of such other Vista Funds only if those Funds and their shares are registered in the states where the exchange may legally be made. Shares of the Fund may only be exchanged into the same class of another Vista Fund and only if the account registrations are identical.

     With respect to exchanges from any Vista money market Fund, shareholders must have acquired their shares in such Vista money market Fund by exchange from one of the other Funds in the Trust, or any exchange directly from one of such money market funds will be done at relative net asset value plus the appropriate sales charge. An exchange of Class B shares into any of the Vista money market funds other than the Class B shares of the Prime Money Market Fund will be treated as a redemption--and therefore subject to the conditions of the contingent deferred sales charge--and a subsequent purchase. Class B shares of any Vista non-money market Fund may be exchanged into the Class B shares of the Prime Money Market Fund in order to continue the aging of the initial purchase of such shares while maintaining a stable net asset value. This exchange will not be subject to a

Contigent  Deferred  Sales Charge  unless those shares are later  redeemed.  The
Class B shares of the Prime Money Market Fund carry the same Distribution and Sub-Administration Fee, and Shareholder and Fund Servicing Fee as the Class B shares of the non-money market Funds. Redemptions of shares acquired through an exchange will be subject to the applicable contingent deferred sales charge.

     Any such exchange may create a gain or loss to be recognized for federal income tax purposes. Normally, shares of the Fund to be acquired through an exchange transaction are purchased on the Redemption Date, but such purchase may be delayed by either Fund up to five business days if the Fund determines that it would be disadvantaged by an immediate transfer of the proceeds. This privilege may be amended or terminated at any time without notice. Arrangements have been made for the acceptance of instructions by telephone to exchange shares if certain preauthorizations or indemnifications are accepted and on file. Further information and telephone exchange forms are available from the Transfer Agent.

     Market Timing. The exchange privilege is not intended as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. In order to limit excessive exchange activity and other circumstances where the Trustees, or Adviser believes doing so would be in the best interest of the Fund, the Fund reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange. In addition, any shareholder who makes more than ten exchanges of shares involving a Fund in a year or three in a calendar quarter will be charged $5.00 administration fee per each such exchange.

                                    General

     The Fund has established certain procedures and restrictions, subject to change from time to time, for purchase, redemption, and exchange orders, including procedures for accepting telephone instructions and effecting automatic investments and redemptions. The Fund's Transfer Agent may defer acting on a shareholder's instructions until it has received them in proper form. In addition, the privileges described in this Prospectus are not available until a completed and signed account application has been received by the Transfer Agent. Telephonic transaction privileges are made available to shareholders automatically upon opening an account unless the privilege is declined in section 6 of the Account Application. To provide evidence of telephone instructions, the Transfer Agent will record telephone conversations with shareholders. The Fund will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. In the event the Fund does not employ such reasonable procedures, it may be liable for losses due to unauthorized or fraudulent instructions.

     Upon receipt of any instructions or inquiries by telephone from a shareholder or, if held in a joint account, from either party, or from any person claiming to be the shareholder, the Fund or its agent is authorized, without notifying the shareholder or joint account parties, to carry out the instructions or to respond to the inquiries, consistent with the service options chosen by the shareholder or joint shareholders in his or their latest account application or other written request for services, including purchasing, exchanging, or redeeming shares of the Fund and depositing and withdrawing monies from the bank account specified in the Bank Account Registration section of the shareholder's latest account application or as otherwise properly specified to the Fund in writing. Shareholders agree to release and hold harmless the Fund, the Adviser, the Administrator, any Shareholder Servicing Agent or sub-agent and broker-dealer, and the officers, directors, employees and agents thereof against any claim, liability, loss, damage and expense for any act or failure to act in connection with Fund shares, any related investment account, any privileges or services selected in connection with such investment account, or any written or oral instructions or requests with respect thereto, or any written or oral instructions or requests from someone claiming to be a shareholder if the Fund or any of the above-described parties follow instructions which they reasonably believe to be genuine and act in good faith by complying with the procedures that have been established for Fund accounts and services.

     Shareholders purchasing their shares through a Shareholder Servicing Agent may not assign, transfer or pledge any rights or interest in any Fund shares or any investment account established with a Shareholder Servicing Agent to any other person without the prior written consent of such Shareholder Servicing Agent, and any attempted assignment, transfer or pledge without such consent may be disregarded.

     The Fund may require signature guarantees for changes that shareholders request be made in Fund records with respect to their accounts, including but not limited to changes in the bank account specified in the Bank Account Registration, or for any written requests for additional account services made after a shareholder has submitted an initial account application to the Fund. The Fund may also refuse to accept or carry out any transaction that does not satisfy any restrictions then in effect.

TAX MATTERS

     The following discussion is addressed primarily to noncorporate investors and is for general information only. A prospective investor, including a corporate investor, should also review the more detailed discussion of federal income tax considerations relevant to the Fund that is contained in the Statement of Additional Information. In addition, each prospective investor should consult with his own tax advisers as to the tax consequences of an investment in the Fund, including the status of distributions from the Fund in his own state and locality.

     The Fund intends to qualify each year and elect to be treated as a separate "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund is treated as a "regulated investment company" and all of its taxable income is distributed to its shareholders in accordance with the timing requirements imposed by the Code, it will not be subject to federal income tax on the amounts so distributed. If for any taxable year the Fund does not qualify for the treatment as a regulated investment company, all of its taxable income will be subject to tax at regular corporate rates without any deduction for distributions to its shareholders, and such distributions will be taxable to shareholders to the extent of the Fund's current and accumulated earnings and profits.

     The Trust is organized as a Massachusetts business trust and, under current law, is not liable for any income or franchise tax in the Commonwealth of Massachusetts as long as the Fund (and each other series of the Trust) qualifies as a regulated investment company under the Code.

     Distributions by the Fund of its taxable ordinary income (net of expenses) and the excess, if any, of its net short-term capital gain over its net long-term capital loss are generally taxable to shareholders as ordinary income. Such distributions are treated as dividends for federal income tax purposes. A portion of the ordinary income dividends paid by the Fund with respect to a year (which cannot exceed the aggregate amount of qualifying dividends received by the Fund from domestic corporations during the year) may qualify for the 70% dividends-received deductions for corporate shareholders, but any such dividends-received deduction will not be allowed in computing a corporate shareholder's adjusted current earnings, upon which is based a corporate preference item which may be subject to an alternative minimum tax or to the environmental superfund tax. Distributions by a Fund of the excess, if any, of its net long-term capital gain over its net short-term capital loss are designated as capital gain dividends and are taxable to shareholders as long-term capital gains, regardless of the length of time a shareholder has held his shares. Ordinary income dividends and capital gain dividends from the Fund may also be subject to state and local taxes.

     Investors should be careful to consider the tax implications of purchasing shares just prior to the next dividend date of any ordinary income dividend or capital gain dividend. Those investors purchasing shares just prior to an ordinary income dividend or capital gain dividend will be taxed on the entire amount of the dividend received, even though the net asset value per share on the date of such purchase reflected the amount of such dividend.

     Distributions to shareholders will be treated in the same manner for federal income tax purposes whether received in cash or reinvested in additional shares of the Fund. In general, distributions by the Fund are taken into account by shareholders in the year in which they are made. However, certain distributions made during January will be treated as having been paid by the Fund and received by the shareholders on December 31 of the preceding year. A statement setting forth the federal income tax status of all distributions made (or deemed made) during the fiscal year, including any portions which constitute ordinary income dividends (and any portion thereof which qualify for the dividends-received deduction for corporations) and capital gain dividends, will be sent to the Fund's shareholders promptly after the end of each year.

     Any loss realized upon a taxable disposition of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any capital gain dividends received on such shares. All or a portion of any loss realized upon a taxable disposition of shares of the Fund may be disallowed if other shares of the Fund are purchased within 30 days before or after such disposition.

     Under the backup withholding rules of the Code, certain shareholders may be subject to 31% withholding of federal income tax on distributions and redemption payments made by the Fund. Generally, shareholders are subject to backup withholding if they have not provided the Fund with a correct taxpayer identification number and certain required certifications.

     No gain or loss will be recognized by a shareholder as a result of a conversion from Class B shares to Class A shares.

OTHER INFORMATION CONCERNING SHARES OF THE FUND

                                Net Asset Value

     The net asset value of a class of shares of the Fund is determined as of the close of trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time) on each Fund Business Day, by dividing the net assets attributable to that class by the number of its shares outstanding in that class. Values of assets in the Fund's portfolio are determined on the basis of their market or other fair value, as described in the Statement of Additional Information. A share's net asset value is effective for orders received by a Shareholder Servicing Agent prior to its calculation and received by the Distributor prior to the close of business, usually 4:00 p.m. Eastern time, on the Fund Business Day on which such net asset value is determined.

     The per share net asset value of Class B shares of the Fund will generally be lower than that of the Class A shares because of the higher expenses borne by the Class B shares; however these net asset values will tend to converge immediately after the payment of dividends.

              Net Income, Dividends and Capital Gain Distributions

     Substantially all of the net income from dividends and interest (if any) of the Fund is paid to its shareholders quarterly (in the months of March, June, September and December) as a dividend. The net investment income attributable to a class of shares consists of the allocated dividends and interest income earned on its portfolio, less allocated expenses. The Fund will distribute its net realized short-term and long-term capital gains, if any, to its shareholders annually after the close of its fiscal year. Dividends paid on Class A and Class B shares are calculated at the same time and in the same manner. In general, dividends on Class B shares are expected to be lower than those on Class A shares due to the higher distribution expenses, and certain other expenses borne by the Class B shares. Dividends may also differ between classes as a result of differences in other class specific expenses.

     The Fund will also make additional distributions to the extent necessary to avoid application of the 4% nondeductible excise tax on certain undistributed income and net capital gains imposed by Section 4982 of the Code.

     Subject to the policies of the shareholder's Shareholder Servicing Agent, a shareholder of either class may elect to receive dividends and capital gains distributions from the Fund in either cash or additional shares of that class.

      Distribution Plans and Distribution and Sub-Administration Agreement

     The Trustees have adopted Distribution Plans (the "Distribution Plans") for both Class A and Class B shares in accordance with Rule 12b-1 under the 1940 Act, after having concluded that there is a reasonable likelihood that the Distribution Plans for each class will benefit that class and its respective shareholders.

     The Class A Distribution Plan provides that the Fund shall pay distribution fees including payments to the Distributor, at an annual rate not to exceed 0.20% of its average daily net assets for distribution services. The Class B Distribution Plan provides that the Fund shall pay distribution fees including payments to the Distributor, at an annual rate not to exceed 0.75% of its averge annual net assets for distribution services. Some payments under the Distribution Plans may be used to compensate broker-dealers with trail or maintenance commissions in amounts not to exceed 0.20% annualized of the average net asset value of Class A shares, or 0.25% of the annualized average net asset value of the Class B shares maintained in the Fund by such broker-dealers' customers. Trail or maintenance commissions on Class B shares will be paid to Broker-Dealers beginning in the 13th month following the purchase of such Class B shares. The distribution fees are not directly tied to expenses; therefore, the amount of distribution fees paid by the Fund during any year may be more or less than actual expenses incurred pursuant to the Distribution Plans. For this reason, this type of distribution fee arrangement is characterized by the staff of the Securities and Exchange Commission as being of the "compensation variety" (in contrast to "reimbursement" arrangements such as those described in the next paragraph, by which a distributor's compensation is directly linked to its expenses). With respect to Class B shares, because of the 0.75% annual limitation on the compensation paid to the Distributor during a fiscal year, compensation relating to a large portion of the commissions attributable to sales of Class B shares in any one year will be paid by the Fund to the distributor in fiscal years subsequent thereto. In determining whether to purchase Class B shares, investors should consider that daily compensation payments could continue until the Distributor has been reimbursed for the commissions paid on sales of Class B shares.

     Each class of shares is entitled to exclusive voting rights with respect to matters concerning its Distribution Plan.

     Under its Distribution Plan, the Class A shares are also permitted to pay an additional fee at an annual rate not to exceed 0.05% of its average daily net assets in anticipation of, or as reimbursement for, expenses incurred in connection with print or electronic media advertising in connection with the sale of Fund shares. As of the date of this Prospectus, no such expenses have been incurred and no amounts have been paid by the Fund pursuant to this provision. However, if such expenses are incurred in the future, the maximum compensation paid by the Class A shares under the Class A Distribution Plan would be at an annual rate of 0.25% of its average daily net assets.

     The Distribution and Sub-Administration Agreement dated April 2, 1990, as amended June 1, 1990 and September 30, 1993 (the "Distribution Agreement"), provides that the Distributor will act as the principal underwriter of the Fund's shares and bear the expenses of printing, distributing and filing prospectuses and statements of additional information and reports used for sales purposes, and of preparing and printing sales literature and advertisements not paid for by the Distribution Plans. In addition, the Distributor will provide certain sub-administration services, including providing officers, clerical staff and office space. The Distributor currently receives a fee for sub-administration from the Fund at an annual rate equal to 0.05% of the Fund's average daily net assets, on an annualized basis for the Fund's then-current fiscal year. Other funds which have investment objectives similar to those of the Fund, but which do not pay some or all of such fees from their assets, may offer a higher return, although investors would, in some cases, be required to pay a sales charge or a redemption fee.

     The Distributor has agreed to use a portion of its distribution and sub-administration fee to pay for certain expenses of the Fund incurred in connection with organizing new series of the Trust and certain other ongoing expenses of the Trust. The Distributor may, from time to time, waive all or a portion of the fees payable to it under the Distribution Agreement.

                                    Expenses

     The expenses of each of the Funds of the Trust include the compensation of its Trustees; registration fees; interest charges; taxes; fees and expenses of independent accountants, of legal counsel and of any transfer agent, custodian, registrar or dividend disbursing agent of the Trust; insurance premiums; and expenses of calculating the net asset value of, and the net income on, the shares of the Fund.

     The Fund will pay all of its pro rata share of the foregoing expenses of the Trust, including membership dues in the Investment Company Institute, administrative fees payable under the Fund's Administration Agreement, and sub-administration fees payable under the Distribution and Sub-Administration Agreement. In addition, each class will pay those expenses allocable to the class, including: shareholder servicing fees and expenses; expenses of preparing, printing and mailing prospectuses, reports, notices, and proxy statements to shareholders and government offices or agencies; expenses of shareholder meetings; expenses relating to the registration and qualification of shares of the particular class and the preparation, printing and mailing of prospectuses for such purposes (except that the Distribution and Sub-Administration Agreement requires the Distributor to pay for prospectuses which are to be used for sales to prospective investors).

              Description of Shares, Voting Rights and Liabilities

     Mutual Fund Group is an open-end management investment company organized as a Massachusetts business trust under the laws of the Commonwealth of Massachusetts in 1987. The Trust has reserved the right to create and issue additional series and classes. Each share of a series or class, including Class A and Class B, represents an equal proportionate interest in that series or class with each other share of that series or class. The shares of each series or class participate equally in the earnings, dividends and assets of the particular series or class. Shares have no pre-emptive or conversion rights. Shares when issued are fully paid and non-assessable, except as set forth below. Shareholders are entitled to one vote for each whole share held, and each fractional share shall be entitled to a proportionate fractional vote, except that Trust shares held in the treasury of the Trust shall not be voted. Shares of Class A and Class B generally vote separately, for example to approve distribution plans but vote together, to the extent required under the 1940 Act, in the election or selection of Trustees and independent accountants. With respect to shares purchased through a Shareholder Servicing Agent and, in the event written proxy instructions are not received by the Fund or its designated agent prior to a shareholder meeting at which a proxy is to be voted and the shareholder does not attend the meting in person, the Shareholder Servicing Agent for such shareholder will be authorized pursuant to an applicable agreement with the shareholder to vote the shareholder's outstanding shares in the same proportion as the votes cast by other Fund shareholders represented at the meeting in person or by proxy.

     The Trust is not required to hold annual meetings of shareholders but will hold special meetings of shareholders of Class A or Class B or of all series or classes when in the judgment of the Trustees it is necessary or desirable to submit matters for a shareholder vote. A Trustee of the Trust may, in accordance with certain rules of the Securities and Exchange Commission, be removed from office when the holders of record of not less than two-thirds of the outstanding shares either present a written declaration to the Funds' Custodian or vote in person or by proxy at a meeting called for this purpose. In addition, the Trustees will promptly call a meeting of shareholders to remove a trustee(s) when requested to do so in writing by record holders of not less than 10% of all outstanding shares of the Trust. Finally, the Trustees shall, in certain circumstances, give such shareholders access to a list of the names and addresses of all other shareholders or inform them of the number of shareholders and the cost of mailing their request. The Trust's Declaration of Trust provides that, at any meeting of shareholders, a
Shareholder Servicing Agent may vote any shares as to which such Shareholder Servicing Agent is the agent of record and which are otherwise not represented in person or by proxy at the meeting, proportionately in accordance with the votes cast by holders of all shares of the same portfolio otherwise represented at the meeting in person or by proxy as to which such Shareholder Servicing
Agent is the agent of record. Any shares so voted by a Shareholder Servicing Agent will be deemed represented at the meeting for purposes of quorum requirements. Shareholders of each series or class, including Class A and Class B would be entitled to share pro rata in the net assets of that series or class available for distribution to shareholders upon liquidation of the Fund or that series or class.

     The Trust reserves the right to create and issue a number of series of shares, in which case the shares of each series would participate equally in the earnings, dividends and assets of the particular series (except for differences among any classes of shares of any series).

     The Trust is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders of such a business trust may, under certain circumstances, be held personally liable as partners for its obligations. However, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which both inadequate insurance existed and the Trust itself was unable to meet its obligations.

SHAREHOLDER SERVICING AGENTS, TRANSFER AGENT AND CUSTODIAN

                          Shareholder Servicing Agents

     The shareholder servicing agreement with each Shareholder Servicing Agent provides that such Shareholder Servicing Agent will, as agent for its customers perform various services, including but not limited to the following: answer customer inquiries regarding account status and history, the manner in which purchases and redemptions of shares may be effected for the Fund as to which the Shareholder Servicing Agent is so acting and certain other matters pertaining to the Fund; assist shareholders in designating and changing dividend options, account designations and addresses; provide necessary personnel and facilities to establish and maintain shareholder accounts and records; assist in processing purchase and redemption transactions; arrange for the wiring of funds; transmit and receive funds in connection with customer orders to purchase or redeem shares; verify and guarantee shareholder signatures in connection with redemption orders and transfers and changes in shareholder-designated accounts; furnish (either separately or on an integrated basis with other reports sent to a shareholder by a Shareholder Servicing Agent) quarterly and year-end statements and confirmations of purchases and redemptions; transmit, on behalf of the Fund, proxy statements, annual reports, updated prospectuses and other communications to shareholders of the Fund; receive, tabulate and transmit to the Fund proxies executed by shareholders with respect to meetings of shareholders of the Fund; and provide such other related services as the Fund or a shareholder may request. For performing these services, each Shareholder Servicing Agent receives certain fees, which may be paid periodically, determined by a formula based upon the number of accounts serviced by such Shareholder Servicing Agent during the period for which payment is being made, the level of activity in accounts serviced by such Shareholder Servicing Agent during such period, and the expenses incurred by such Shareholder Servicing Agent. The fees relating to acting as liaison to shareholders and providing personal services to shareholders will not exceed, on an annual basis, 0.25% of the average daily net assets of each class of the Fund represented by shares owned during the period for which payment is being made by investors for whom such Shareholder Servicing Agent maintains a servicing relationship. Each Shareholder Servicing Agent may, from time to time, voluntarily waive all or a portion of the fees payable to it. In addition, Chase may provide other related services to the Fund for which it may receive compensation.

     The Shareholder Servicing Agent, and its affiliates, agents and representatives acting as Shareholder Servicing Agents, may establish custodial investment accounts ("Accounts"), known as Chase Investment Accounts or by any other name designated by a Shareholder Servicing Agent. Through such Accounts, customers can purchase, exchange and redeem Class A or Class B shares, receive dividends and distributions on Fund investments, and take advantage of any services related to an Account offered by such Shareholder Servicing Agent from time to time. All Accounts and any related privileges or services shall be governed by the laws of the State of New York, without regard to its conflicts of laws provisions.

     The Glass-Steagall Act and other applicable laws generally prohibit federally chartered or supervised banks from publicly underwriting or distributing certain securities, such as the Fund's shares. The Trust, on behalf of the Fund, will engage banks, including the Adviser, as Shareholder Servicing Agents, only to perform advisory, custodial, administrative and shareholder servicing functions as described above. While the matter is not free from doubt, Trust management believes that such laws should not preclude a bank, including a bank which acts as investment adviser, custodian or administrator, or in all such capacities, for the Fund, from acting as a Shareholder Servicing Agent. However, possible future changes in federal law or administrative or judicial interpretations of current or future law, could prevent a bank from continuing to perform all or part of its servicing activities. If that occurred, the bank's shareholder clients would be permitted to remain Fund shareholders and alternative means for continuing the servicing of such shareholders would be sought. In such event, changes in the operation of the Fund might occur and a shareholder serviced by such bank might no longer be able to avail himself of any automatic investment or other services then being provided by such bank. The Fund does not expect that shareholders would suffer any adverse financial consequences as a result of these occurrences.

Transfer Agent and Custodian


     DST Systems, Inc. ("DST") acts as transfer agent and dividend disbursing agent (the "Transfer Agent") for the Fund. In this capacity, DST maintains the account records of all shareholders in the Funds, including statement preparation and mailing. DST is also responsible for disbursing dividend and capital gain distributions to shareholders, whether taken in cash or additional shares. From time to time, DST and/or the Fund may contract with other entities to perform certain services for the Transfer Agent. For its services as Transfer Agent, DST receives such compensation as is from time to time agreed upon by the Trust and DST. DST's address is 127 W. 10th Street, Kansas City, MO 64105.

     Pursuant to a Custodian Agreement, Chase acts as the custodian of the assets of the Fund for which Chase receives compensation as is from time to time agreed upon by the Trust and Chase. The Custodian's responsibilities include safeguarding and controlling the Fund's cash and securities, handling the receipt and delivery of securities, determining income and collecting interest on the Fund's investments, maintaining books of original entry for portfolio and Fund accounting and other required books and accounts, and calculating the daily net asset value of shares of the Fund. Portfolio securities and cash may be held by sub-custodian banks if such arrangements are reviewed and approved by the Trustees. The internal division of Chase which serves as the Fund's Custodian does not determine the investment policies of the Fund or decide which securities will be bought or sold on behalf of the Fund or otherwise have access to or share material inside information with the internal division that performs advisory services for the Fund.

                         Tax-Sheltered Retirement Plans

     Shares of the Fund are offered in connection with the following qualified prototype retirement plans: IRA, Rollover IRA, SEP-IRA, Profit-Sharing, and Money Purchase Pension Plans which can be adopted by self-employed persons ("Keogh") and by corporations, 401(k) and 403(b) Retirement Plans. Call or write the Vista Service Center for more information.

YIELD AND PERFORMANCE INFORMATION

     From time to time, the Fund may use hypothetical investment examples and performance information in advertisements, shareholder reports or other communications to shareholders. Because such performance information is based on historical earnings, it should not be considered as an indication or representation of the performance of any classes of the Fund in the future. From time to time, the performance and yield of classes of the Fund may be quoted and compared to those of other mutual funds with similar investment objectives, unmanaged investment accounts, including savings accounts, or other similar products and to stock or other relevant indices or to rankings prepared by independent services or other financial or industry publications that monitor the performance of mutual funds. For example, the performance of the Fund or its classes may be compared to data prepared by Lipper Analytical Services, Inc. or Morningstar Mutual Funds on Disc, widely recognized independent services which monitor the performance of mutual funds. Performance and yield data as reported in national financial publications including, but not limited to, Money Magazine, Forbes, Barron's, The Wall Street Journal and The New York Times, or in local or regional publications, may also be used in comparing the performance and yield of the Fund or its classes. Additionally, the Fund may, with proper authorization, reprint articles written about the Fund and provide them to prospective shareholders.

     The Fund may provide period and average annualized "total rates of return." The "total rate of return" refers to the change in the value of an investment in the Fund over a period (which period shall be stated in any advertisement or communication with a shareholder) based on any change in net asset value per share including the value of any shares purchased through the reinvestment of any dividends or capital gains distributions declared during such period. Period total rates of return may be annualized. An annualized total rate of return assumes that the period total rate of return is generated over a 52-week period, and that all dividends and capital gains distributions are reinvested; annualized total rates of return will be slightly higher than period total rates of return (if the periods are shorter than one year) because of the compounding effect of the assumed reinvestment. For Class A shares the annual total rate of return and yield figures will assume payment of the maximum initial sales load at the time of purchase. For Class B shares, the average annual total rate of return figures will assume deduction of the applicable contingent deferred sales charge imposed on a total redemption of shares held for the period. One-, fiveand ten- year periods will be shown, unless the class has been in existence for a shorter period.

     The Fund may provide annualized "yield" quotations in addition to total rate of return quotations. The annualized "yield" quotations of the Fund will be based on net investment income and refer to the income generated by an investment in the Fund over a stated period (which period shall be stated in any advertisement or communication with a shareholder). The "yield" is then "annualized" by assuming that the income generated over the period will be generated over a 52-week period. A "yield" quotation, unlike a total rate of return quotation, does not reflect changes in net asset value.

     Unlike some bank deposits or other investments which pay a fixed yield for a stated period of time, the yield and the net asset value of classes of shares of the Fund will vary based on interest rates, the current market value of the securities held in the Fund's portfolio and changes in the Fund's expenses. The Adviser, the Shareholder Servicing Agent, the Administrator or the Distributor have all voluntarily agreed to waive a portion of their fees on a month-to-month basis. In addition, the Distributor may assume a portion of the Fund's operating expenses on a month-to-month basis. These actions have the effect of increasing the net income (and therefore the yield and total rate of return) of the Fund classes of shares during the period such waivers are in effect. These factors and possible differences in the methods used to calculate the yields and total rates of return should be considered when comparing the yields or total rates of return of the classes of shares of the Fund to yields and total rates of return published for other investment companies and other investment vehicles
(including different classes of shares). The Fund is advised that certain Shareholder Servicing Agents may credit to the accounts of their customers from whom they are already receiving other fees amounts not exceeding the Shareholder Servicing Agent fees received (see "Purchases and Redemptions of Shares -- Purchases"), which will have the effect of increasing the net return on the investment of customers of those Shareholder Servicing Agents. Such customers may be able to obtain through their Shareholder Servicing Agents quotations reflecting such increased return. See the Statement of Additional Information for further information concerning the calculation of the yields or total rates of return quotations for the classes of shares of the Fund.

     The Fund generally will include performance data for both classes of Fund shares in any advertisements or promotional materials including Fund performance data.

                               Other Information

     The Statement of Additional Information contains more detailed information about the Trust and the Fund, including information related to (i) the Fund's investment policies and restrictions, (ii) risk factors associated with Fund's policies and investments, (iii) the Trust's Trustees, officers and the
Administrator and the Adviser, (iv) portfolio transactions, (v) the Funds' shares, including rights and liabilities of shareholders, and (vi) additional performance information, including the method used to calculate yield or total rate of return quotations of the Fund. The audited financial statements of the Fund are incorporated by reference in the Statement of Additional Information:
Portfolio of Investments at October 31, 1994, Statement of Assets and Liabilities at October 31, 1994, Statement of Operations for the year ended October 31, 1994, Statement of Changes for each of the 2 periods ended October 31, 1994 and Per Share Data and Ratios for each of the 2 periods ended October 31, 1994.

                                                                      APPENDIX A

              Description of Futures Contracts and Options Thereon

     Futures Contracts. A futures contract is a bilateral agreement providing for the purchase and sale of a specified type and amount of a financial instrument, or, in the case of futures contracts on indexes of securities, for the making and acceptance of a cash settlement, at a stated time in the future for a fixed price. By its terms, a futures contract provides for a specified settlement date on which, in the case of the majority of interest rate futures contracts, the fixed income securities underlying a contract are delivered by the seller and paid for by the purchaser, or on which, in the case of a stock index futures contract, an amount equal to a dollar amount multiplied by the difference between the value of a stock index at the close of the last trading day of the contract and the value of such index at the time the futures contract was originally entered into is settled between the purchaser and seller in cash. The purchase or sale of a futures contract differs from the purchase or sale of a security in that no purchase price is paid or received at the time the contract is entered into. Instead, an amount of cash or cash equivalents, the value of which may vary but is generally equal to 2% or less of the value of the contract, must be deposited with the broker as initial deposit or "margin". Subsequent payments to and from the broker, referred to as "variation margin", are made on a daily basis as the value of the index underlying the futures contract fluctuates, making positions in the futures contract more or less valuable, a process known as "marking to the market".

     At any time prior to the expiration of a futures contract, a trader may elect to close out its position by taking an opposite position, subject to the availability of a secondary market, which will operate to terminate the initial position. At that time, a final determination of variation margin is made and any loss experienced by a party is required to be paid to the exchange clearing corporation, while any profit due to a party must be delivered to it.

     Futures contracts differ from options (which are described below) in that they are bilateral agreements, with both the purchaser and the seller equally obligated to complete the transaction. Futures contracts call for settlement only on the expiration date, and cannot be "exercised" at any other time during their term.

     Options on Futures Contracts. An option on a futures contract gives the purchaser (the "holder") the right, but not the obligation, to enter into a "long" position in the underlying futures contract (i.e., a purchase of such futures contract) in the case of an option to purchase (a "call" option), or a "short" position in the underlying futures contract (i.e., a sale of such futures contract) in the case of an option to sell (a "put" option), at a fixed price (the "strike price") up to a stated expiration date. The holder pays a non-refundable purchase price for the option, known as the "premium". The maximum amount of risk the purchaser of the option assumes is equal to the premium plus related transaction costs, although this entire amount may be lost. Upon exercise of the option by the holder, the exchange clearing corporation establishes a corresponding short position for the seller (the "writer") of the option in the case of a call option, or a corresponding long position in the case of a put option. In the event that an option is exercised, the parties will be subject to all the risks associated with the trading of futures contracts, such as payment of variation margin deposits. In addition, the writer of an option on a futures contract, unlike the holder, is subject to initial and variation margin requirements on the option position.

     An option, whether based on a futures contract, a stock index or an equity security, becomes worthless to the holder when it expires. A position in an option may be terminated by the purchaser or seller prior to expiration by effecting a closing purchase or sale transaction subject to the availability of a secondary market, which is the purchase or sale of an option of the same series (i.e., the same exercise price and expiration date) as the option previously purchased or sold. The difference between the premiums paid and received represents the party's profit or loss on the transaction.

                                                                      APPENDIX B

                            Description of Ratings*

     The ratings of Moody's and Standard & Poor's represent their opinions as to the quality of various debt securities. It should be emphasized, however, that ratings are not absolute standards of quality. Consequently, debt securities with the same maturity, coupon and rating may have different yields while debt securities of the same maturity and coupon with different ratings may have the same yield.

          Description of Moody's four highest debt securities ratings:

     Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude, or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

     A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

     Baa  --  Bonds  which  are  rated  Baa  are   considered  as  medium  grade
obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal and security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Description of Standard & Poor's four highest debt securities ratings:

     AAA -- Bonds rated AAA have the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

     AA -- Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

     A -- Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     BBB -- Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing



--------------------

* As described by the rating agencies. Ratings are generally given to securities at the time of issuance. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so.

circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

     Plus (+) or Minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

                                MUTUAL FUND GROUP
                                     PART C
                                OTHER INFORMATION

ITEM 15.  INDEMNIFICATION

          The response to this item is incorporated by reference to Item 27 of Part C of PostEffective Amendment No. 32, filed December 28, 1995 ("Amendment No. 32"), to the Registrant's Registration Statement on Form N-1A, filed May 11, 1987, Registration Statement No. 33-14196 (the "Registration Statement").


ITEM 16.  EXHIBITS

Exhibit No.
-----------

EX-99.1(a)     Declaration of Trust, as amended. (1)

EX-99.1(b)     Certificate  of Amendment to  Declaration of Trust dated December
               14, 1995. (12)

EX-99.1(c)     Certificate  of Amendment to  Declaration  of Trust dated October
               19, 1995. (12)

EX-99.1(d)     Certificate  of Amendment to  Declaration of Trust dated July 25,
               1993. (12)

EX-99.2        By-laws, as amended. (1)

EX-99.3        None

EX-99.4 Form of Mutual Fund Group IEEE Balanced Fund and Vista Balanced Fund Plan of Reorganization (filed herewith as Exhibit A to the Prospectus/Proxy Statement).

EX-99.5        Specimen share certificate. (1)

EX-99.6(a)     Investment Advisory Agreements and Sub-Advisory Agreements (6)

EX-99.6(b)     Form of Investment  Advisory Agreement for Vista Small Cap Equity
               Fund. (9)

EX-99.6(c)     Form of Interim Investment Advisory Agreement. (12)

EX-99.6(d)     Form of Proposed Investment Advisory Agreement. (12)

Exhibit No.
-----------

EX-99.6(e)     Form of Proposed  Investment  Sub-Advisory  Agreement between The
               Chase Manhattan Bank and Chase Asset Management, Inc. (12)

EX-99.7(a)     Distribution and Sub-Administration Agreement. (6)

EX-99.7(b)     Distribution  and  Sub-Administration  Agreement dated August 21,
               1995. (12)

EX-99.8(a)     Retirement Plan for Eligible Trustees. (12)

EX-99.8(b)     Deferred Compensation Plan for Eligible Trustees. (12)

EX-99.9(a)     Custodian Agreement. (1)

EX-99.9(b)     Sub-Custodian Agreement. (1)

EX-99.10(a)    Rule 12b-1  Distribution  Plan of Vista  Mutual  Funds  including
               Selected Dealer Agreement and Shareholder Service Agreement. (1)

EX-99.10(b)    Rule 12b-1  Distribution  Plan of Vista Premier  Funds  including
               Selected Dealer Agreement and Shareholder Service Agreement. (1)

EX-99.10(c)    Rule 12b-1  Distribution  Plan for each of Vista Bond Fund, Vista
               Short-Term Bond Fund, Vista Equity Fund and Vista U.S. Government
               Money  Market  Fund  including   Selected  Dealer  Agreement  and
               Shareholder Service Agreement. (3)

EX-99.10(d)    Form of Rule  12b-1  Distribution  Plan for Class B shares of the
               Vista Prime Money Market Fund. (8)

EX-99.10(e)    Form of Rule  12b-1  Distribution  Plan for Vista  Asian  Oceanic
               Shares  Fund,   Vista  Japan  Pacific  Shares  Fund,  Vista  U.S.
               Government Securities Fund and Vista European Shares Fund. (8)

EX-99.10(f)    Form of Rule 12b-1  Distribution  Plan for Vista Small Cap Equity
               Fund. (9)

EX-99.10(g)    Proposed Rule 12b-1  Distribution Plan -- Class A Shares -- Vista
               American Value Fund (including forms of Selected Dealer Agreement and Shareholder Servicing Agreement). (12)

EX-99.10(h)    Rule 12b-1  Distribution  Plan -- Class B Shares (including forms
               of  Selected   Dealer   Agreement   and   Shareholder   Servicing
               Agreement). (12)

EX-99.10(i)    Form of Rule 18f-3 Multi-Class Plan. (12)

Exhibit No.
-----------

EX-99.11 Opinion of Counsel regarding legality of issuance of shares and other matters. (13)

EX-99.12       Opinion of Counsel on tax matters. (13)

EX-99.13(a)    Transfer Agency Agreement. (1)

EX-99.13(b)    Administrative Services Plan. (1)

EX-99.13(c)    Shareholder Servicing Agreement of Vista Mutual Funds. (1)

EX-99.13(d)    Form of Shareholder  Servicing  Agreement of Vista Premier Funds.
               (1)

EX-99.13(e)    Form of Shareholder Servicing Agreement. (12)

EX-99.13(f)    Administration Agreement. (6)

EX-99.13(g)    Form of Administration Agreement. (12)

EX-99.14(a)    Consent of Price Waterhouse, Independent Accountants. (13)

EX-99.14(b)    Consent  of  Kramer,  Levin,  Naftalis,  Nessen,  Kamin & Frankel
               (included in Exhibit 11 hereto).

EX-99.15       Inapplicable.

EX-99.16       Inapplicable.

EX-99.17(a)    Form of Proxy. (13)


--------------

          (1) Filed as an exhibit to Amendment No. 6 to the Registration Statement on Form N-1A of the Registrant (File No. 33-14196) as filed with the Securities and Exchange Commission on March 23, 1990.

          (2)  Filed as an  exhibit  to  Amendment  No.  11 to the  Registration
               Statement on Form N-1A of the Registrant (File No. 33-14196) as filed with the Securities and Exchange Commission on June 8, 1992 to register shares of the Vista Balanced Fund and IEEE Spectrum Funds series of the Trust.

          (3)  Filed as an  exhibit  to  Amendment  No.  15 to the  Registration
               Statement on Form N-1A of the Registrant (File No. 33-14196) as filed with the Securities and Exchange Commission on October 30, 1992.

          (4)  Filed as an  exhibit  to  Amendment  No.  16 to the  Registration
               Statement on Form N-1A of the Registrant (File No. 33-14196) on December 28, 1992.

          (5)  Filed as an  exhibit  to  Amendment  No.  19 to the  Registration
               Statement on Form N-1A of the Registrant (File No. 33-14196) on June 30, 1993.

          (6)  Filed as an  exhibit  to  Amendment  No.  23 to the  Registration
               Statement on Form N-1A of the Registrant (File No. 33-14196) on December 30, 1993.

          (7)  Filed as an  exhibit  to  Amendment  No.  24 to the  Registration
               Statement on Form N-1A of the Registrant (File No. 33-14196) on February 10, 1994.

          (8)  Filed as an  exhibit  to  Amendment  No.  26 to the  Registration
               Statement on Form N-1A of the Registrant (File No. 33-14196) on June 30, 1994.

          (9)  Filed as an  exhibit  to  Amendment  No.  27 to the  Registration
               Statement on Form N-1A of the Registrant (File No. 33-14196) on October 3, 1994.

          (10) Filed as an  exhibit  to  Amendment  No.  30 to the  Registration
               Statement on Form N-1A of the Registrant (File No. 33-14196) on July 19, 1995.

          (11) Filed as an  exhibit  to  Amendment  No.  31 to the  Registration
               Statement on Form N-1A of the Registrant (File No. 33-14196) on November 13, 1995.

          (12) Filed as an exhibit to Amendment No. 32.


          (13) Filed as an exhibit to N-14 (File No. 33-_______) on January 23, 1996.

          (14) Filed herewith.


Item 17.       Undertakings.

               (a) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

               (b) The undersigned Registrant agrees that every prospectus that is filed under paragraph (a) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 8th day of March, 1996.


                                             MUTUAL FUND GROUP


                                             By:/s/ H. Richard Vartabedian
                                                --------------------------
                                                 H. Richard Vartabedian
                                                         President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the dates indicated.


  /s/Fergus Reid,III                Chairman          March 8, 1996
   Fergus Reid, III                 and Trustee


  /s/William J. Armstrong           Trustee           March 8, 1996
   William J. Armstrong


  /s/John R. H. Blum                Trustee           March 8, 1996
   John R.H. Blum


  /s/Joseph J. Harkins              Trustee           March 8, 1996
   Joseph J. Harkins


  /s/Richard E. Ten Haken           Trustee           March 8, 1996
   Richard E. Ten Haken


  /s/Stuart W. Cragin, Jr.          Trustee           March 8, 1996
   Stuart W. Cragin, Jr.


  /s/Irv Thode                      Trustee           March 8, 1996
   Irv Thode


  /s/H. Richard Vartabedian         President         March 8, 1996
   H. Richard Vartabedian           and Trustee



 /s/Martin R. Dean                  Treasurer and     March 8, 1996
   Martin R. Dean                   Principal
                                    Financial Officer

                                INDEX TO EXHIBITS


Exhibit Number
--------------



99.14(a)               Consent   of   Price   Waterhouse,    LLP,    Independent
                       Accountants.